B A L A N C E

the harmonious arrangement or relation of parts or elements within a whole

2007
annual report

UNIT
CORPORATION

WHO *we* ARE

BOARD OF DIRECTORS

John G. Nikkel
Chairman of the Board

J. Michael Adcock
Chairman of the Board of Arvest Bank
Trustee, Don Bodard Trust
Shawnee, Oklahoma

Gary R. Christopher
Investments
Tulsa, Oklahoma

Don Cook
Investments
Shawnee, Oklahoma

King P. Kirchner
Co-founder, Unit Corporation
Tulsa, Oklahoma

William B. Morgan
Attorney and Investments
Chandler, Arizona

Larry D. Pinkston
President and Chief Executive Officer

Robert J. Sullivan, Jr.
Manager of Sullivan and Company LLC
Tulsa, Oklahoma

John H. Williams
Investments
Tulsa, Oklahoma

OFFICERS

John G. Nikkel
Chairman of the Board

Larry D. Pinkston
President and Chief Executive Officer

Mark E. Schell
Senior Vice President, General Counsel and Secretary

David T. Merrill
Chief Financial Officer and Treasurer

AUDIT COMMITTEE

Don Cook
Chairman

Gary R. Christopher

William B. Morgan

COMPENSATION COMMITTEE

J. Michael Adcock
Chairman

Don Cook

William B. Morgan

John H. Williams

NOMINATING & GOVERNANCE COMMITTEE

William B. Morgan
Chairman

J. Michael Adcock

Robert J. Sullivan, Jr.

John H. Williams

THE STRENGTH *of* THREE

CONTRACT DRILLING — EXPLORATION & PRODUCTION — MID-STREAM

UNIT CORPORATION

SELECTED *comparative* 5 YEAR GROWTH

(Dollars in thousands except per day amounts)	2007	2002	Percentage
Total Revenue	$1,158,754	$187,392	518%
Net Income	$266,258	$18,244	1359%
Long-Term Debt	$120,600	$30,500	295%
Debt to Capitalization Ratio	7.8%	6.7%	16%
Number of Rigs at End of Period	129	75	72%
Average Dayrates	$18,663	$7,716	142%
Reserves (MMcfe)	514,569	269,386	91%
Gas Production (MMcf)	43,464	18,968	129%
Oil Production (MBbl)	1,091	349	213%
Liquids Production (MBbl)	785	124	533%

Our operations are mainly located in the Mid-Continent, Rocky Mountain and Gulf Coast Basins. Our corporate offices are located in Tulsa, Oklahoma, with regional offices in Oklahoma City, Oklahoma; Woodward, Oklahoma; Pampa, Texas; Borger, Texas; Houston, Texas; Humble, Texas; Midland, Texas; Weatherford, Texas; Denver, Colorado; and Casper, Wyoming. Our common stock trades on the New York Stock Exchange under the symbol "UNT."

WE ARE A *diversified* ENERGY COMPANY

A WEIGHT THAT BALANCES ANOTHER WEIGHT.

LETTER *to the* SHARE HOLDERS

2007 was another very good year for us. In terms of revenues, net income and earnings per share, it was the second best year in our history. I believe that as you read the results of our efforts in this repo you will agree that we have come a long way from our start in 1963 as three rig drilling company with only two office employees and 13 field hands. Today the company and its results reflect the balance we have established within our operations. Our land contract drilling fleet star at a record 129 drilling rigs, our exploration and production operation reached a record oil and natural gas reserve base of 514.6 Bcfe of natural gas in 2007, and our mid-stream operations achieved a record liquids sold volume of 129,421 gallons per day during the year.

By diversifying across multiple industry segments, we are able to benefit as well as our investors. Unlike energy companies that focus their efforts in only one area, our diversification increases the opportunity for our shareholders and investors to capitalize on marke upswings, while mitigating the potential risks that can occur during industry downturns in a particular segment.

On the accompanying pages, we have outlined the 2007 results of ea of our three business segments. We invite you to get acquainted with Unit Corporation. One of the greatest strengths of our company is its employee base – we are building our future on sharp, dedicated men and women who are the backbone of Unit Corporation's success. I wa to thank them for their hard work and achievements.

As we approach our 45th year we plan to continue to build off our balance to help achieve what we believe is important – growth in our asset base, increasing value for our shareholders and building a core valuable employees. I look forward to sharing more outstanding resu with you in the future.

Sincerely,
Larry D. Pinkston
President and Chief Executive Officer
February 28, 2008



Left to Right: Mark Schell, Larry Pinkston, David Morrill



Left to Right: Jim Greer, Joe Sparkman, Rick Heck, John Cowling, Mike Almond and has grown its operations to a record 129 drilling rigs. Of these rigs 65 are located in the Anadarko Basin, 15 are in the Arkoma Basin, 17 are located within our Gulf Coast operations, 25 are in the Rocky Mountain region, and seven are in the North Texas region. Our drilling field offices include Oklahoma City and Woodward, Oklahoma; Humble, Pampa, Weatherford and Borger, Texas; and Casper, Wyoming.

With operations in 10 different states, Unit has earned a strong reputation for providing outstanding service to its customers as well as meeting a wide ange of their drilling needs. Our drilling fleet ranges in depth capacities from 5,000 to 40,000 feet, averaging approximately 16,120 feet, and can provide vertical and horizontal services using both air and mud as drilling mediums.

In 2007, a softening in the drilling rig market, compared to a relative boom or the industry in 2006, impacted our operating results. Our average drilling rig utilization for the year was 99.4 drilling rigs, a 9% decrease over 2006. rilling revenues for the year decreased 10% to $627.6 million, while average dayrates for the year decreased 0.6% to $18,663 per day. Contract drilling perating margins decreased to 51% for the year, compared to 55% for 2006.

Our capital expenditures budget for 2008 is $119 million, excluding acquisitions; a 27% decrease over 2007 capital expenditures, excluding cquisitions. We are constructing two new drilling rigs that we plan to place nto service in our Rocky Mountain division during May 2008. Both of these rigs will be 1500 horsepower, diesel electric drilling rigs. When these rigs

UNIT
drilling
COMPANY

UNIT *petroleum* COMPANY

Unit Petroleum Company consistently continues to grow its asset base despite commodity price volatility. Our experienced geological, land and engineering staff has a proven record of generating and successfully drillin low risk field extension or development wells that meet our risk-weighted economic objectives.

Our strategy is to combine a successful development drilling program, tailore to meet our economic criteria, with a solid acquisition program. This has helped us to increase our oil and natural gas reserve base by an average annu growth rate of 12% over the past 10 years and 18% over the past 24 years.

As of December 31, 2007, our total oil and natural gas reserves were a record 514.6 Bcfe, consisting of 9.7 million barrels of oil, 6.1 million barrels of natural gas liquids and 419.6 Bcf of natural gas, an 8% equivalent Bcf increase. 2007 marks the 24th consecutive year that we have met our goal of replacing at least 150% of each year's production with new oil and natur gas reserves. We replaced 171% of our 2007 oil and natural gas production Over this 24-year period, our average annual reserve replacement percentage is 226%, of which 144% was through the drill bit.

Our oil and natural gas revenues increased 9% to $391.5 million in 2007. Th price we received for our natural gas averaged $6.30 per Mcf, a 2% increas over 2006, while our average oil price was $70.61 per barrel, an 11% increas over 2006. Our NGL price was $45.03 per barrel, a 25% increase over 2006.

Total equivalent production increased 3% to 54.7 Bcfe, a company record. Of the total, we produced 43.5 Bcf of natural gas, a 2% decrease, and 1.1 million barrels of oil, an 8% increase and 0.8 million barrels of NGL, a 78% increase over 2006. Our estimated production for 2008 is 59.0 to 61.0 Bcfe.

Our capital expenditure budget for 2008 is $360 million, excluding acquisitions, of which $297 million is planned for exploration and development drilling. This budget is a 17% increase over 2007 capital expenditures. During 2007, we commenced drilling operations on 254 new wells, 235 of which were completed by year end. In addition, 18 wells, whic were started but not completed in 2006, were completed in 2007 for a total of 253 wells completed during 2007. Of the 253 completed wells, 220 were completed as producing for a success rate of 87%. We plan to drill approximately 280 wells during 2008, an increase of 11% over 2007.

Our prospect inventory continues to grow. At year-end, we had identified more than 1,200 prospective wells to drill, which could provide additional estimated net reserves to us of 687 Bcfe. These properties have been identified within our growing acreage inventory of approximately 1.5 millio gross acres, the bulk of which is held by production. At year-end, we owne an interest in 7,621 gross wells.



Left to Right: Frank Young, Mark Colclasure, Brad Guidry, Carl Hanson



Left to Right: [illegible]

SUPERIOR *pipeline* COMPANY

Superior Pipeline Company, LLC, was formed in 1996 with Unit Corporation owning 40% of the company. In July of 2004, Superior became a wholly-owned subsidiary when Unit completed the purchase of the 60% of the company that it did not own.

Superior primarily conducts its business in the mid-stream segment of the natural gas industry. It has grown its operations over its 10+ year history through grass roots construction projects, acquisitions of equipment and plants, and a strong customer base of mostly independent producers in the Mid-Continent region.

Superior's operations are located in Oklahoma, Texas, Louisiana and Kansas, and its asset base currently consists of four natural gas treatment plants, eight operated natural gas processing plants, 36 gathering systems and approximately 676 miles of pipeline.

Revenues for our mid-stream operations increased to $138.6 million from $101.9 million in 2006. During the year, Superior's natural gas volumes gathered decreased 11% over 2006 to 219,635 MMBtu per day, while its natural gas volumes processed increased 58% to 50,350 MMBtu per day. Natural gas liquids sold increased 93% over 2006 to 129,421 gallons per day.

We have budgeted capital expenditures of $32 million for 2008. Our plan is to grow the operations with greenfield construction projects and seek economically attractive acquisitions during the year. In 2007, Superior completed the installation of three new gathering systems, including one system with a 5.0 MMcf per day processing plant. The company added an additional 78 miles of pipeline in 2007, which is an approximate 13% increase in total miles of pipeline, and connected an additional 56 wells to its gathering systems. The company also consolidated several smaller gathering systems into larger systems in 2007 resulting in reduced operating costs and expanding its competitive presence in those operational areas.

Superior continues to aggressively establish itself as a growing Mid-Continent pipeline company.

Year Ended December 31, *(Dollars in thousands except per share and average price amounts)*	2007	2006	2005	2004	2003
Statement of Income Data:					
Revenues:					
Contract drilling	$ 627,642	$ 699,396	$ 462,141	$ 298,204	$ 183,146
Oil and natural gas	391,480	357,599	318,208	185,017	116,609
Gas gathering and processing	138,595	101,863	100,464	29,717	606
Other revenues	1,037	3,527	4,795	6,265	1,016
Total revenues	$ 1,158,754	$ 1,162,385	$ 885,608	$ 519,203	$ 301,377
Income before change in accounting principle	$ 266,258	$ 312,177	$ 212,442	$ 90,275	$ 48,864
Net income	$ 266,258	$ 312,177	$ 212,442	$ 90,275	$ 50,189
Income before change in accounting principle per common share:					
Basic	$ 5.74	$ 6.75	$ 4.62	$ 1.97	$ 1.12
Diluted	$ 5.71	$ 6.72	$ 4.60	$ 1.97	$ 1.12
Net income per common share:					
Basic	$ 5.74	$ 6.75	$ 4.62	$ 1.97	$ 1.15
Diluted	$ 5.71	$ 6.72	$ 4.60	$ 1.97	$ 1.15
Shares outstanding:					
Basic	46,366	46,228	45,940	45,717	43,616
Diluted	46,653	46,451	46,189	45,934	43,773
Balance Sheet Data:					
Total assets	$ 2,199,819	$ 1,874,096	$ 1,456,195	$ 1,023,136	$ 712,925
Other long-term liabilities	$ 59,115	$ 55,741	$ 41,981	$ 37,725	$ 17,893
Long-term debt	$ 120,600	$ 174,300	$ 145,000	$ 95,500	$ 400
Total debt-to-book capital ratio	8%	13%	15%	14%	0%
Shareholders' equity	$ 1,434,817	$ 1,158,036	$ 836,962	$ 608,269	$ 515,768
Statement of Cash Flows Data:					
Net cash provided by operating activities	$ 577,571	$ 506,702	$ 317,771	$ 203,210	$ 121,712
Capital expenditures, including acquisitions (cash basis)	$ 517,450	$ 546,343	$ 390,863	$ 314,026	$ 131,162

Comparison of Cumulative Five Year Total Return


UNIT CORPORATION
S&P 500 INDEX
S&P 600 OIL & GAS EXPLORATION & PRODUCTION
PEER GROUP - *Grey Wolf Inc., Helmerich & Payne, Patterson - UTI Energy Inc., Pioneer Drilling Co.*
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007

Year Ended December 31, *(Dollars in thousands except per share and average price amounts)*	**2007**	**2006**	**2005**	**2004**	**2003**
Contract Drilling Operations Data:					
Number of rigs at year end	129	117	112	100	88
Wells drilled	996	1,033	980	832	530
Total footage drilled (feet in 1,000's)	10,453	11,461	10,815	9,261	6,580
Average number of rigs utilized	99.4	109.0	102.1	88.1	62.9
Average utilization	80%	96%	97%	95%	83%
Oil and Natural Gas Operations Data:					
Proved oil and natural gas reserves discounted at 10% (before income taxes)	$ 1,481,604	$ 984,123	$ 1,312,962	$ 787,067	$ 598,103
Proved oil and natural gas reserves discounted at 10% (after income taxes)	$ 990,331	$ 684,895	$ 863,683	$ 521,612	$ 420,254
Total estimated proved reserves:					
Natural gas (MMcf)	419,616	406,400	352,841	295,406	254,192
Oil (MBbl)	9,676	9,357	8,052	7,487	4,218
Natural Gas Liquids (MBbl)	6,149	2,226	1,819	1,074	923
Equivalent (MMcfe)	514,569	475,899	412,066	346,775	285,036
Production:					
Natural gas (MMcf)	43,464	44,169	34,058	27,149	20,648
Oil (MBbl)	1,091	1,012	847	829	378
Natural Gas Liquids (MBbl)	785	441	237	219	138
Equivalent (MMcfe)	54,720	52,889	40,565	33,438	23,742
Average price:					
Natural gas (per Mcf)	$ 6.30	$ 6.17	$ 7.64	$ 5.42	$ 4.87
Oil (per Bbl)	$ 70.61	$ 63.39	$ 54.47	$ 35.45	$ 29.60
Natural Gas Liquids (per Bbl)	$ 45.03	$ 36.08	34.69	24.67	19.66
Equivalent (Mcfe)	$ 7.06	$ 6.66	$ 7.75	$ 5.44	$ 4.83
Gross operated wells	1,409	1,369	1,208	1,019	753
Wells drilled	253	244	192	168	149
Wells completed	220	216	179	144	128
Success rate	87%	89%	93%	86%	86%

Oil and natural gas wells producing or capable of producing at end of year:

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Natural gas	4,855	1077.38	4,659	1,007.8	3,719	830.0	3,169	672.6	2,590	549.6
Oil	2,612	392.99	2,784	492.9	2,746	428.9	2,716	418.6	803	280.4
Total	7,467	1,470.37	7,443	1,500.7	6,465	1,258.9	5,885	1,091.2	3,393	830.0

Mid-Stream Operations Data:					
Natural gas gathered (MMBtu/day)	219,635	247,537	142,444	33,147	16,413
Natural gas processed (MMBtu/day)	50,350	31,833	30,613	13,412	92
Liquids sold (gallons/day)	129,421	66,902	61,665	22,626	1,164

Certifications

The Chief Executive Officer and Chief Financial Officer have certified in writing to the Securities Exchange Commission (SEC) as to the integrity of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as filed with the SEC, and the effectiveness of the company's disclosure controls and procedures and internal control over financial reporting. The certifications are filed as Exhibits to the Form 10-K. On May 3, 2007 the Chief Executive Officer also certified to the New York Stock Exchange the company's corporate governance listing standards.


88
100
112
117
129
03
04
05
06
07

CONTRACT DRILLING
TOTAL NUMBER OF RIGS


285.0
346.8
412.1
475.9
514.6
03
04
05
06
07

EXPLORATION & PRODUCTION
RESERVES
(Bcfe)


92
13,412
30,613
31,833
50,350
03
04
05
06
07

MID-STREAM
NATURAL GAS PROCESSED
(MMBtu/day)


83
95
97
96
80
03
04
05
06
07

CONTRACT DRILLING
RIG UTILIZATION
%


23.7
33.4
40.6
52.9
54.7
03
04
05
06
07

EXPLORATION & PRODUCTION
PRODUCTION
(Bcfe)


16,413
33,147
142,444
247,537
219,635
03
04
05
06
07

MID-STREAM
NATURAL GAS GATHERED
(MMBtu/day)

2007 HIGHLIGHTS

Net income of $266.3 million, or $5.71 per diluted share

Revenue of $1,158.8 million (54% contract drilling, 34% oil and natural gas, and 12% gathering and processing)

Ended the year with working capital of $40.6 million, long-term debt of $120.6 million, and a debt to capitalization ratio of 8%

2008 capital expenditure budget is $511 million (71% oil and natural gas, 23% contract drilling, 6% mid-stream)

ANNUAL MEETING

Our annual meeting of stockholders will be held at 11:00 a.m. Central Time on May 7, 2008 in the Tulsa Room, in the Bank of Oklahoma Tower, 9th floor, in Tulsa, Oklahoma.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 1-9260

UNIT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**73-1283193**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
7130 South Lewis, Suite 1000 Tulsa, Oklahoma	**74136**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) (918) 493-7700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.20 per share	NYSE
Rights to Purchase Series A Participating Cumulative Preferred Stock	NYSE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

As of June 29, 2007, the aggregate market value of the voting and non-voting common equity (based on the closing price of the stock on the New York Stock Exchange on June 29, 2007) held by non-affiliates was approximately $2,097,585,734. Determination of stock ownership by non-affiliates was made solely for the purpose of this requirement, and the registrant is not bound by these determinations for any other purpose.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 15, 2008
Common Stock, $0.20 par value per share	47,141,625 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Portions of the registrant's Definitive Proxy Statement (the "Proxy Statement") with respect to its annual meeting of shareholders scheduled to be held on May 7, 2008.	Part III

Exhibit Index—See Page 100

FORM 10-K
UNIT CORPORATION

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	16
Item 1B.	Unresolved Staff Comments	28
Item 2.	Properties	28
Item 3.	Legal Proceedings	28
Item 4.	Submission of Matters to a Vote of Security Holders	28
	PART II	
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	29
Item 6.	Selected Financial Data	29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operation	30
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	52
Item 8.	Financial Statements and Supplementary Data	54
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	91
Item 9A.	Controls and Procedures	91
Item 9B.	Other Information	91
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	92
Item 11.	Executive Compensation	93
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	94
Item 13.	Certain Relationships and Related Transactions, and Director Independence	94
Item 14.	Principal Accounting Fees and Services	94
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	95
Signatures		99
Exhibit Index		100

DEFINITIONS

The following are explanations of some of the terms used in this report.

ARO—Asset retirement obligations.

Bcf—Billion cubic feet of natural gas.

Bcfe—Billion cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Bbl—Barrel, or 42 U.S. gallons liquid volume.

BOKF—Bank of Oklahoma Financial Corporation.

Btu—British thermal unit, used in terms of volumes. Btu is used to refer to the amount of natural gas required to raise the temperature of one pound of water by one degree Fahrenheit at one atmospheric pressure.

Development drilling—The drilling of a well within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

DD&A—Depreciation, depletion and amortization.

FASB—Financial and Accounting Standards Board.

Finding and development costs—Costs associated with acquiring and developing proved natural gas and oil reserves which are capitalized under generally accepted accounting principles, including any capitalized general and administrative expenses.

Gross acres or gross wells—The total acres or wells in which a working interest is owned.

IF—Inside FERC (U.S. Federal Energy Regulatory Commission).

LIBOR—London Interbank Offered Rate.

MBbls—Thousand barrels of crude oil or other liquid hydrocarbons.

Mcf—Thousand cubic feet of natural gas.

Mcfe—Thousand cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil and/or NGLs to six Mcf of natural gas.

MMBbls—Million barrels of crude oil or other liquid hydrocarbons.

MMBtu—Million Btu's.

MMcf—Million cubic feet of natural gas.

MMcfe—Million cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil and/or NGLs to six Mcf of natural gas.

DEFINITIONS - (Continued)

Net acres or net wells—The sum of the fractional working interests owned in gross acres or gross wells.

NGLs—Natural gas liquids.

NGPL-TXOK—Natural Gas Pipeline Co. of America/Texok zone.

NYMEX—The New York Mercantile Exchange.

OPIS—Oil Price Information Service.

PEPL—Panhandle East Pipeline Co.

Producing property—A natural gas and oil property with existing production.

Proved developed reserves—Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. For additional information, see the SEC's definition in Rule 4-10(a)(3) of Regulation S-X.

Proved reserves—The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. For additional information, see the SEC's definition in Rule 4-10(a)(2)(i) through (iii) of Regulation S-X.

Proved undeveloped reserves—Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units that offset productive units and that are reasonably certain of production when drilled. For additional information, see the SEC's definition in Rule 4-10(a)(4) of Regulation S-X.

SARs—Stock appreciation rights.

Undeveloped acreage—Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether the acreage contains proved reserves.

Well spacing—The regulation of the number and location of wells over an oil or gas reservoir, as a conservation measure. Well spacing is normally accomplished by order of the appropriate regulatory conservation commission.

Workovers—Operations on a producing well to restore or increase production.

WTI—West Texas Intermediate, the benchmark crude oil in the United States.

UNIT CORPORATION

Annual Report
For The Year Ended December 31, 2007

PART I

Item 1. ***Business***

Unless otherwise indicated or required by the context, as used in this report, the terms "corporation", "company", "Unit", "us", "our", "we" and "its" refer to Unit Corporation and, as appropriate, Unit Corporation and/or one or more of its subsidiaries.

Our executive offices are at 7130 South Lewis, Suite 1000, Tulsa, Oklahoma 74136; our telephone number is (918) 493-7700. In addition to our executive offices, we have offices in Houston, Humble, Borger, Booker, Midland, Pampa and Weatherford, Texas; Casper, Wyoming; Oklahoma City, Panola and Woodward, Oklahoma; and Denver, Colorado.

Information regarding our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports, will be made available in print, free of charge, to any shareholder who request them, or at our internet website at www.unitcorp.com, as soon as reasonably practicable after we electronically file these reports with or furnish them to the Securities and Exchange Commission (SEC). Materials we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F. Street, N.E. Room 1580, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding our company that we file electronically with the SEC.

In addition, we post on our Internet website, *www.unitcorp.com*, copies of the various corporate governance documents that we have adopted. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. Information regarding our corporate governance guidelines and code of ethics, and the charters of our Board's Audit, Compensation and Nomination and Governance Committees, are available free of charge on our website listed above or in print to any shareholder who request them.

GENERAL

We were founded in 1963 as a contract drilling company. Today, our operations are generally conducted through our three principal wholly owned subsidiaries:

- Unit Drilling Company—which drills onshore oil and natural gas wells for our own account and for others (land contract drilling),
- Unit Petroleum Company—which explores, develops, acquires and produces oil and natural gas properties for our own account (oil and natural gas exploration), and
- Superior Pipeline Company, L.L.C.—which buys, sells, gathers, processes and treats natural gas for our own account and for third parties (mid-stream).

The following table provides certain information about us as of February 15, 2008:

Number of drilling rigs	129
Completed gross wells in which we own an interest	7,631
Number of natural gas treatment plants	4
Number of processing plants	8
Number of natural gas gathering systems	36
States in which our principal operations are located	Oklahoma, Texas, Louisiana, Wyoming, Utah, New Mexico, Colorado and Montana

At various times, and from time to time, each of these three principal subsidiaries may conduct operations through subsidiaries of their own.

2007 HIGHLIGHTS

Unit Drilling Company

- Added nine drilling rigs through the acquisition of a privately owned drilling company in June 2007 and three drilling rigs were constructed during the year.
- Averaged an 80% utilization rate.

Unit Petroleum Company

- For the 24th consecutive year it replaced more than 150% of its annual production with new oil, NGLs and natural gas reserves by replacing approximately 171% of its 2007 oil, NGLs and natural gas production.
- Attained net proved oil, NGLs and natural gas reserves of 514.6 Bcfe, an 8% increase over its proved oil, NGLs and natural gas reserves at the end of 2006.

Superior Pipeline Company

- Completed the installation of three natural gas processing plants, increasing processing capacity by approximately 90% from 50 MMcf per day to 95 MMcf per day.
- Completed the construction of three new gathering systems, including one system with a 5 MMcf per day processing plant.
- Added an additional 78 miles of pipeline, which is an approximate 13% increase and connected an additional 56 new wells to its gathering systems.

FINANCIAL INFORMATION ABOUT SEGMENTS

See Note 14 of our Notes to Consolidated Financial Statements in Item 8 of this report for information with respect to each segment's revenues, profits or losses and total assets.

LAND CONTRACT DRILLING

General. Our land contract drilling business is conducted through Unit Drilling Company and its two subsidiaries Unit Texas Drilling L.L.C. and Leonard Hudson Drilling Co., Inc. Through these companies we drill onshore natural gas and oil wells for our own account as well as for a wide range of other oil and natural gas companies. Our operations are mainly located in the Oklahoma and Texas areas of the Anadarko and Arkoma Basins, the North Texas Barnett Shale, the Texas and Louisiana Gulf Coast, East Texas and the Rocky Mountain regions of Wyoming, Colorado, Utah and Montana.

The table below identifies certain information concerning our land contract drilling operations:

	Year Ended December 31,		
	2007	2006	2005
Number of drilling rigs owned at end of period	129.0	117.0	112.0
Average number of drilling rigs owned during period	123.8	114.0	105.2
Average number of drilling rigs utilized	99.4	109.0	102.1
Utilization rate (1)	80%	96%	97%
Average revenue per day (2)	$17,291	$17,574	$12,401
Total footage drilled (feet in 1,000's)	10,453	11,461	10,815
Number of wells drilled	996	1,033	980

(1) Utilization rate is determined by dividing the average number of drilling rigs used by the average number of drilling rigs owned during the period.

(2) Represents the total revenues from our contract drilling operations divided by the total number of days our drilling rigs were used during the period.

Description and Location of Our Drilling Rigs. A land drilling rig consists, in part, of engines, drawworks or hoists, derrick or mast, substructure, pumps to circulate the drilling fluid, blowout preventers and drill pipe. As a result of the normal wear and tear of operating 24 hours a day, several of the major components of a drilling rig, such as engines, mud pumps and drill pipe, must be replaced or rebuilt on a periodic basis. Other components, such as the substructure, mast and drawworks, can be used for extended periods of time with proper maintenance. We also own additional equipment used in the operation of our drilling rigs, including large air compressors, trucks and other support equipment.

The maximum depth capacities of our various drilling rigs range from 5,000 to 40,000 feet. In 2007, 124 of our 129 drilling rigs performed contract drilling services.

The following table shows certain information about our drilling rigs (including their distribution) as of February 8, 2008:

Region	Contracted Rigs	Non-Contracted Rigs	Total Rigs	Average Rated Drilling Depth (ft)
Anadarko Basin Oklahoma	22	4	26	17,900
Panhandle of Texas	37	2	39	14,263
Arkoma Basin	14	1	15	15,833
East Texas and Gulf Coast	11	6	17	18,235
North Texas Barnett Shale	4	3	7	11,714
Rocky Mountains	16	9	25	17,280
Totals	104	25	129	16,120

At present, we do not have a shortage of drilling rig related equipment. However, at any given time, our ability to use all of our drilling rigs is dependent on a number of conditions, including the availability of qualified labor, drilling supplies and equipment as well as demand. Demand for our drilling rigs increased throughout 2005 and our utilization rate remained above 95% throughout the first three quarters of 2006. In the fourth quarter of 2006 and throughout 2007, demand for our drilling rigs declined to the point that as of December 2007 our utilization rate was approximately 80%. Despite this decrease in demand, we continue to experience certain difficulties in finding qualified labor to work on our drilling rigs. If demand for our drilling rigs increases above 80% and the industry rig count grows, we expect competition for qualified labor to continue which will result in higher operating costs.

The following table shows the average number of our drilling rigs working by quarter for the years indicated:

	2007	2006	2005
First quarter	96.8	108.6	99.3
Second quarter	97.9	110.3	100.3
Third quarter	100.3	110.6	102.6
Fourth quarter	102.7	106.7	106.2

Drilling Rig Fleet. The following table summarizes the changes to our drilling rig fleet during 2007. A more complete discussion of these changes follows the table:

Drilling rigs owned at December 31, 2006	117
Drilling rigs purchased during 2007	9
Drilling rigs constructed during 2007	3
Total drilling rigs owned at December 31, 2007	129

Acquisitions and Construction. In June 2007, we acquired a privately owned drilling company operating primarily in the Texas Panhandle. This acquisition included nine drilling rigs ranging from 800 to 1,000 horsepower. Eight of the nine drilling rigs were operational immediately after the purchase; the last drilling rig is being refurbished and is anticipated to become operational during March of 2008. During the first six months of 2007, we completed the construction of two 1,500 horsepower drilling rigs for approximately $19.4 million and placed one of them into each of our Rocky Mountain and Anadarko divisions. In the fourth quarter of 2007, we completed the construction of a third 1,500 horsepower drilling rig for an estimated $12.0 million which was also moved into our Rocky Mountain division. The addition of these drilling rigs brought our drilling rig fleet to 129 at December 31, 2007.

During 2007, we paid approximately $16.0 million for the purchase of major components to be used in the construction of two 1,500 horsepower drilling rigs. These two new drilling rigs are anticipated to be placed in service sometime during the second quarter of 2008.

Drilling Contracts. Our drilling contracts are generally obtained through competitive bidding on a well by well basis. Contract terms and payment rates vary depending on the type of contract used, the duration of the work, the equipment and services supplied and other matters. We pay certain operating expenses, including the wages of our drilling personnel, maintenance expenses and incidental drilling rig supplies and equipment. The contracts are usually subject to termination by the customer on short notice and on payment of a fee. Our contracts also contain provisions regarding indemnification against certain types of claims involving injury to persons, property and for acts of pollution. The specific terms of these indemnifications are subject to negotiation on a contract by contract basis.

The type of contract used determines our compensation. Contracts are generally one of three types: daywork; footage; or turnkey. Additional compensation may be acquired for special risks and unusual conditions. Under a daywork contract, we provide the drilling rig with the required personnel and the operator supervises the drilling of the well. Our compensation is based on a negotiated rate to be paid for each day the drilling rig is used. Footage contracts usually require us to bear some of the drilling costs in addition to providing the drilling rig. We are paid on completion of the well at a negotiated rate for each foot drilled. Under turnkey contracts we drill the well to a specified depth for a set amount and provide most of the required equipment and services. We bear the risk of drilling the well to the contract depth and are paid when the contract provisions are completed.

Under turnkey contracts we may incur losses if we underestimate the costs to drill the well or if unforeseen events occur. To date, we have not experienced significant losses in performing turnkey contracts. In 2007, 2006 and 2005, we did not drill any turnkey wells. All of our work in 2007 was under daywork contracts to the exclusion of footage or turnkey contracts. Because market demand for our drilling rigs as well as the desires of our customers determine the types of contracts we use, we cannot predict when and if a part of our drilling will be conducted under footage or turnkey contracts.

Most of our current contracts are not long-term and generally provide for the drilling of one well. We do have some contracts that have terms ranging from one to two years. These longer term contracts may contain a fixed rate for the duration of the contract or provide for the periodic renegotiation of the rate within a specific range from the existing rate.

Customers. During 2007, Questar Corporation was our largest customer providing approximately 13% of our total contract drilling revenues. No other third party customer accounted for 10% or more of our contract drilling revenues. During 2007, 2006 and 2005, we drilled 77, 72 and 53 wells, respectively, for our exploration and production subsidiary. As required by the SEC, the profit received by our contract drilling subsidiary when we drill wells for our exploration and production subsidiary reduced the carrying value of our oil and natural gas properties by $22.7 million, $22.2 million and $8.6 million during 2007, 2006 and 2005, respectively, rather than being included in our operating profit.

Additional Information. Further information relating to our contract drilling operations can be found in Notes 2, 3 and 14 of the Notes to Consolidated Financial Statements in Item 8 of this report.

OIL AND NATURAL GAS EXPLORATION

General. In 1979, we began to develop our exploration and production operations to diversify our contract drilling revenues. Today, our wholly owned subsidiary, Unit Petroleum Company, conducts our exploration and production activities. Our producing oil and natural gas properties, undeveloped leaseholds and related assets are located mainly in Oklahoma, Texas, Louisiana and New Mexico and, to a lesser extent, in Arkansas, North Dakota, Colorado, Wyoming, Montana, Alabama, Kansas, Mississippi, Michigan and a small portion in Canada.

The following table presents certain information regarding our oil and natural gas operations as of December 31, 2007:

Property/Area	Number of Gross Wells	Number of Net Wells	2007 Average Net Daily Production Natural Gas (Mcf)	Oil (Bbls)	NGL (Bbls)
Western division (consists principally of the Rocky Mountain region, New Mexico, Western and Southern Texas and the Gulf Coast region)	3,181	495.89	36,034	1,434	1,581
East division (consists principally of the Appalachian region, Arkansas, East Texas, Northern Louisiana and Eastern Oklahoma)	1,002	225.34	43,873	52	9
Central division (consists principally of Kansas, Western Oklahoma and the Texas Panhandle)	3,438	822.40	39,172	1,504	560
Total	7,621	1,543.63	119,079	2,990	2,150

When we are the operator of a property, we generally attempt to use a drilling rig owned by one of our subsidiaries.

Acquisitions. On October 13, 2006, we completed the acquisition of Brighton Energy, L.L.C., a privately owned oil and natural gas company. On February 1, 2008, Brighton Energy, L.L.C. was merged with and into Unit Petroleum Company.

Our oil and natural gas exploration segment did not make any significant acquisitions during 2007, however, on January 18, 2008, we purchased a 50% interest in a 6,800 gross-acre leasehold that we did not already own in our Segno area of operations located in Hardin County, Texas. Included in this purchase were five producing wells with 4.9 Bcfe of estimated proved reserves and current production of 2.8 MMcf of natural gas per day and 88.2 barrels of condensate. The purchase price was $16.8 million of which $15.8 million was allocated to the reserves of the wells and $1.0 million was allocated to the undeveloped leasehold. The production and reserves acquired in this purchase will be included in our 2008 results.

Well and Leasehold Data. The tables below identify certain information regarding our oil and natural gas exploratory and development drilling operations:

	Year Ended December 31,					
	2007		2006		2005	
	Gross	Net	Gross	Net	Gross	Net
Wells drilled:						
Exploratory:						
Oil	2	0.50	—	—	1	0.31
Natural gas	6	4.43	5	2.39	6	1.91
Dry	5	2.32	5	2.24	2	2.00
	13	7.25	10	4.63	9	4.22
Development:						
Oil	15	5.45	12	2.62	15	4.94
Natural gas	197	69.30	199	67.93	157	58.08
Dry	28	14.64	23	10.12	11	5.39
	240	89.39	234	80.67	183	68.41
Total	253	96.64	244	85.30	192	72.63

	Year Ended December 31,					
	2007		2006		2005	
	Gross	Net	Gross	Net	Gross	Net
Oil and natural gas wells producing or capable of producing:						
Oil	2,612	392.99	2,784	492.90	2,746	428.93
Natural gas	4,855	1,077.38	4,659	1,007.83	3,719	830.00
Total	7,467	1,470.37	7,443	1,500.73	6,465	1,258.93

As of February 15, 2008, we have participated in starting 28 gross (12.82 net) wells during 2008.

Cost incurred for development drilling includes $52.7 million, $34.3 million and $31.9 million in 2007, 2006 and 2005, respectively, to develop booked proved undeveloped oil and natural gas reserves.

The following table summarizes our oil and natural gas leasehold acreage for each of the years indicated:

	Year Ended December 31,					
	2007		2006		2005	
	Gross	Net	Gross	Net	Gross	Net
Developed acreage	1,022,788	299,734	1,019,898	292,870	901,917	259,572
Undeveloped acreage	441,726	227,589(1)	371,314	182,742	345,663	174,763

(1) Approximately 73% of the net undeveloped acres are covered by leases that will expire in each of the years 2008—2010 unless drilling or production extends the terms of the leases.

The future estimated development costs necessary to develop our proved undeveloped oil and natural gas reserves in the United States for the years 2008, 2009 and 2010, as disclosed in our December 31, 2007 oil and natural gas reserve report, are $141.6 million, $61.0 million and $16.8 million, respectively.

Price and Production Data. The following table identifies the average sales price, oil, NGLs and natural gas production volumes and average production cost per equivalent Mcf for our oil, NGLs and natural gas production for the years indicated:

	Year Ended December 31,		
	2007	2006	2005
Average sales price per barrel of oil produced:			
Price before hedging	$ 70.61	$ 63.39	$ 54.47
Effect of hedging	—	—	—
Price including hedging	$ 70.61	$ 63.39	$ 54.47
Average sales price per barrel of NGLs produced:			
Price before hedging	$ 45.01	$ 36.08	$ 34.69
Effect of hedging	.02	—	—
Price including hedging	$ 45.03	$ 36.08	$ 34.69
Average sales price per Mcf of natural gas produced:			
Price before hedging	$ 6.24	$ 6.17	$ 7.76
Effect of hedging	0.06	—	(0.12)
Price including hedging	$ 6.30	$ 6.17	$ 7.64
Oil production (MBbls)	1,091	1,012	847
NGL production (MBbls)	785	441	237
Natural gas production (MMcf)	43,464	44,169	34,058
Total production (MMcfe)	54,720	52,889	40,565
Average production cost per equivalent Mcf	$ 1.69	$ 1.34	$ 1.32

Oil, NGL and Natural Gas Reserves. The following table identifies our estimated proved developed and undeveloped oil, NGLs and natural gas reserves for the years indicated:

	Year Ended December 31,		
	2007	2006	2005
Oil (MBbls)	9,676	9,357	8,052
Natural gas liquids (MBbls)	6,149	2,226	1,819
Natural gas (MMcf)	419,616	406,400	352,841
Total proved reserves (MMcfe)	514,569	475,899	412,066

Contracts. Our oil production is sold at or near our wells under purchase contracts at prevailing prices in accordance with arrangements customary in the oil industry. Our natural gas production is sold to intrastate and interstate pipelines as well as to independent marketing firms under contracts with terms generally ranging from one month to a year. Few of these contracts contain provisions for readjustment of price, most of the contracts are market sensitive.

Customers. During 2007, Eagle Energy Partners I, L.P. accounted for approximately 12% of our oil and natural gas revenues, and no other third party customer accounted for 10% or more of our oil and natural gas revenues. During 2007, Superior Pipeline Company, L.L.C. (Superior) purchased $18.4 million of our natural gas production and natural gas liquids and provided gathering and transportation services of $4.7 million. Intercompany revenue from services and purchases of production between our mid-stream segment and our oil and natural gas segment has been eliminated in our consolidated financial statements. In 2006 and 2005, we eliminated intercompany revenues of $8.0 million and $6.8 million, respectively, of natural gas production and NGLs.

Additional Information. Further information relating to our oil and natural gas operations is contained in Notes 2, 3, 14 and Supplemental Oil and Gas Disclosures of the Notes to Consolidated Financial Statements in Item 8 of this report.

MID-STREAM

General. Superior is a mid-stream company engaged primarily in the buying, selling, gathering, processing and treating of natural gas and operates four natural gas treatment plants, eight operating processing plants, 36 active gathering systems and 676 miles of pipeline. Superior operates in Oklahoma, Texas, Louisiana and Kansas.

The following table presents certain information regarding our mid-stream operations for the years indicated:

	Year Ended December 31,		
	2007	2006	2005
Gas gathered—MMBtu/day	219,635	247,537	142,444
Gas processed—MMBtu/day	50,350	31,833	30,613
Natural gas liquids sold—gallons/day	129,421	66,902	61,665

Acquisitions. Our mid-stream segment did not have any significant acquisitions during 2007.

Contracts. Our mid-stream segment provides its customers with a full range of gathering, processing and treating services. These services are usually provided to each customer under long-term contracts (more than one year), but we do have some short-term contracts as well. Our natural gas processing agreements include the following types of contracts:

- *Fee-Based Contracts.* These contracts provide for a set fee for gathering and transporting raw natural gas. Our mid-stream's revenue is a function of the volume of natural gas that is gathered or transported and is not directly dependent on the value of the natural gas. For the year ended December 31, 2007, 73% of our mid-stream segment's total volumes and 21% of operating margins (as defined below) were under fee-based contracts.
- *Percent of Proceeds Contracts (POP).* These contracts provide for our mid-stream segment to retain a negotiated percentage of the sale proceeds from residue natural gas and NGL's it gathers and processes, with the remainder being remitted to the producer. In this arrangement, Superior and the producers are directly dependent on the volume of the commodity and its value; Superior owns a percentage of that commodity and is directly subject to fluctuations in its market value. For the year ended December 31, 2007, 14% of our mid-stream segment's total volumes and 26% of operating margins (as defined below) were under POP contracts.
- *Percent of Index Contracts (POI).* Under these contracts our mid-stream's segment, as the processor, purchases raw well-head natural gas from the producer at a stipulated index price and, after processing the natural gas, sells the processed residual gas and the produced NGL's to third parties. Our mid-stream segment is subject to the economic risk (processing margin risk) that the aggregate proceeds from the sale of the processed natural gas and the NGL's could be less than the amount paid for the unprocessed natural gas. For the year ended December 31, 2007, 13% of our mid-stream segment's total volumes and 53% of operating margins (as defined below) were under POI contracts.

For the above contracts, operating margin is defined as total operating revenues less operating expenses and does not include depreciation and amortization, general and administrative expenses, interest expense or income taxes.

Customers. During 2007, ONEOK and Murphy Energy Company accounted for approximately 82% and 10% of our mid-stream revenues, respectively. Gas sales to ONEOK accounted for approximately 63% of our mid-stream revenues and we believe there are other customers available to purchase this gas if necessary.

Additional Information. Further information relating to our mid-stream operations is contained in Notes 2, 3 and 14 of the Notes to Consolidated Financial Statements in Item 8 of this report.

VOLATILE NATURE OF OUR BUSINESS

The prevailing prices for natural gas, NGLs and oil significantly affect our revenues, operating results, cash flow and future rate of growth. Because natural gas makes up the biggest part of our oil, NGLs and natural gas reserves, as well as the focus of most of the contract drilling work we do for others, changes in natural gas prices have a larger impact on us than changes in oil and NGL prices. Historically, oil, NGLs and natural gas prices have been volatile, and we expect them to continue to be so. The following table shows the highest and lowest average monthly natural gas, oil and NGL prices we received by quarter, for our oil and gas segment, taking into account the effect of our hedging activity, for each of the periods indicated:

	Average Quarterly Natural Gas Price per Mcf		Average Quarterly Oil Price per Bbl		Average Quarterly NGL Price per Bbl	
Quarter	**High**	**Low**	**High**	**Low**	**High**	**Low**
2007:						
First	$ 6.88	$ 5.80	$ 58.69	$ 50.79	$ 35.41	$ 31.54
Second	$ 7.02	$ 6.44	$ 65.23	$ 60.73	$ 40.07	$ 36.92
Third	$ 6.07	$ 5.21	$ 76.09	$ 69.88	$ 48.97	$ 41.32
Fourth	$ 6.45	$ 5.84	$ 91.96	$ 83.13	$ 54.94	$ 49.48
2006:						
First	$ 7.99	$ 6.13	$ 62.39	$ 57.58	$ 46.96	$ 35.41
Second	$ 6.06	$ 5.46	$ 69.67	$ 67.26	$ 33.48	$ 30.03
Third	$ 6.74	$ 5.55	$ 72.49	$ 61.56	$ 41.08	$ 38.30
Fourth	$ 6.72	$ 4.50	$ 58.23	$ 56.15	$ 36.25	$ 31.37
2005:						
First	$ 6.00	$ 5.39	$ 53.05	$ 44.88	$ 33.52	$ 29.95
Second	$ 6.95	$ 5.65	$ 53.85	$ 47.88	$ 30.45	$ 24.15
Third	$ 9.97	$ 6.95	$ 63.21	$ 56.71	$ 36.20	$ 30.03
Fourth	$ 10.35	$ 9.33	$ 62.17	$ 57.00	$ 52.96	$ 38.72

Prices for oil, NGLs and natural gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include:

- political conditions in oil producing regions, including the Middle East, Nigeria and Venezuela;
- the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
- demand for oil and natural gas from other developing nations including China and India;
- the price of foreign imports;
- imports of liquefied natural gas;
- actions of governmental authorities;
- the domestic and foreign supply of oil and natural gas;

- the level of consumer demand;
- United States storage levels of natural gas;
- the ability to transport natural gas or oil to key markets;
- weather conditions;
- domestic and foreign government regulations;
- the price, availability and acceptance of alternative fuels; and
- overall economic conditions.

These factors and the volatile nature of the energy markets make it impossible to predict the future prices of oil, NGLs and natural gas. You are encouraged to read the Risk Factors discussed in Item 1A of this report for additional risks that can impact our operations.

Our contract drilling operations are dependent on the level of demand in our operating markets. Both short-term and long-term trends in oil and natural gas prices affect demand. Because oil and natural gas prices are volatile, the level of demand for our services can also be volatile. Both demand for our drilling rigs and dayrates steadily increased over 2005 and the first three quarters of 2006, before declining late in the fourth quarter of 2006 and throughout 2007. In January 2005, the average dayrate for our drilling rigs was $9,994 per day with a 97% utilization rate. In December 2006, our average dayrate was $19,930 with an 88% utilization rate and in December 2007, our average dayrate was $17,945 with a 79% utilization rate. The decrease in utilization starting in the fourth quarter of 2006 was, in part, due to the decline in the price of natural gas as well as concerns regarding future demand for natural gas on the part of our customers. Since short-term and long-term trends in oil and natural gas prices affect the demand for our drilling rigs, the future demand for and the dayrates we will receive for our drilling services is uncertain.

Our mid-stream operations provide us greater flexibility in delivering our (and other parties) natural gas from the wellhead to major natural gas pipelines. Margins received for the delivery of this natural gas is dependent on the price for oil, natural gas and natural gas liquids and the demand for natural gas in our area of operations. If the price of natural gas liquids falls without a corresponding decrease in the cost of natural gas, it may become uneconomical to us to extract certain natural gas liquids. The volumes of natural gas processed are highly dependent on the volume and Btu content of the natural gas gathered.

COMPETITION

All of our businesses are highly competitive and price sensitive. Competition in the land contract drilling business traditionally involves factors such as price, efficiency, condition of equipment, availability of labor and equipment, reputation and customer relations. Some of our land contract drilling competitors are substantially larger than we are and have greater resources than we do.

Our oil and natural gas operations likewise encounter strong competition from other oil and gas companies. Many of these competitors have greater financial, technical and other resources than we do and have more experience than we do in the exploration for and production of oil and natural gas.

Our mid-stream operations compete with purchasers and gatherers of all types and sizes, including those affiliated with various producers, other major pipeline companies, as well as independent gatherers for the right to purchase natural gas, build gathering systems in production fields and deliver the natural gas once the gathering systems are established. The principal elements of competition include the rates, terms and availability of services, reputation and the flexibility and reliability of service.

As discussed elsewhere in this report, throughout 2005, 2006 and 2007 all of our operations experienced strong competition for qualified labor. If demand for our services and products continue at the levels experienced during recent years, we anticipate this competition will also continue.

OIL AND NATURAL GAS PROGRAMS AND CONFLICTS OF INTEREST

Unit Petroleum Company serves as the general partner of 13 oil and gas limited partnerships. Three of these partnerships were formed for investment by third parties and ten (the employee partnerships) were formed to allow our employees and directors to participate with Unit Petroleum Company in its operations. The partnerships formed for use in connection with third party investments were formed in 1984 and 1986. One employee partnership has been formed each year beginning with 1984.

The employee partnerships formed in 1984 through 1999 have been consolidated into a single consolidating partnership. The employee partnerships each have a set annual percentage (ranging from 1% to 15%) of our interest in most of the oil and natural gas wells we drill or acquire for our own account during the year in which the partnership was formed. The total interest the participants have in our oil and natural gas wells by participating in these partnerships does not exceed one percent of our interest in the wells.

Under the terms of our partnership agreements, the general partner has broad discretionary authority to manage the business and operations of the partnership, including the authority to make decisions regarding the partnership's participation in a drilling location or a property acquisition, the partnership's expenditure of funds and the distribution of funds to partners. Because the business activities of the limited partners and the general partner are not the same, conflicts of interest will exist and it is not possible to entirely eliminate these conflicts. Additionally, conflicts of interest may arise when we are the operator of an oil and natural gas well and also provide contract drilling services. In these cases, the drilling operations are conducted under drilling contracts containing terms and conditions comparable to those contained in our drilling contracts with non-affiliated operators. We believe we fulfill our responsibility to each contracting party and comply fully with the terms of the agreements which regulate these conflicts.

These partnerships are further described in Notes 2 and 9 to the Consolidated Financial Statements in Item 8 of this report.

EMPLOYEES

As of February 15, 2008, we had approximately 2,669 employees in our land contract drilling operations, 160 employees in our oil and natural gas exploration operations, 63 employees in our mid-stream operations and 102 in our general corporate area. None of our employees are members of a union or labor organization nor have our operations ever been interrupted by a strike or work stoppage. We consider relations with our employees to be satisfactory.

GOVERNMENTAL REGULATIONS

Our business depends on the demand for services from the oil and natural gas exploration and development industry, and therefore our business can be affected by political developments and changes in laws and regulations that control or curtail drilling for oil and natural gas for economic, environmental or other policy reasons.

Various state and federal regulations affect the production and sale of oil and natural gas. All states in which we conduct activities impose restrictions on the drilling, production, transportation and sale of oil and natural gas.

Under the Natural Gas Act of 1938, the Federal Energy Regulatory Commission (the "FERC") regulates the interstate transportation and the sale in interstate commerce for resale of natural gas. The FERC's jurisdiction over interstate natural gas sales has been substantially modified by the Natural Gas Policy Act under which the FERC continued to regulate the maximum selling prices of certain categories of gas sold in "first sales" in interstate and intrastate commerce. Effective January 1, 1993, however, the Natural Gas Wellhead Decontrol Act (the "Decontrol Act") deregulated natural gas prices for all "first sales" of natural gas. Because "first sales" include typical wellhead sales by producers, all natural gas produced from our natural gas properties is sold at market prices, subject to the terms of any private contracts which may be in effect. The FERC's jurisdiction over natural gas transportation is not affected by the Decontrol Act.

Our sales of natural gas will be affected by intrastate and interstate gas transportation regulation. Beginning in 1985, the FERC adopted regulatory changes that have significantly altered the transportation and marketing of natural gas. These changes are intended by the FERC to foster competition by, among other things, transforming the role of interstate pipeline companies from wholesale marketers of natural gas to the primary role of gas transporters. All natural gas marketing by the pipelines is required to divest to a marketing affiliate, which operates separately from the transporter and in direct competition with all other merchants. As a result of the various omnibus rulemaking proceedings in the late 1980s and the individual pipeline restructuring proceedings of the early to mid-1990s, the interstate pipelines must provide open and nondiscriminatory transportation and transportation-related services to all producers, natural gas marketing companies, local distribution companies, industrial end users and other customers seeking service. Through similar orders affecting intrastate pipelines that provide similar interstate services, the FERC expanded the impact of open access regulations to intrastate commerce.

FERC has pursued other policy initiatives that have affected natural gas marketing. Most notable are (1) the large-scale divestiture of interstate pipeline-owned gas gathering facilities to affiliated or non-affiliated companies; (2) further development of rules governing the relationship of the pipelines with their marketing affiliates; (3) the publication of standards relating to the use of electronic bulletin boards and electronic data exchange by the pipelines to make available transportation information on a timely basis and to enable transactions to occur on a purely electronic basis; (4) further review of the role of the secondary market for released pipeline capacity and its relationship to open access service in the primary market; and (5) development of policy and promulgation of orders pertaining to its authorization of market-based rates (rather than traditional cost-of-service based rates) for transportation or transportation-related services upon the pipeline's demonstration of lack of market control in the relevant service market. We do not know what effect the FERC's other activities will have on the access to markets, the fostering of competition and the cost of doing business.

As a result of these changes, sellers and buyers of natural gas have gained direct access to the particular pipeline services they need and are better able to conduct business with a larger number of counter parties. We believe these changes generally have improved the access to markets for natural gas while, at the same time, substantially increasing competition in the natural gas marketplace. We cannot predict what new or different regulations the FERC and other regulatory agencies may adopt or what effect subsequent regulations may have on production and marketing of natural gas from our properties.

In the past, Congress has been very active in the area of natural gas regulation. However, as discussed above, the more recent trend has been in favor of deregulation and the promotion of competition in the natural gas industry. Thus, in addition to "first sales" deregulation, Congress also repealed incremental pricing requirements and natural gas use restraints previously applicable. There are other legislative proposals pending in the Federal and State legislatures which, if enacted, would significantly affect the petroleum industry. At the present time, it is impossible to predict what proposals, if any, might actually be enacted by Congress or the various state legislatures and what effect, if any, these proposals might have on the production and marketing of natural gas by us. Similarly, and despite the trend toward federal deregulation of the natural gas industry, whether or to what extent that trend will continue or what the ultimate effect will be on the production and marketing of natural gas by us cannot be predicted.

Our sales of oil and natural gas liquids are not regulated and are at market prices. The price received from the sale of these products will be affected by the cost of transporting the products to market. Much of that transportation is through interstate common carrier pipelines. Effective as of January 1, 1995, the FERC implemented regulations generally grandfathering all previously approved interstate transportation rates and establishing an indexing system for those rates by which adjustments are made annually based on the rate of inflation, subject to certain conditions and limitations. These regulations may tend to increase the cost of transporting oil and natural gas liquids by interstate pipeline, although the annual adjustments may result in decreased rates in a given year. These regulations have generally been approved on judicial review. Every five years, the FERC will examine the relationship between the annual change in the applicable index and the actual cost changes experienced by the oil pipeline industry. We are not able to predict with certainty what effect, if any, these relatively new federal regulations or the periodic review of the index by the FERC will have on us.

Federal, state, and local agencies have promulgated extensive rules and regulations applicable to our oil and natural gas exploration, production and related operations. Oklahoma, Texas and other states require permits for drilling operations, drilling bonds and the filing of reports concerning operations and impose other requirements relating to the exploration of oil and natural gas. Many states also have statutes or regulations addressing conservation matters including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of some states limit the rate at which oil and natural gas is produced from our properties. The federal and state regulatory burden on the oil and natural gas industry increases our cost of doing business and affects our profitability. Because these rules and regulations are amended or reinterpreted frequently, we are unable to predict the future cost or impact of complying with those laws.

Our operations are subject to stringent federal, state and local laws and regulations governing protection of the environment. These laws and regulations may require acquisition of permits before certain of our operations may be commenced and may restrict the types, quantities and concentrations of various substances that can be released into the environment. Planning and implementation of protective measures are required to prevent accidental discharges. Spills of oil, natural gas liquids, drilling fluids, and other substances may subject us to penalties and cleanup requirements. Handling, storage and disposal of both hazardous and non-hazardous wastes are subject to regulatory requirements.

The federal Clean Water Act, as amended by the Oil Pollution Act, the federal Clean Air Act, the federal Resource Conservation and Recovery Act, and their state counterparts, are the primary vehicles for imposition of such requirements and for civil, criminal and administrative penalties and other sanctions for violation of their requirements. In addition, the federal Comprehensive Environmental Response Compensation and Liability Act and similar state statutes impose strict liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered responsible for the release of hazardous substances into the environment. Such liability, which may be imposed for the conduct of others and for conditions others have caused, includes the cost of remedial action as well as damages to natural resources.

Environmental laws and regulations are complex and subject to frequent change that may result in more stringent and costly requirements. Compliance with applicable requirements has not, to date, had a material affect on the cost of our operations, earnings or competitive position. However, compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements, or the discovery of contamination may cause us to incur additional costs or subject us to liabilities that may have a material adverse effect on our results of operations and financial condition.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Our revenues during the last three fiscal years, as well as information relating to long-lived assets attributable to our Canadian operations are immaterial. We have no other international operations.

Item 1A. *Risk Factors*

FORWARD-LOOKING STATEMENTS/CAUTIONARY STATEMENT AND RISK FACTORS

This report, including information included in, or incorporated by reference from future filings by us with the SEC, as well as information contained in written material, press releases and oral statements issued by or on our behalf, contain, or may contain, certain statements that are "forward-looking statements" within the meaning of federal securities laws. This report modifies and supersedes documents filed by us before this report. In addition, certain information that we file with the SEC in the future will automatically update and supersede information contained in this report. All statements, other than statements of historical facts, included or incorporated by reference in this report, which address activities, events or developments which we expect or anticipate will or may occur in the future, are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are used to identify forward-looking statements.

These forward-looking statements include, among others, such things as:

- the amount and nature of our future capital expenditures;
- the amount of wells we plan to drill or rework;
- prices for oil, NGLs and natural gas;
- demand for oil and natural gas;
- our exploration prospects;
- the estimates of our proved oil, NGLs and natural gas reserves;
- oil, NGLs and natural gas reserve potential;
- development and infill drilling potential;
- our drilling prospects;
- expansion and other development trends of the oil and natural gas industry;
- our business strategy;
- production of oil, NGLs and natural gas reserves;

- growth potential for our mid-stream operations;
- gathering systems and processing plants we plan to construct or acquire;
- volumes and prices for natural gas gathered and processed;
- expansion and growth of our business and operations; and
- demand for our drilling rigs and drilling rig rates.

These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including:

- the risk factors discussed in this report and in the documents we incorporate by reference;
- general economic, market or business conditions;
- the nature or lack of business opportunities that we pursue;
- demand for our land drilling services;
- changes in laws or regulations; and
- other factors, most of which are beyond our control.

You should not place undue reliance on any of these forward-looking statements. Except as required by law, we disclaim any current intention to update forward-looking information and to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this report to reflect the occurrence of unanticipated events.

In order to help provide you with a more thorough understanding of the possible effects of some of these influences on any forward-looking statements made by us, the following discussion outlines some (but not all) of the factors that in the future could cause our 2008 consolidated results and beyond to differ materially from those that may be presented in any such forward-looking statement made by or on behalf of us.

Oil, NGLs and Natural Gas Prices. The prices we receive for our oil, NGLs and natural gas production have a direct impact on our revenues, profitability and cash flow as well as our ability to meet our projected financial and operational goals. The prices for natural gas and crude oil are heavily dependent on a number of factors beyond our control, including:

- the demand for oil and/or natural gas;
- current weather conditions in the continental United States (which can greatly influence the demand for natural gas at any given time as well as the price we receive for such natural gas);
- the amount and timing of liquid natural gas imports; and
- the ability of current distribution systems in the United States to effectively meet the demand for oil and/or natural gas at any given time, particularly in times of peak demand which may result because of adverse weather conditions.

Oil prices are extremely sensitive to foreign influences based on political, social or economic underpinnings, any one of which could have an immediate and significant effect on the price and supply of oil. In addition, prices of natural gas, NGLs and oil are becoming more and more influenced by trading on the commodities markets which, at times, has tended to increase the volatility associated with these prices resulting, at times, in large differences in such prices even on a week-to-week and month-to-month basis. All of these factors, especially when coupled with the fact that much of our product prices are determined on a daily basis, can, and at times do, lead to wide fluctuations in the prices we receive.

Based on our 2007 production, a $0.10 per Mcf change in what we receive for our natural gas production would result in a corresponding $339,000 per month ($4.1 million annualized) change in our pre-tax operating cash flow. A $1.00 per barrel change in our oil price would have an $85,000 per month ($1.0 million annualized) change in our pre-tax operating cash flow and a $1.00 per barrel change in our NGLs price would have a $61,000 per month ($0.7 million annualized) change in our pre-tax operating cash flow. During 2007, substantially all of our natural gas, crude oil and NGLs volumes were sold at market responsive prices.

In order to reduce our exposure to short-term fluctuations in the price of oil, NGLs and natural gas, we sometimes enter into hedging arrangements such as swaps and collars. Our hedging arrangements apply to only a portion of our production and provide only partial price protection against declines in oil, NGLs and natural gas prices. These hedging arrangements may expose us to risk of financial loss and limit the benefit to us of future increases in prices. A more thorough discussion of our hedging arrangements is contained in the Management's Discussion and Analysis of Financial Condition and Results of Operation section of this report contained in Item 7.

Drilling Customer Demand. With the exception of the drilling we do for our own account, the demand for our drilling services depends entirely on the needs of third parties. Based on past history, these parties' requirements are subject to a number of factors, independent of any subjective factors, that directly impact the demand for our drilling rigs. These factors include the availability of funds to carry out their drilling operations. For many of these parties, even if they have the funds available, their decision to spend those funds is often based on the then current prices for oil, NGLs and natural gas. Many of our customers' budgets tend to be susceptible to the influences of current price fluctuations. Other factors that affect our ability to work our drilling rigs are: the weather which, under adverse circumstances, can delay or even cause the abandonment of a project by an operator; the competition faced by us in securing the award of a drilling contract in a given area; our experience and recognition in a new market area; and the availability of labor to operate our drilling rigs.

Uncertainty of Oil, NGLs and Natural Gas Reserves. There are many uncertainties inherent in estimating quantities of oil, NGLs and natural gas reserves and their values, including many factors beyond our control. The oil, NGLs and natural gas reserve information included in this report represents only an estimate of these reserves. Oil, NGLs and natural gas reservoir engineering is a subjective and an inexact process of estimating underground accumulations of oil, NGLs and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil, NGLs and natural gas reserves depend on a number of variable factors, including historical production from the area compared with production from other producing areas, and assumptions concerning:

- reservoir size;
- the effects of regulations by governmental agencies;
- future oil, NGLs and natural gas prices;
- future operating costs;
- severance and excise taxes;
- development costs; and
- workover and remedial costs.

Some or all of these assumptions may vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of those oil, NGLs and natural gas reserves based on risk of recovery, and estimates of the future net cash flows from oil, NGLs and natural gas reserves prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, oil, NGLs and natural gas reserve estimates may be subject to periodic downward or upward adjustments. Actual production, revenues and expenditures with respect to our oil, NGLs and natural gas reserves will likely vary from estimates, and those variances may be material.

The information regarding discounted future net cash flows included in this report is not necessarily the current market value of the estimated oil, NGLs and natural gas reserves attributable to our properties. As required by the SEC, the estimated discounted future net cash flows from proved oil, NGLs and natural gas reserves are determined based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower. Actual future net cash flows are also affected, in part, by the following factors:

- the amount and timing of oil and natural gas production;
- supply and demand for oil and natural gas;
- increases or decreases in consumption; and
- changes in governmental regulations or taxation.

In addition, the 10% discount factor, required by the SEC for use in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and the risks associated with our operations or the oil and natural gas industry in general.

We periodically review the carrying value of our oil and natural gas properties under the full cost accounting rules of the SEC. Under these rules, capitalized costs of proved oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of this "ceiling test" generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if we exceed the ceiling, even if prices are depressed for only a short period of time. We may be required to write down the carrying value of our oil and natural gas properties when oil, NGLs and natural gas prices are depressed or unusually volatile. If a write-down is required, it would result in a charge to earnings but would not impact our cash flow from operating activities. Once incurred, a write-down of oil and natural gas properties is not reversible.

We are continually identifying and evaluating opportunities to acquire oil and natural gas properties, including acquisitions that would be significantly larger than those we have consummated to date. We cannot assure you that we will successfully consummate any acquisition, that we will be able to acquire producing oil and natural gas properties that contain economically recoverable reserves or that any acquisition will be profitably integrated into our operations.

Debt and Bank Borrowing. We have incurred and currently expect to continue to incur substantial working capital expenditures because of the growth in our operations. Historically, we have funded our working capital needs through a combination of internally generated cash flow and borrowings under our bank credit facility. We have also, from time to time, obtained funds through equity financing. We currently have, and will continue to have, a certain amount of indebtedness. At December 31, 2007, our outstanding long-term debt was $120.6 million.

Our level of debt, the cash flow needed to satisfy our debt and the covenants contained in our bank credit facility could:

- limit funds otherwise available for financing our capital expenditures, our drilling program or other activities or cause us to curtail these activities;
- limit our flexibility in planning for or reacting to changes in our business;
- place us at a competitive disadvantage to those of our competitors that are less indebted than we are;

- make us more vulnerable during periods of low oil, NGLs and natural gas prices or in the event of a downturn in our business; and
- prevent us from obtaining additional financing on acceptable terms or limit amounts available under our existing or any future credit facilities.

Our ability to meet our debt obligations depends on our future performance. If the requirements of our indebtedness are not satisfied, a default could be deemed to occur and our lenders would be entitled to accelerate the payment of the outstanding indebtedness. If that were to occur, we would not have sufficient funds available and probably would not be able to obtain the financing required to meet our obligations.

The amount of our existing debt, as well as our future debt, is, to a large extent, a function of the costs associated with the projects we undertake at any given time and of our cash flow. Generally, our normal operating costs are those incurred as a result of the drilling of oil and natural gas wells, the acquisition of producing properties, the costs associated with the maintenance or expansion of our drilling rig fleet, and the operations of our natural gas buying, selling, gathering, processing and treating systems. To some extent, these costs, particularly the first two items, are discretionary and we maintain a degree of control regarding the timing or the need to actually incur them. However, in some cases, unforeseen circumstances may arise, such as in the case of an unanticipated opportunity to make a large acquisition or the need to replace a costly drilling rig component due to an unexpected loss, which could force us to incur increased debt above that which we had expected or forecasted. Likewise, if our cash flow should prove to be insufficient to cover our current cash requirements we would need to increase our debt either through bank borrowings or otherwise.

We entered into the following interest rate swaps to help manage our exposure to possible future interest rate increases. Under these transactions we have swapped the variable interest rate we would otherwise incur on a portion of our bank debt for a fixed interest rate. A more thorough discussion of our hedging or swap arrangements are contained in the Management's Discussion and Analysis of Financial Condition and Results of Operation section of this report contained in Item 7.

Term	Amount	Fixed Rate	Floating Rate
March 2005 – January 2008	$50,000,000	3.99%	3 month LIBOR
December 2007 – May 2012	$15,000,000	4.53%	3 month LIBOR
December 2007 – May 2012	$15,000,000	4.16%	3 month LIBOR

RISK FACTORS

There are many other factors that could adversely affect our business. The following discussion describes the material risks currently known to us. However, additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely affect the value of our securities. You should carefully consider the risks described below together with the other information contained in, or incorporated by reference into, this report.

Oil, NGLs and natural gas prices are volatile, and low prices have negatively affected our financial results and could do so in the future.

Our revenues, operating results, cash flow and future rate of growth depend substantially on prevailing prices for oil, NGLs and natural gas. Historically, oil, NGLs and natural gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. Any decline in prices in the future would have a negative impact on our future financial results. Because our oil, NGLs and natural gas reserves are predominantly natural gas, significant changes in natural gas prices would have a particularly large impact on our financial results.

Prices for oil, NGLs and natural gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include:

- political conditions in oil producing regions, including the Middle East, Nigeria and Venezuela;
- the ability of the members of the Organization of Petroleum Exporting Countries to agree on prices and their ability to maintain production quotas;
- the price of foreign oil imports;
- imports of liquefied natural gas;
- actions of governmental authorities;
- the domestic and foreign supply of oil and natural gas;
- the level of consumer demand;
- U.S. storage levels of natural gas;
- weather conditions;
- domestic and foreign government regulations;
- the price, availability and acceptance of alternative fuels; and
- overall economic conditions.

These factors and the volatile nature of the energy markets make it impossible to predict with any certainty the future prices of oil, NGLs and natural gas.

Our contract drilling operations depend on levels of activity in the oil and natural gas exploration and production industry.

Our contract drilling operations depend on the level of activity in oil and natural gas exploration and production in our operating markets. Both short-term and long-term trends in oil, NGLs and natural gas prices affect the level of that activity. Because oil, NGLs and natural gas prices are volatile, the level of exploration and production activity can also be volatile. Any decrease from current oil, NGLs and natural gas prices would depress the level of exploration and production activity. This, in turn, would likely result in a decline in the demand for our drilling services and would have an adverse effect on our contract drilling revenues, cash flows and profitability. As a result, the future demand for our drilling services is uncertain.

The industries in which we operate are highly competitive, and many of our competitors have greater resources than we do.

The drilling industry in which we operate is generally very competitive. Most drilling contracts are awarded on the basis of competitive bids, which may result in intense price competition. Many of our competitors in the contract drilling industry have greater financial and human resources than we do. These resources may enable them to better withstand periods of low drilling rig utilization, to compete more effectively on the basis of price and technology, to build new drilling rigs or acquire existing drilling rigs and to provide drilling rigs more quickly than we do in periods of high drilling rig utilization.

The oil and natural gas industry is also highly competitive. We compete in the areas of property acquisitions and oil and natural gas exploration, development, production and marketing with major oil companies, other independent oil and natural gas concerns and individual producers and operators. In addition, we must compete with major and independent oil and natural gas concerns in recruiting and retaining qualified employees. Many of our competitors in the oil and natural gas industry have substantially greater resources than we do.

Shortages of experienced personnel for our contract drilling operations could limit our ability to meet the demand for our services.

During periods of increasing demand for contract drilling services, the industry may experience shortages of qualified drilling rig personnel. During these periods, our ability to attract and retain sufficient qualified personnel to market and operate our drilling rigs is adversely affected which negatively impacts both our operations and profitability. Operationally, it is more difficult to hire qualified personnel, which adversely affects our ability to mobilize inactive drilling rigs in response to the increased demand for our contract drilling services. Additionally, wage rates for drilling personnel are likely to increase, resulting in greater operating costs.

Shortages of drill pipe, replacement parts and other related drilling rig equipment adversely affect our operating results.

During periods of increased demand for drilling services, the industry has experienced shortages of drill pipe, replacement parts and other related drilling rig equipment. These shortages can cause the price of these items to increase significantly and require that orders for the items be placed well in advance of expected use. These price increases and delays in delivery may require us to increase capital and repairs expenditures in our contract drilling segment. Severe shortages could impair our ability to operate our drilling rigs.

Continued growth through acquisitions is not assured.

Over the past several years, we have increased each of our segments, in part, through mergers and acquisitions. The land drilling industry, the exploration and development industry, as well as the gas gathering and processing industry, have experienced significant consolidation over the past several years, and there can be no assurance that acquisition opportunities will continue to be available. Additionally, we are likely to continue to face intense competition from other companies for available acquisition opportunities.

There can be no assurance that we will:

- be able to identify suitable acquisition opportunities;
- have sufficient capital resources to complete additional acquisitions;
- successfully integrate acquired operations and assets;

- effectively manage the growth and increased size;
- maintain the crews and market share to operate any future drilling rigs we may acquire; or
- successfully improve our financial condition, results of operations, business or prospects in any material manner as a result of any completed acquisition.

We may incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with any acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity would be dilutive to existing shareholders. Also, continued growth could strain our management, operations, employees and other resources.

Successful acquisitions, particularly those of oil and natural gas companies or of oil and natural gas properties require an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, exploration potential, future oil, NGLs and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

Our operations have significant capital requirements, and our indebtedness could have important consequences to you.

We have experienced and expect to continue to experience substantial working capital needs because of the growth in all of our operations. On February 15, 2008, our outstanding long-term debt was $144.8 million. Our level of indebtedness, the cash flow needed to satisfy our indebtedness and the covenants governing our indebtedness could:

- limit funds available for financing capital expenditures, our drilling program or other activities or cause us to curtail these activities;
- limit our flexibility in planning for, or reacting to changes in, our business;
- place us at a competitive disadvantage to some of our competitors that are less leveraged than we are;
- make us more vulnerable during periods of low oil, NGLs and natural gas prices or in the event of a downturn in our business; and
- prevent us from obtaining additional financing on acceptable terms or limit amounts available under our existing or any future credit facilities.

Our ability to meet our debt service and other contractual and contingent obligations will depend on our future performance. In addition, lower oil, NGLs and natural gas prices could result in future reductions in the amount available for borrowing under our credit facility, reducing our liquidity and even triggering mandatory loan repayments.

Our future performance depends on our ability to find or acquire additional oil, NGLs and natural gas reserves that are economically recoverable.

In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Unless we successfully replace the reserves that we produce, our reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flow from operations. Historically, we have succeeded in increasing reserves after taking production into account through exploration and development. We have conducted these activities on our existing oil and natural gas properties as well as on newly acquired properties. We may not be able to continue to replace reserves from these activities at acceptable costs. Lower prices of oil and natural gas may further limit the kinds of reserves that can economically be developed. Lower prices also decrease our cash flow and may cause us to decrease capital expenditures.

We are continually identifying and evaluating opportunities to acquire oil and natural gas properties, including acquisitions that would be significantly larger than those consummated to date by us. We cannot assure you that we will successfully consummate any acquisition, that we will be able to acquire producing oil and natural gas properties that contain economically recoverable reserves or that any acquisition will be profitably integrated into our operations.

The competition for producing oil and natural gas properties is intense. This competition could mean that to acquire properties we will have to pay higher prices and accept greater ownership risks than we have in the past.

Our exploration and production operations involve a high degree of business and financial risk which could adversely affect us.

Exploration and development involve numerous risks that may result in dry holes, the failure to produce oil and natural gas in commercial quantities and the inability to fully produce discovered reserves. The cost of drilling, completing and operating wells is substantial and uncertain. Numerous factors beyond our control may cause the curtailment, delay or cancellation of drilling operations, including:

- unexpected drilling conditions;
- pressure or irregularities in formations;
- equipment failures or accidents;
- adverse weather conditions;
- compliance with governmental requirements; and
- shortages or delays in the availability of drilling rigs or delivery crews and the delivery of equipment.

Exploratory drilling is a speculative activity. Although we may disclose our overall drilling success rate, those rates may decline. Although we may discuss drilling prospects that we have identified or budgeted for, we may ultimately not lease or drill these prospects within the expected time frame, or at all. Lack of drilling success will have an adverse effect on our future results of operations and financial condition.

Our mid-stream operations involve numerous risks, both financial and operational. The cost of developing gathering systems and processing plants is substantial and our ability to recoup these costs is uncertain. Our operations may be curtailed, delayed or cancelled as a result of many things beyond our control, including:

- unexpected changes in the deliverability of natural gas reserves from the wells connected to the gathering systems;
- availability of competing pipelines in the area;
- equipment failures or accidents;
- adverse weather conditions;
- compliance with governmental requirements;
- delays in the development of other producing properties within the gathering system's area of operation; and
- demand for natural gas and its constituents.

Many of the wells from which we gather and process natural gas are operated by other parties. As a result, we have little control over the operations of those wells which can act to increase our risk. Operators of those wells may act in ways that are not in our best interests.

Competition for experienced technical personnel may negatively impact our operations or financial results.

Our continued drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals. Competition for these professionals is extremely intense. We are likely to continue to experience increased costs to attract and retain these professionals.

Our hedging arrangements might limit the benefit of increases in oil, NGLs and natural gas prices.

In order to reduce our exposure to short-term fluctuations in the price of oil, NGLs and natural gas, we sometimes enter into hedging arrangements. Our hedging arrangements apply to only a portion of our production and provide only partial price protection against declines in oil, NGLs and natural gas prices. These hedging arrangements may expose us to risk of financial loss and limit the benefit to us of increases in prices.

Estimates of our reserves are uncertain and may prove to be inaccurate.

There are numerous uncertainties inherent in estimating quantities of proved reserves and their values, including many factors beyond our control. The reserve data represents only estimates. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil, NGLs and natural gas reserves depend on a number of variable factors, including historical production from the area compared with production from other producing areas, and assumptions concerning:

- the effects of regulations by governmental agencies;
- future oil, NGLs and natural gas prices;
- future operating costs;
- severance and excise taxes;
- development costs; and
- workover and remedial costs.

Some or all of these assumptions may vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of those reserves based on risk of recovery, and estimates of the future net cash flows from reserves prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and those variances may be material.

The information regarding discounted future net cash flows should not be considered as the current market value of the estimated oil, NGLs and natural gas reserves attributable to our properties. As required by the SEC, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by the following factors:

- the amount and timing of actual production;
- supply and demand for oil and natural gas;
- increases or decreases in consumption; and
- changes in governmental regulations or taxation.

In addition, the 10% per year discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with our operations or the oil and natural gas industry in general.

If oil, NGLs and natural gas prices decrease or are unusually volatile, we may be required to take write-downs of our oil and natural gas properties, the carrying value of our drilling rigs or our natural gas gathering and processing systems.

We periodically review the carrying value of our oil and natural gas properties under the full cost accounting rules of the SEC. Under these rules, capitalized costs of proved oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10% per year. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. We may be required to write down the carrying value of our oil and natural gas properties when oil, NGLs and natural gas prices are depressed or unusually volatile. If a write-down is required, it would result in a charge to earnings, but would not impact cash flow from operating activities. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date.

Our drilling equipment, transportation equipment, gas gathering and processing systems and other property and equipment are carried at cost. We are required to periodically test to see if these values have been impaired whenever events or changes in circumstances suggest the carrying amount may not be recoverable. If any of these assets are determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. An estimate of fair value is based on the best information available, including prices for similar assets. Changes in these estimates could cause us to reduce the carrying value of property and equipment. Once these values have been reduced, they are not reversible.

Our operations present inherent risks of loss that, if not insured or indemnified against, could adversely affect our results of operations.

Our drilling operations are subject to many hazards inherent in the drilling industry, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost drilling equipment and damage or loss from inclement weather. Our exploration and production and mid-stream operations are subject to these and similar risks. Any of these events could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Generally, drilling contracts provide for the division of responsibilities between a drilling company and its customer, and we seek to obtain indemnification from our drilling customers by contract for some of these risks. To the extent that we are unable to transfer these risks to drilling customers by contract or indemnification agreements, we seek protection from some of these risks through insurance. However, some risks are not covered by insurance and we cannot assure you that the insurance we do have or the indemnification agreements we have entered into will adequately protect us against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer to meet its indemnification obligations, could result in substantial losses. In addition, we cannot assure you that insurance will be available to cover any or all of these risks. Even if available, the insurance might not be adequate to cover all of our losses, or we might decide against obtaining that insurance because of high premiums or other costs.

In addition, we are not the operator of many of our wells. As a result, our operating risks for those wells and our ability to influence the operations for those wells are less subject to our control. Operators of those wells may act in ways that are not in our best interests.

Governmental regulations could adversely affect our business.

Our business is subject to federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste, unitization and pooling of properties and other matters. These laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and natural gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

We are also subject to complex environmental laws and regulations adopted by the various jurisdictions where we own or operate. We could incur liability to governments or third parties for discharges of oil, natural gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge these materials into the environment in any number of ways including the following:

- from a well or drilling equipment at a drill site;
- from gathering systems, pipelines, transportation facilities and storage tanks;
- damage to oil and natural gas wells resulting from accidents during normal operations; and
- blowouts, cratering and explosions.

Because the requirements imposed by laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by the former operators, which liability could be material.

Any future implementation of price controls on oil, NGLs and natural gas would affect our operations.

Certain groups have asserted efforts to have the United States Congress impose some form of price controls on either natural gas, oil or both. There is no way at this time to know what result these efforts will have nor, if implemented, their effect on our operations. However, it is possible that these efforts, if successful, would serve to limit the amount that we might be able to get for our future oil and natural gas production. Any future limits on the price of oil, NGLs and natural gas could also result in adversely affecting the demand for our drilling services.

Our shareholders' rights plan and provisions of Delaware law and our by-laws and charter could discourage change in control transactions and prevent shareholders from receiving a premium on their investment.

Our by-laws and charter provide for a classified board of directors with staggered terms and authorizes the board of directors to set the terms of preferred stock. In addition, our charter and Delaware law contain provisions that impose restrictions on business combinations with interested parties. We have also adopted a shareholders' rights plan. Because of our shareholders' rights plan and these provisions of our by-laws, charter and Delaware law, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for our shareholders to benefit from transactions that are opposed by an incumbent board of directors.

New technologies may cause our current exploration and drilling methods to become obsolete, resulting in an adverse effect on our production.

Our industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected.

The results of our operations depend on our ability to transport oil and gas production to key markets.

The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of pipeline systems. The unavailability of or lack of available capacity on these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas.

The loss of one or a number of our larger customers could have a material adverse effect on our financial condition and results of operations.

During 2007, our largest customer, Questar Corporation accounted for approximately 13% of our contract drilling revenues. No other third party customer accounted for 10% or more of our contract drilling revenues. Any of our customers may choose not to use our services and the loss of one or a number of our larger customers could have a material adverse effect on our financial condition and results of operations. As of February 15, 2008, our oil and natural gas segment was using 14 of our drilling rigs.

Our mid-stream segment depends on certain natural gas producers for a significant portion of its supply of natural gas and NGLs. The loss of any of these producers could result in a decline in our volumes and revenues.

We rely on certain natural gas producers for a significant portion of our natural gas and NGL supply. While some of these producers are subject to long-term contracts, we may be unable to negotiate extensions or replacements of these contracts on favorable terms, if at all. The loss of all or even a portion of the natural gas volumes supplied by these producers, as a result of competition or otherwise, could have a material adverse effect on our mid-stream segment unless we were able to acquire comparable volumes from other sources.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

The information called for by this item was consolidated with and disclosed in connection with Item 1 above.

Item 3. *Legal Proceedings*

We are a party to various legal proceedings arising in the ordinary course of our business, none of which, in our opinion, will result in judgments which would have a material adverse effect on our financial position, operating results or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to our security holders during the fourth quarter of 2007.

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the New York Stock Exchange under the symbol "UNT." The following table identifies the high and low sales prices per share of our common stock for the periods indicated:

	2007		2006	
Quarter	High	Low	High	Low
First	$52.12	$44.27	$61.88	$48.76
Second	$65.65	$50.45	$64.83	$50.74
Third	$63.00	$45.60	$60.13	$43.56
Fourth	$50.41	$43.30	$52.93	$41.38

On February 15, 2008, the closing sale price of our common stock, as reported by the NYSE, was $52.36 per share. On that date, there were approximately 1,325 holders of record of our common stock.

We have never declared any cash dividends on our common stock and currently have no plans to declare any dividends on our common stock in the foreseeable future. Any future determination by our board of directors to pay dividends on our common stock will be made only after considering our financial condition, results of operations, capital requirements and other relevant factors. Additionally, our bank credit facility prohibits the payment of cash dividends on our common stock under certain circumstances. For further information regarding our bank credit facility's impact on our ability to pay dividends see "Our Credit Facility" under Item 7 of this report.

Item 6. *Selected Financial Data*

The following table shows selected consolidated financial data. The data should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," for a review of 2007, 2006 and 2005 activity.

	As of and for the Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands except per share amounts)				
Revenues	$1,158,754	$1,162,385	$ 885,608	$ 519,203	$301,377
Income before cumulative effect of change in accounting principle	$ 266,258	$ 312,177	$ 212,442	$ 90,275	$ 48,864
Net income	$ 266,258	$ 312,177	$ 212,442	$ 90,275	$ 50,189
Income before cumulative effect of change in accounting principle per common share:					
Basic	$ 5.74	$ 6.75	$ 4.62	$ 1.97	$ 1.12
Diluted	$ 5.71	$ 6.72	$ 4.60	$ 1.97	$ 1.12
Net income per common share:					
Basic	$ 5.74	$ 6.75	$ 4.62	$ 1.97	$ 1.15
Diluted	$ 5.71	$ 6.72	$ 4.60	$ 1.97	$ 1.15
Total assets	$2,199,819	$1,874,096	$1,456,195	$1,023,136	$712,925
Long-term debt	$ 120,600	$ 174,300	$ 145,000	$ 95,500	$ 400
Other long-term liabilities	$ 59,115	$ 55,741	$ 41,981	$ 37,725	$ 17,893
Cash dividends per common share	$ —	$ —	$ —	$ —	$ —

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Please read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes included in Item 8 of this annual report.

General

We were founded in 1963 as a contract drilling company. Today, we operate, manage and analyze our results of operations through our three principal business segments:

- *Contract Drilling*—carried out by our subsidiary Unit Drilling Company and its subsidiaries. This segment contracts to drill onshore oil and natural gas wells for our own account and for others.
- *Oil and Natural Gas*—carried out by our subsidiary Unit Petroleum Company. This segment explores, develops, acquires and produces oil and natural gas properties for our own account.
- *Gas Gathering and Processing (Mid-Stream)*—carried out by our subsidiary Superior Pipeline Company, L.L.C. This segment buys, sells, gathers, processes and treats natural gas for our own account and for third parties.

Executive Summary

Our drilling segment added 12 drilling rigs in 2007 and averaged an 80% utilization rate. Our oil and natural gas segment attained its longstanding objective of replacing at least 150% of the year's production with new reserves by replacing 171% of its 2007 oil, NGLs and natural gas production. We met our production replacement objective for the 24th consecutive year by participating in the completion of 253 new wells with an 87% success rate. We recently completed an acquisition, in January 2008, involving our Segno area which is one of our key development areas. We plan to begin drilling operations on a new well in the acreage block in early 2008. Superior Pipeline continued to grow by adding three processing plants and 78 additional miles of pipeline in 2007.

Recent Events—Oil and Natural Gas

Segno Acquisition. On January 18, 2008, we purchased a 50% interest in a 6,800 gross-acre leasehold that we did not already own in our Segno area of operations located in Hardin County, Texas. Included in the purchase were five producing wells with 4.9 Bcfe of estimated proved reserves and current production of 2.8 MMcf of natural gas per day and 88.2 barrels of condensate. The purchase price was $16.8 million which consisted of $15.8 million allocated to the reserves of the wells and $1.0 million allocated to the undeveloped leasehold. The production and reserves acquired in this purchase will be included in our 2008 results.

Outlook for 2008

Our plan for 2008 is to continue our growth. Objectives of this plan include:

- Adding two new 1,500 horsepower, diesel electric drilling rigs to our drilling rig fleet.
- Replacing at least 150% of our 2008 production with new oil, NGLs and natural gas reserves.
- Participating in the drilling of approximately 280 wells.
- Expanding our presence in the mid-stream business.

Potential risks and/or obstacles that could prevent us from achieving these objectives are many, some of which are noted elsewhere in this report and include:

- We are not successful in replacing the oil, NGLs and natural gas reserves that we produce;
- Lower than expected levels of cash flow from our operations;
- Decreased drilling rig rates and rig utilization;
- General economic and industry downturn.

Critical Accounting Policies and Estimates

Summary

In this section, we identify those critical accounting policies we follow in preparing our financial statements and related disclosures. Many of these policies require us to make difficult, subjective and complex judgments in the course of making estimates of matters that are inherently imprecise. Some accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements. In the following discussion we will attempt to explain the nature of these estimates, assumptions and judgments, as well as the likelihood that materially different amounts would be reported in our financial statements under different conditions or using different assumptions.

The following table lists the critical accounting policies, estimates and assumptions that can have a significant impact on the application of these accounting policies, and the financial statement accounts affected by these estimates and assumptions.

Accounting Policies	Estimates or Assumptions	Accounts Affected
Full cost method of accounting for oil, NGLs and natural gas properties	• Oil, NGLs and natural gas reserves, estimates and related present value of future net revenues • Valuation of unproved properties • Estimates of future development costs	• Oil and natural gas properties • Accumulated DD&A • Provision for DD&A • Impairment of proved and unproved properties • Long-term debt and interest expense
Accounting for ARO for oil, NGLs and natural gas properties	• Cost estimates related to the plugging and abandonment of wells • Timing of cost incurred	• Oil and natural gas properties • Accumulated DD&A • Provision for DD&A • Current and non-current liabilities • Operating expense
Accounting for impairment of long-lived assets	• Forecast of undiscounted estimated future net operating cash flows	• Drilling property and equipment • Accumulated depreciation • Provision for depreciation • Impairment of drilling property and equipment
Turnkey and footage drilling contracts	• Estimates of costs to complete turnkey and footage contracts	• Revenue and operating expense • Current assets and liabilities
Accounting for value of stock compensation awards	• Estimates of stock volatility • Estimates of expected life of awards granted • Estimates of rates of forfeitures	• Oil and natural gas properties • Shareholder's equity • Operating expenses
Accounting for derivative instruments and hedging	• Derivatives measured at fair value • Derivatives measured for effectiveness	• Current and non-current assets and liabilities • Other comprehensive income as a component of equity

Significant Estimates and Assumptions

Full Cost Method of Accounting for Oil, NGLs and Natural Gas Properties. The determination and valuation of our oil, NGLs and natural gas reserves is a very subjective process. It entails estimating underground accumulations of oil, NGLs and natural gas that cannot be measured in an exact manner. The degree of accuracy of these estimates depends on a number of factors, including, the quality and availability of geological and engineering data, the precision of the interpretations of that data, and individual judgments based on experience and training. Each year, we hire an independent petroleum engineering firm to audit our internal evaluation of our oil, NGLs and natural gas reserves. The wells or locations for which estimates of reserves were audited were reserves that comprised the top 83% of the total proved discounted future net income based on the unescalated pricing policy of the SEC as taken from reserve and income projections prepared by us as of December 31, 2007.

As a general rule, the degree of accuracy of oil, NGLs and natural gas reserve estimates varies with the reserve classification and the related accumulation of available data, as shown in the following table:

Type of Reserves	Nature of Available Data	Degree of Accuracy
Proved undeveloped	Data from offsetting wells, seismic data	Less accurate
Proved developed non-producing	Logs, core samples, well tests, pressure data	More accurate
Proved developed producing	Production history, pressure data over time	Most accurate

Assumptions as to future oil, NGLs and natural gas prices and operating and capital costs also play a significant role in estimating oil, NGLs and natural gas reserves and the estimated present value of the cash flows to be received from the future production of those reserves. Volumes of recoverable reserves are influenced by the assumed prices and costs due to what is known as the economic limit (that point in the future when the projected costs and expenses of producing recoverable oil, NGLs and natural gas reserves is greater than the projected revenues from the oil, NGLs and natural gas reserves). But more significantly, the estimated present value of the future cash flows from our oil, NGLs and natural gas reserves is extremely sensitive to prices and costs, and may vary materially based on different assumptions. SEC financial accounting and reporting standards require that the pricing we use be tied to the price we received for our oil, NGLs and natural gas on the last day of the reporting period. This requirement can result in significant changes from period to period given the volatile nature of oil, NGLs and natural gas prices. For example, based on our year end 2007 oil, NGLs and natural gas reserves, a $1.00 decline in the price used to calculate our economically recoverable oil and NGLs reserves will reduce our estimated oil reserves by 48,000 barrels and estimated NGL reserves by 6,000 barrels and a $0.10 decline in the price of natural gas used to calculate our natural gas reserves will reduce our estimated economically recoverable natural gas reserves by 586,000 Mcf. Estimated future cash flows discounted at 10% before income taxes would change by $29.5 million.

We compute our provision for DD&A on a units-of-production method. Each quarter, we use the following formulas to compute the provision for DD&A for our producing properties:

- DD&A Rate = Unamortized Cost / Beginning of Period Reserves
- Provision for DD&A = DD&A Rate x Current Period Production

Oil, NGLs and natural gas reserve estimates have a significant impact on our DD&A rate. If reserve estimates for a property or group of properties are revised downward in the future, the DD&A rate will increase as a result of the revision. Alternatively, if reserve estimates are revised upward, the DD&A rate will decrease. Based on our 2007 production level of 54,720,000 equivalent Mcf, a 5% decline in the amount of our 2007 oil, NGLs and natural gas reserves would increase our DD&A rate by $0.13 per Mcfe and would decrease pre-tax income by $7.1 million annually. A 5% increase in the amount of our 2007 oil, NGLs and natural gas reserves would decrease our DD&A rate by $0.11 per Mcfe and would increase pre-tax income by $6.0 million annually.

We account for our oil and natural gas exploration and development activities using the full cost method of accounting. Under this method, all costs incurred in the acquisition, exploration and development of oil and natural gas properties are capitalized. At the end of each quarter, the net capitalized costs of our oil and natural gas properties are limited to the lower of unamortized cost or a ceiling. The ceiling is defined as the sum of the present value (using a 10% discount rate) of the estimated future net revenues from our proved reserves, based on period-end oil, NGLs and natural gas prices adjusted for any hedging, plus the lower of cost or estimated fair value of unproved properties not included in the costs being amortized, less related income taxes. If the net capitalized costs of our oil and natural gas properties exceed the ceiling, we are required to write-down the excess amount. A ceiling test write-down is a non-cash charge to earnings. If required, it reduces earnings and impacts shareholders' equity in the period of occurrence and results in lower depreciation, depletion and amortization expense in future periods. Once incurred, a write-down cannot be reversed.

The risk that we will be required to write-down the carrying value of our oil and natural gas properties increases when oil, NGLs and natural gas prices are depressed or if we have large downward revisions in our estimated proved oil, NGLs and natural gas reserves. Application of these rules during periods of relatively low oil or natural gas prices, even if temporary, increases the chance of a ceiling test write-down. Based on oil, NGL and natural gas prices on December 31, 2007 ($95.98 per barrel for oil, $66.89 per barrel of NGLs and $6.22 per Mcf for natural gas), the unamortized cost of our oil and natural gas properties did not exceed the ceiling of our proved oil, NGL and natural gas reserves. Natural gas and oil prices remain volatile and any significant declines below prices used in the reserve evaluation could result in a ceiling test write-down in the future.

We use the sales method for recording natural gas sales. This method allows for the recognition of revenue, which may be more or less than our share of pro-rata production from certain wells. Our policy is to expense our pro-rata share of lease operating costs from all wells as incurred. The expenses relating to the wells in which we have an imbalance are not material.

Accounting for ARO for Oil, NGLs and Natural Gas Properties. We record the fair value of liabilities associated with the retirement of assets having a long life. In our case, when the reserves in each of our oil or gas wells deplete or otherwise become uneconomical, we are required to incur costs to plug and abandon the wells. These costs under Financial Accounting Standards No. 143 (FAS 143), "Accounting for Asset Retirement Obligations," are recorded in the period in which the liability is incurred (at the time the wells are drilled or acquired). We do not have any assets restricted for the purpose of settling these plugging liabilities. Our engineering staff uses historical experience to determine the estimated plugging costs taking into account the type of well (either oil or natural gas), the depth of the well and physical location of the well to determine the estimated plugging costs.

Accounting for Impairment of Long-Lived Assets. Drilling equipment, transportation equipment, gas gathering and processing systems and other property and equipment are carried at cost. Renewals and enhancements are capitalized while repairs and maintenance are expensed. Realization of the carrying value of property and equipment is reviewed for possible impairment whenever events or changes in circumstances suggest that these carrying amounts may not be recoverable. Assets are determined to be impaired if a forecast of undiscounted estimated future net operating cash flows directly related to the asset, including disposal value if any, is less than the carrying amount of the asset. If any asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. The estimate of fair value is based on the best information available, including prices for similar assets. Changes in these estimates could cause us to reduce the carrying value of property and equipment. An estimate of the impact to our earnings if other assumptions had been used is not practicable because of the significant number of assumptions that would be involved in the estimates.

Goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired. An annual impairment test is performed in the fourth quarter to determine whether the fair value has decreased and additionally when events indicate an impairment may have occurred. Goodwill is all related to our drilling segment, and accordingly, the impairment test is generally based on the estimated future net cash flows of our drilling segment.

Turnkey and Footage Drilling Contracts. In our contract drilling operations, because we do not bear the risk of completion of a well being drilled under a "daywork" contract, we recognize revenues and expense generated under "daywork" contracts as the services are performed. Under "footage" and "turnkey" contracts we bear the risk of completion of the well, so revenues and expenses are recognized when the well is substantially completed. Substantial completion is determined when the well bore reaches the depth specified in the contract. The entire amount of a loss, if any, is recorded when the loss can be reasonably determined, however, any profit is recorded only at the time the well is finished. The costs of drilling contracts uncompleted at the end of the reporting period (which includes expenses incurred to date on "footage" or "turnkey" contracts) are included in other current assets. In 2007 and 2006, we did not drill any wells under turnkey or footage contracts.

Accounting for Value of Stock Compensation Awards. Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), "Share-Based Payment," (SFAS 123(R)) to account for stock-based compensation. Under this method, compensation cost is measured at the grant date based on the fair value of an award and is recognized over the service period, which is usually the vesting period. We elected to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options and other equity-based compensation beginning in the first quarter of adoption. The determination of the fair value of an award requires significant estimates and subjective judgments regarding, among other things, the appropriate option pricing model, the expected life of the award and performance vesting criteria assumptions. As there are inherent uncertainties related to these factors and our judgment in applying them to the fair value determinations, there is risk that the recorded stock compensation may not accurately reflect the amount ultimately earned by the employee. For years prior to 2006, we accounted for our stock-based compensation in accordance with the intrinsic value method. Under this method, we recognized compensation cost as the excess, if any, of the quoted market price of our stock at the grant date over the amount an employee must pay to acquire the stock.

Accounting for Derivative Instruments and Hedging. We utilize derivative contracts to hedge against the variability in cash flows associated with the forecasted sale of our future natural gas, NGLs and oil production. We have hedged a portion of our anticipated oil, NGLs and natural gas production for the next 12-24 months. In the case of acquisitions, we may hedge acquired production for a longer period. We do not use derivative instruments for trading purposes. Under accounting rules, we may elect to designate those derivatives that qualify for hedge accounting as cash flow hedges against the price that we will receive for our future oil, NGLs and natural gas production. To the extent that changes in the fair values of the cash flow hedges offset changes in the expected cash flows from our forecasted production, such amounts are not included in our consolidated results of operations. Instead, they are recorded directly to stockholders' equity until the hedged oil, NGLs or natural gas quantities are produced and sold. To the extent that changes in the fair values of the derivative exceed the changes in the expected cash flows from the forecasted production, the changes are recorded in income in the period in which they occur.

Mid-Stream Contracts. We recognize revenue from the gathering and processing of natural gas and NGLs in the period the service is provided based on contractual terms.

New Accounting Standards

Fair Value Measurements. In September 2006, the FASB issued Statement No. 157 (FAS 157), "Fair Value Measurements," which establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. Beginning January 1, 2008, we partially applied FAS 157 as allowed by FASB Staff Position (FSP) 157-2, which delayed the effective date of FAS 157 for nonfinancial assets and liabilities. As of January 1, 2008, we have applied the provisions of FAS 157 to our financial instruments and the impact was not material. Under FSP 157-2, we will be required to apply FAS 157 to our nonfinancial assets and liabilities beginning January 1, 2009. We are currently reviewing the applicability of FAS 157 to our nonfinancial assets and liabilities as well as the potential impact on our consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities. In February 2007, the FASB issued Statement No. 159 (FAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115," which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. We do not believe the impact of FAS 159 will have a material effect on our consolidated financial statements.

Business Combinations. In December 2007, the FASB issued Statement No. 141R (FAS 141R), "Business Combinations," which will require most identifiable assets, liabilities, noncontrolling interest (previously referred to as minority interests) and goodwill acquired in a business combination to be recorded at full fair value. FAS 141R is effective for our year beginning January 1, 2009, and will be applied prospectively. We are currently reviewing the applicability of FAS 141R to our operations and its potential impact on our consolidated financial statements.

Noncontrolling Interests. In December 2007, the FASB issued Statement No. 160 (FAS 160), "Noncontrolling Interest in Consolidated Financial Statements—an amendment to ARB No. 51," which requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity. FAS 160 is effective for our year beginning January 1, 2009, and will require retroactive adoption of the presentation and disclosure requirements for existing minority interests. We are currently reviewing the applicability of FAS 160 to our operations and its potential impact on our consolidated financial statements.

Financial Condition and Liquidity

Summary. Our financial condition and liquidity depends on the cash flow from our operations and borrowings under our bank credit facility. Our cash flow is influenced mainly by:

- the demand for and the dayrates we receive for our drilling rigs;
- the quantity of natural gas, oil and NGLs we produce;
- the prices we receive for our natural gas production and, to a lesser extent, the prices we receive for our oil and NGL production; and
- the margins we obtain from our natural gas gathering and processing contracts.

The following is a summary of certain financial information as of December 31, and for the years ended December 31:

	2007	2006	2005
	(In thousands except percentages)		
Working capital	$ 40,611	$ 71,998	$ 51,173
Long-term debt	$ 120,600	$ 174,300	$ 145,000
Shareholders' equity	$1,434,817	$1,158,036	$ 836,962
Ratio of long-term debt to total capitalization	7.8%	13.1%	14.8%
Net income	$ 266,258	$ 312,177	$ 212,442
Net cash provided by operating activities	$ 577,571	$ 506,702	$ 317,771
Net cash used in investing activities	$ (512,333)	$ (540,723)	$(384,996)
Net cash provided by (used in) financing activities	$ (64,751)	$ 33,663	$ 67,507

The following table summarizes certain operating information for the years ended December 31:

	2007	2006	2005
Contract Drilling:			
Average number of our drilling rigs in use during the period	99.4	109.0	102.1
Total number of drilling rigs owned at the end of the period	129	117	112
Average dayrate	$ 18,663	$ 18,767	$ 12,431
Oil and Natural Gas:			
Oil production (MBbls)	1,091	1,012	847
Natural gas liquids production (MBbls)	785	441	237
Natural gas production (MMcf)	43,464	44,169	34,058
Average oil price per barrel received	$ 70.61	$ 63.39	$ 54.47
Average NGL price per barrel received	$ 45.03	$ 36.08	$ 34.69
Average NGL price per barrel received excluding hedges	$ 45.01	$ 36.08	$ 34.69
Average natural gas price per mcf received	$ 6.30	$ 6.17	$ 7.64
Average natural gas price per mcf received excluding hedges	$ 6.24	$ 6.17	$ 7.76
Mid-Stream:			
Gas gathered—MMBtu/day	219,635	247,537	142,444
Gas processed—MMBtu/day	50,350	31,833	30,613
Gas liquids sold—gallons/day	129,421	66,902	61,665
Number of natural gas gathering systems	36	37	36
Number of processing plants	8	6	5

At December 31, 2007, we had unrestricted cash totaling $1.1 million and we had borrowed $120.6 million of the $275.0 million we had elected to have available under our bank credit facility.

Working Capital. Our working capital balance fluctuates primarily as a result of the timing of our accounts receivable and accounts payable. We had working capital of $40.6 million as of December 31, 2007. This compares to working capital of $72.0 million at the end of 2006 and $51.2 million at the end of 2005.

Contract Drilling. Our drilling work is subject to many factors that influence the number of drilling rigs we have working as well as the costs and revenues associated with that work. These factors include the demand for drilling rigs, competition from other drilling contractors, the prevailing prices for natural gas and oil, availability and cost of labor to run our drilling rigs and our ability to supply the equipment needed.

Although rig utilization declined in the fourth quarter of 2006 and continued to slowly decline throughout 2007, we do not anticipate declines in labor cost per hour due to the competition within the industry to keep qualified employees and attract individuals with the skills required to meet the future requirements of the drilling industry. To help keep qualified labor, we previously implemented longevity pay incentives and in the second quarter of 2006 provided pay increases in some of our operating districts. To date, these efforts have allowed us to meet our labor requirements. However, if current demand for drilling rigs strengthens above the 2007 levels of 80%, shortages of experienced personnel may limit our ability to operate our drilling rigs.

Most of our drilling rig fleet is used to drill natural gas wells so changes in natural gas prices have a disproportionate influence on the demand for our drilling rigs as well as the prices we can charge for our contract drilling services. In 2007, our average dayrate was $18,663 per day compared to $18,767 per day in 2006 and $12,431 per day in 2005. The average number of our drilling rigs used in 2007 was 99.4 drilling rigs (80%) compared with 109.0 drilling rigs (96%) in 2006 and 102.1 drilling rigs (97%) for 2005. Based on the average utilization of our drilling rigs during 2007, a $100 per day change in dayrates has a $9,940 per day ($3.6 million annualized) change in our pre-tax operating cash flow. Industry demand for our drilling rigs remained strong throughout the first nine months of 2006 before declining in the fourth quarter of 2006 and into 2007. The reduction in demand for drilling rigs was primarily the result of the evaluation of the economics of drilling prospects by the operators using our contract drilling services after natural gas prices declined significantly in the last half of the third quarter of 2006 combined with high levels of natural gas storage throughout the majority of the winter season and again this summer. We expect that utilization and dayrates for our drilling rigs will continue to depend mainly on the price of natural gas, the levels of natural gas storage and the availability of drilling rigs to meet the demands of the industry.

Our contract drilling subsidiaries provide drilling services for our exploration and production subsidiary. The contracts for these services contain the same terms and rates as the contracts we use with unrelated third parties for comparable type projects. During 2007, 2006 and 2005, we drilled 77, 72 and 53 wells, respectively, for our exploration and production subsidiary. The profit associated with these wells received by our contract drilling segment of $22.7 million, $22.2 million and $8.6 million during 2007, 2006 and 2005, respectively, was used to reduce the carrying value of our oil and natural gas properties rather than being included in our operating profit.

Impact of Prices for Our Oil, NGLs and Natural Gas. Natural gas comprises 82% of our oil, NGLs and natural gas reserves. Any significant change in natural gas prices has a material affect on our revenues, cash flow and the value of our oil, liquids and natural gas reserves. Generally, prices and demand for domestic natural gas are influenced by weather conditions, supply imbalances and by world wide oil price levels. Domestic oil prices are primarily influenced by world oil market developments. All of these factors are beyond our control and we can not predict nor measure their future influence on the prices we will receive.

Based on our production in 2007, a $0.10 per Mcf change in what we are paid for our natural gas production would result in a corresponding $339,000 per month ($4.1 million annualized) change in our pre-tax operating cash flow. Our 2007 average natural gas price was $6.30 compared to an average natural gas price of $6.17 for 2006 and $7.64 for 2005. A $1.00 per barrel change in our oil price would have an $85,000 per month ($1.0 million annualized) change in our pre-tax operating cash flow and a $1.00 per barrel change in our NGL prices would have a $61,000 per month ($0.7 million annualized) change in our pre-tax operating cash flow based on our production in 2007. Our 2007 average oil price per barrel was $70.61 compared with an average oil price of $63.39 in 2006 and $54.47 in 2005 and our 2007 average NGL price per barrel was $45.03 compared with an average liquids price of $36.08 in 2006 and $34.69 in 2005.

Because natural gas prices have such a significant affect on the value of our oil, NGLs and natural gas reserves, declines in these prices can result in a decline in the carrying value of our oil and natural gas properties. Price declines can also adversely affect the semi-annual determination of the amount available for us to borrow under our bank credit facility since that determination is based mainly on the value of our oil, NGLs and natural gas reserves. Such a reduction could limit our ability to carry out our planned capital projects.

Most of our natural gas production is sold to third parties under month-to-month contracts.

Mid-Stream Operations. Our mid-stream operations are conducted through Superior Pipeline Company, L.L.C. Superior is a mid-stream company engaged primarily in the buying and selling, gathering, processing and treating of natural gas and operates four natural gas treatment plants, eight processing plants, 36 gathering systems and 676 miles of pipeline. Superior operates in Oklahoma, Texas, Louisiana and Kansas and has been in business since 1996. This subsidiary enhances our ability to gather and market not only our own natural gas but also that owned by third parties and gives us additional capacity to construct or acquire existing natural gas gathering and processing facilities. During 2007, 2006 and 2005 Superior purchased $18.4 million, $8.0 million and $6.8 million, respectively of our natural gas production and natural gas liquids and provided gathering and transportation services of $4.7 million, $5.3 million and $2.4 million, respectively. Intercompany revenue from services and purchases of production between this business segment and our oil and natural gas exploration operations has been eliminated in our consolidated condensed financial statements.

Superior gathered 219,635 MMBtu per day in 2007 compared to 247,537 MMBtu per day in 2006 and 142,444 MMBtu per day in 2005, processed 50,350 MMBtu per day in 2007 compared to 31,833 MMBtu per day in 2006 and 30,613 MMBtu per day in 2005 and sold NGLs of 129,421 gallons per day in 2007 compared to 66,902 gallons per day in 2006 and 61,665 gallons per day in 2005. Gas gathering volumes per day in 2007 decreased 11% compared to 2006 primarily due to a decline in our Southeast Oklahoma gathering system due to natural production declines associated with the connected wells and decreased new well connections. Volumes processed increased due to the addition of three natural gas processing plants in 2007 and also resulted in increased NGL volumes.

Our Credit Facility. On December 31, 2007, we had a $275.0 million revolving credit facility. On May 24, 2007, we entered into a First Amended and Restated Senior Credit Agreement (Credit Facility) which amended and restated the credit facility entered into between us and our lenders on January 30, 2004. The Credit Facility is a revolving credit facility maturing on May 24, 2012 and has a maximum credit amount of $400.0 million. Borrowings under the Credit Facility are limited to a commitment amount elected by us. Currently we have elected to have an aggregate commitment amount of $275.0 million. We are charged a commitment fee of 0.25 to 0.375 of 1% on the amount available but not borrowed with the rate varying based on the amount borrowed as a percentage of our total borrowing base amount. We incurred origination, agency and syndication fees of $737,500 at the inception of the Credit Facility. These fees are being amortized over the life of the agreement. The average interest rate for 2007 was 6.0%. At December 31, 2007 and February 15, 2008, our borrowings were $120.6 million and $144.8 million, respectively.

The borrowing base under the Credit Facility is subject to re-determination on April 1 and October 1 of each year. Each redetermination is based primarily on a percentage of the discounted future value of our oil, NGLs and natural gas reserves, as determined by the lenders, and, to a lesser extent, the loan value the lenders reasonably attribute to the cash flow (as defined in the Credit Facility) of our mid-stream operations. The company or the lenders may request a one time special redetermination of the borrowing base between each scheduled redetermination date. In addition, we may request a redetermination following the consummation of an acquisition meeting the requirements defined in the Credit Facility. The lender's aggregate commitment is limited to the lesser of the amount of the value of the borrowing base or $400.0 million. The current borrowing base is $425.0 million.

At our election, any part of the outstanding debt may be fixed at LIBOR for a 30, 60, 90 or 180 day term. During any LIBOR funding period the outstanding principal balance of the note to which such LIBOR option applies may be repaid on three days prior notice to the administrative agent and subject to the payment of any applicable funding indemnification amounts. Interest on the LIBOR is computed at the LIBOR base applicable for the interest period plus 1.00% to 1.75% depending on the level of debt as a percentage of the borrowing base and payable at the end of each term, or every 90 days, whichever is less. Borrowings not under the LIBOR bear interest at the BOKF National Prime Rate payable at the end of each month and the principal borrowed may be paid anytime in part or in whole without premium or penalty. At December 31, 2007, all of the $120.6 million we had borrowed was subject to LIBOR.

The Credit Facility includes prohibitions against:

- the payment of dividends (other than stock dividends) during any fiscal year in excess of 25% of our consolidated net income for the preceding fiscal year,
- the incurrence of additional debt with certain very limited exceptions and
- the creation or existence of mortgages or liens, other than those in the ordinary course of business, on any of our property, except in favor of our lenders.

The Credit Facility also requires that we have at the end of each quarter:

- a consolidated net worth of at least $900.0 million,
- a current ratio (as defined in the Credit Facility) of not less than 1 to 1 and
- a leverage ratio of long-term debt to consolidated EBITDA (as defined in the Credit Facility) for the most recently ended rolling four fiscal quarters of no greater than 3.50 to 1.0.

On December 31, 2007, we were in compliance with the covenants contained in the Credit Facility.

We entered into the following interest rate swaps to help manage our exposure to possible future interest rate increases:

Term	Amount	Fixed Rate	Floating Rate
March 2005 – January 2008	$50,000,000	3.99%	3 month LIBOR
December 2007 – May 2012	$15,000,000	4.53%	3 month LIBOR
December 2007 – May 2012	$15,000,000	4.16%	3 month LIBOR

Capital Requirements

Drilling Acquisitions and Capital Expenditures. In January 2006, we acquired a 1,000 horsepower drilling rig for approximately $3.9 million. This newly acquired drilling rig was modified at one of our drilling yards for an additional $1.7 million and became operational in April 2006. In May we began moving a 1,500 horsepower drilling rig to our Rocky Mountain division following completion of its construction in the first quarter of 2006 for approximately $10.2 million. In the second quarter of 2006, we also completed the purchase of two new 1,500 horsepower drilling rigs for a total of $15.2 million of which $4.6 million was paid before the second quarter of 2006 and the balance of $10.6 million was paid at delivery of the drilling rigs. An additional $3.0 million of modifications were made to the drilling rigs before the drilling rigs were placed into service. The first drilling rig was placed into service in May 2006 and the second drilling rig was placed into service in June 2006. At the end of August 2006 we completed the construction of another 1,500 horsepower rig for approximately $9.5 million which was moved into our Rocky Mountain division. In the last half of 2006 we completed construction of a 750 horsepower rig for approximately $4.5 million.

During 2006, we purchased major components to be used in the construction of two new 1,500 horsepower drilling rigs. The first rig was placed into service in our Rocky Mountain division at the end of March 2007 and the second rig was placed into service in the second quarter of 2007. The combined capitalized cost of both drilling rigs was $19.4 million. On June 5, 2007, we completed the acquisition of a privately owned drilling company operating primarily in the Texas Panhandle. The acquired company owned nine drilling rigs, a fleet of 11 trucks, and an office, shop and equipment yard. The drilling rigs range from 800 horsepower to 1,000 horsepower with depth capacities rated from 10,000 to 15,000 feet. Eight of the nine drilling rigs were operating under contracts on the acquisition date. The remaining drilling rig is being refurbished and anticipated to be placed in service during March of 2008. Results of operations for the acquired company have been included in our statements of income beginning June 5, 2007. Total consideration paid for this acquisition was $38.5 million.

For our contract drilling operations, during 2007, we recorded $220.4 million in capital expenditures including the effect of a $19.4 million deferred tax liability and $5.3 million in goodwill associated with our second quarter 2007 acquisition. For 2008, we anticipate capital expenditures to be approximately $119.0 million excluding acquisitions. We are constructing two new 1,500 horsepower, diesel electric drilling rigs. We anticipate placing these drilling rigs into service in our Rocky Mountain division during the second quarter of 2008.

We currently do not have a shortage of drill pipe and drilling equipment. At December 31, 2007, we had commitments to purchase approximately $26.5 million of drill pipe and drill collars in 2008. We also had committed to purchase $1.5 million of additional rig components with 20% or $0.3 million paid through December 31, 2007.

Oil and Natural Gas Acquisitions and Capital Expenditures. Most of our capital expenditures are discretionary and directed toward future growth. Our decision to increase our oil, NGLs and natural gas reserves through acquisitions or through drilling depends on the prevailing or expected market conditions, potential return on investment, future drilling potential and opportunities to obtain financing under the circumstances involved, all of which provide us with a large degree of flexibility in deciding when and if to incur these costs. We completed drilling 253 gross wells (96.64 net wells) in 2007 compared to 244 gross wells (85.30 net wells) in 2006 and 192 gross wells (72.63 net wells) in 2005. Our 2007 total capital expenditures for oil and natural gas exploration, excluding an $0.8 million decrease in the plugging liability in 2007, totaled $308.1 million. Currently we plan to participate in drilling an estimated 280 gross wells in 2008 and estimate our total capital expenditures for oil and natural gas exploration to be approximately $360.0 million, excluding acquisitions. Whether we are able to drill the full number of wells we are planning on drilling is dependent on a number of factors, many of which are beyond our control and include the availability of drilling rigs, prices for oil, NGLs and natural gas, the cost to drill wells, the weather and the efforts of outside industry partners.

On May 16, 2006, we closed the acquisition of certain oil and natural gas properties from a group of private entities for approximately $32.4 million in cash. Proved oil, NGLs and natural gas reserves involved in this acquisition consisted of approximately 14.2 Bcfe. The effective date of this acquisition was April 1, 2006 and results from this acquisition were included in the statement of income beginning May 1, 2006.

On October 13, 2006, we completed the acquisition of Brighton Energy, L.L.C., a privately owned oil and natural gas company for approximately $67.0 million in cash. Included in this acquisition was all of Brighton's oil and natural gas assets (excluding Atoka and Coal counties in Oklahoma) and included approximately 23.1 Bcfe of proved reserves. The majority of the acquired reserves are located in the Anadarko Basin of Oklahoma and the onshore Gulf Coast basins of Texas and Louisiana, with additional reserves in Arkansas, Kansas, Montana, North Dakota and Wyoming. This acquisition had an effective date of August 1, 2006 and results of operations from this acquisition are included in the statement of income beginning October 1, 2006 with the results for the period from August 1, 2006 through September 30, 2006 included as an adjustment to the purchase price.

On January 18, 2008, we purchased a 50% interest in a 6,800 gross-acre leasehold that we did not already own in our Segno area of operations located in Hardin County, Texas. Included in the purchase were five producing wells with 4.9 Bcfe of estimated proved reserves and current production of 2.8 MMcf of natural gas per day and 88.2 barrels of condensate. The purchase price was $16.8 million which consisted of $15.8 million allocated to the reserves of the wells and $1.0 million allocated to the undeveloped leasehold. The production and reserves acquired in this purchase will be included in our 2008 results.

Mid-Stream Acquisitions and Capital Expenditures. In September 2006, we closed the acquisition of Berkshire Energy, LLC, a private company for an adjusted purchase price of $21.7 million. The principal tangible assets of the acquired company consisted of a natural gas processing plant, a natural gas gathering system with 15 miles of pipeline, three field compressors and two plant compressors. This purchase had an effective date of July 31, 2006. The financial results of this acquisition are included in the company's statement of income from September 1, 2006 forward with the results for the period of August 1, 2006 through August 31, 2006 included as an adjustment to the purchase price.

During 2007, the mid-stream segment incurred $34.2 million in capital expenditures as compared to $42.9 million in 2006 and $21.8 million in 2005, including acquisitions. For 2008, we have budgeted capital expenditures of approximately $32.0 million. Our plan is to grow this segment through the construction of new facilities or acquisitions.

Contractual Commitments. At December 31, 2007, we had the following contractual obligations:

	Payments Due by Period				
	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
	(In thousands)				
Bank debt (1)	$150,178	$ 6,662	$13,495	$130,021	$—
Retirement agreements (2)	723	643	80	—	—
Operating leases (3)	4,187	1,799	2,137	251	—
Drill pipe, drilling components and equipment purchases (4)	27,724	27,724	—	—	—
Total contractual obligations	$182,812	$36,828	$15,712	$130,272	$—

(1) See previous discussion in MD&A regarding our bank credit facility. This obligation is presented in accordance with the terms of the credit facility and includes interest calculated using our year end interest rate of 4.8% which includes the effect of the interest rate swaps.

(2) In the second quarter of 2001, we recorded $1.3 million in additional employee benefit expenses for the present value of a separation agreement made in connection with the retirement of King Kirchner from his position as Chief Executive Officer. The liability associated with this expense, including accrued interest, is paid in monthly payments of $25,000 which started in July 2003 and continues through June 2009. In the first quarter of 2004, we acquired a liability for the present value of a separation agreement between PetroCorp Incorporated and one of its previous officers. The liability associated with this last agreement is paid in quarterly payments of $12,500 through December 31, 2007. In the first quarter of 2005, we recorded $0.7 million in additional employee benefit expense for the present value of a separation agreement made in connection with the retirement of John Nikkel from his position as Chief Executive Officer. The liability associated with this expense, including accrued interest, is paid in monthly payments of $31,250 which started in November 2006 and continuing through October 2008. These liabilities, as presented above, are undiscounted.

(3) We lease office space in Tulsa and Woodward, Oklahoma; Houston and Midland, Texas; and Denver, Colorado under the terms of operating leases expiring through January 31, 2012. Additionally, we have several equipment leases and lease space on short-term commitments to stack excess drilling rig equipment and production inventory.

(4) We have committed to purchase approximately $26.5 million of drill pipe and drill collars in 2008. We have also committed to purchase $1.5 million of drilling rig components with 20% or $0.3 million paid through December 31, 2007.

At December 31, 2007, we also had the following commitments and contingencies that could create, increase or accelerate our liabilities:

	Estimated Amount of Commitment Expiration Per Period				
Other Commitments	Total Accrued	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Deferred compensation plan (1)	$ 2,987	Unknown	Unknown	Unknown	Unknown
Separation benefit plans (2)	$ 4,945	$ 61	Unknown	Unknown	Unknown
Derivative liabilities—interest rate swaps	$ 249	$ 56	—	—	$ 193
Plugging liability (3)	$33,191	$ 672	$ 6,550	$ 2,254	$ 23,715
Gas balancing liability (4)	$ 3,364	Unknown	Unknown	Unknown	Unknown
Repurchase obligations (5)	$ —	Unknown	Unknown	Unknown	Unknown
Workers' compensation liability (6)	$22,469	$ 7,380	$ 4,809	$ 1,458	$ 8,822

(1) We provide a salary deferral plan which allows participants to defer the recognition of salary for income tax purposes until actual distribution of benefits, which occurs at either termination of employment, death or certain defined unforeseeable emergency hardships. We recognize payroll expense and record a liability, included in other long-term liabilities in our Consolidated Balance Sheet, at the time of deferral.

(2) Effective January 1, 1997, we adopted a separation benefit plan ("Separation Plan"). The Separation Plan allows eligible employees whose employment with us is involuntarily terminated or, in the case of an employee who has completed 20 years of service, voluntarily or involuntarily terminated, to receive benefits equivalent to four weeks salary for every whole year of service completed with the company up to a maximum of 104 weeks. To receive payments the recipient must waive any claims against us in exchange for receiving the separation benefits. On October 28, 1997, we adopted a Separation Benefit Plan for Senior Management ("Senior Plan"). The Senior Plan provides certain officers and key executives of the company with benefits generally equivalent to the Separation Plan. The Compensation Committee of the Board of Directors has absolute discretion in the selection of the individuals covered in this plan. On May 5, 2004 we also adopted the Special Separation Benefit Plan ("Special Plan"). This plan is identical to the Separation Benefit Plan with the exception that the benefits under the plan vest on the earliest of a participant's reaching the age of 65 or serving 20 years with the company. At December 31, 2007, there were 31 eligible employees to participate in the plan.

(3) When a well is drilled or acquired, under Financial Accounting Standards No. 143 (FAS 143), "Accounting for Asset Retirement Obligations," we have recorded the fair value of liabilities associated with the retirement of long-lived assets (mainly plugging and abandonment costs for our depleted wells).

(4) We have recorded a liability for those properties we believe do not have sufficient oil, NGLs and natural gas reserves to allow the under-produced owners to recover their under-production from future production volumes.

(5) We formed The Unit 1984 Oil and Gas Limited Partnership and the 1986 Energy Income Limited Partnership along with private limited partnerships (the "Partnerships") with certain qualified employees, officers and directors from 1984 through 2007, with a subsidiary of ours serving as general partner. The Partnerships were formed for the purpose of conducting oil and natural gas acquisition, drilling and development operations and serving as co-general partner with us in any additional limited partnerships formed during that year. The Partnerships participated on a proportionate basis with us in most drilling operations and most producing property acquisitions commenced by us for our own account during the period from the formation of the Partnership through December 31 of that year. These partnership agreements require, on the election of a limited partner, that we repurchase the limited partner's interest at amounts to be determined by appraisal in the future. Such repurchases in any one year are limited to 20% of the units outstanding. We made repurchases of $7,000 and $4,000 in 2006 and 2005, respectively and had no repurchases in 2007.

(6) We have recorded a liability for future estimated payments related to workers' compensation claims primarily associated with our contract drilling segment.

Hedging Activities. Periodically we hedge interest rates and the prices to be received for a portion of our future natural gas, oil and NGL production. We do so in an attempt to reduce the impact and uncertainty that price variations have on our cash flow.

Interest Rate Swaps. We enter into interest rate swaps to help manage our exposure to possible future interest rate increases. As of December 31, 2007, we had three interest rate swaps which were cash flow hedges. There was no material amount of ineffectiveness. The fair value of these swaps was recognized on the December 31, 2007 balance sheet as current and non-current derivative assets and liabilities and presented in the table below:

Term	Amount	Fixed Rate	Floating Rate	Fair Value Asset (Liability)
			($ in thousands)	
March 2005 – January 2008	$50,000	3.99%	3 month LIBOR	$ 96
December 2007 – May 2012	$15,000	4.53%	3 month LIBOR	(240)
December 2007 – May 2012	$15,000	4.16%	3 month LIBOR	(9)
				$(153)

As a result of these interest rate swaps, interest expense decreased by $0.7 million and $0.5 million in 2007 and 2006, respectively, and increased by $0.2 million in 2005. A loss of $0.1 million, net of tax, is reflected in accumulated other comprehensive income (loss) as of December 31, 2007.

Commodity Hedges. We use hedging to reduce price volatility and manage price risks. Our decision on the quantity and price at which we choose to hedge certain of our products is based in part on our view of current and future market conditions. In 2007, in our oil and gas segment, approximately 22% of our natural gas production and 3% of our NGL production, was subject to derivative contracts and in our mid-stream segment, approximately 28% of our NGL production and 6% of our natural gas processing, was subject to derivative contracts. In 2006, none of our oil and gas segment's production was subject to derivative contracts as compared to 2005 when approximately 32% of its oil production and 13% of its natural gas production was subject to derivative contracts.

For 2008, in an attempt to better manage our cash flows, we have increased the amount of our hedged production. As of February 15, 2008, in our oil and gas segment approximately 77% of our current daily oil production is hedged for January through December 2008, 40% of our current daily natural gas production is hedged for January through December 2008, and 75% of our current monthly NGL production is hedged January through April 2008. In our mid-stream segment, approximately 32% of our anticipated monthly NGL processing along with the associated natural gas purchases is hedged for January through April 2008, 20% of our anticipated monthly ethane and 35% of our anticipated monthly propane volumes along with the associated natural gas purchases is hedged for May through July 2008, and 11% of our anticipated monthly propane volumes along with the associated natural gas purchases is hedged for August through December 2008.

For 2009, as of February 15, 2008, in our oil and gas segment approximately 16% of our current daily natural gas production is hedged for the period January through December 2009.

While the use of hedging arrangements limits the downside risk of adverse price movements, it also may limit our future revenues from favorable price movements.

The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of the transactions. At December 31, 2007, Bank of Montreal, Bank of Oklahoma, N.A., and Bank of America, N.A. were the counterparties with respect to all of our commodity hedging transactions.

Currently all of our commodity hedges are cash flow hedges and there is no material amount of ineffectiveness. At December 31, 2007, we recorded the fair value of our commodity hedges on our balance sheet as derivative assets of $2.0 million and derivative liabilities of $0.1 million. At December 31, 2006, we had derivative assets of $1.4 million and no derivative liabilities.

We recognize the effective portion of changes in fair value as accumulated other comprehensive income (loss), and reclassify the sales to revenue and the purchases to expense as the underlying transactions are settled. As of December 31, 2007, we had a gain of $2.1 million, net of tax, from our oil and natural gas segment derivatives and a loss of $0.8 million, net of tax, from our mid-stream segment derivatives in accumulated other comprehensive income (loss). At December 31, 2007 all of our commodity instruments were short-term and will be settled into earnings within twelve months. Realized earnings from our commodity derivative settlements included in revenues and expense were as follows at December 31:

	2007	2006	2005
	(In thousands)		
Increases (decreases) in:			
Oil and natural gas revenue	$ 2,589	$ —	$(4,081)
Gas gathering and processing revenue	(2,078)	—	—
Gas gathering and processing expense	1,694	—	—
Impact on pre-tax earnings	$(1,183)	$ —	$(4,081)

At December 31, 2007, the following cash flow hedges were outstanding:

Oil and Natural Gas Segment:

Term	Sell/ Purchase	Commodity	Hedged Volume	Average Fixed Price	Market
Jan'08 – Apr'08	Sell	Liquids—swap (1)	388,000 Gal/mo	$1.235	OPIS—Conway
Jan'08 – Apr'08	Sell	Liquids—swap (1)	500,000 Gal/mo	$1.164	OPIS—Mont Belvieu
Jan'08 – Dec'08	Sell	Crude oil—swap	1,000 Bbl/day	$91.32	WTI—NYMEX
Jan'08 – Dec'08	Sell	Crude oil—collar	1,000 Bbl/day	$85.00 put & $98.75 call	WTI—NYMEX
Jan'08 – Dec'08	Sell	Natural gas—swap	10,000 MMBtu/day	$7.615	IF—Centerpoint East
Jan'08 – Dec'08	Sell	Natural gas—collar	10,000 MMBtu/day	$7.00 put & $8.40 call	IF—Centerpoint East
Jan'08 – Dec'08	Sell	Natural gas—collar	10,000 MMBtu/day	$7.20 put & $8.80 call	IF—CP Tenn (Zone 0)

(1) Types of liquids include ethane and propane.

Mid-Stream Segment:

Term	Sell/ Purchase	Commodity	Hedged Volume	Average Fixed Price	Market
Jan'08 – Apr'08	Sell	Liquids—swap (1)	1,836,000 Gal/mo	$1.424	OPIS—Conway
Jan'08 – Apr'08	Purchase	Naturalgas—swap	171,000 MMBtu/mo	$6.673	IF—PEPL
May'08 – Jul'08	Sell	Liquids—swap (2)	1,038,000 Gal/mo	$1.109	OPIS—Conway
May'08 – Jul'08	Purchase	Natural gas—swap	85,000 MMBtu/mo	$6.415	IF—PEPL

(1) Types of liquids include natural gasoline, ethane, propane, isobutane and natural butane.

(2) Types of liquids include ethane and propane.

Subsequent to December 31, 2007, we entered into the following cash flow hedges:

Oil and Natural Gas Segment:

Term	Sell / Purchase	Commodity	Hedged Volume	Average Fixed Price	Market
Jan'08 – Apr'08	Sell	Liquids—swap (1)	194,000 Gal/mo	$1.288	OPIS—Conway
Jan'08 – Apr'08	Sell	Liquids—swap (1)	250,000 Gal/mo	$1.239	OPIS—Mont Belvieu
Jan'08 – Dec'08	Sell	Crude oil—collar	500 Bbl/day	$90.00 put & $102.50 call	WTI—NYMEX
Feb'08 – Dec'08	Sell	Natural gas—swap	10,000 MMBtu/day	$7.433	IF—Centerpoint East
Feb'08 – Dec'08	Sell	Natural gas—collar	10,000 MMBtu/day	$7.50 put & $8.70 call	NGPL—TXOK
Jan'09 – Dec'09	Sell	Natural gas—swap	10,000 MMBtu/day	$7.77	IF—Centerpoint East
Jan'09 – Dec'09	Sell	Natural gas—swap	10,000 MMBtu/day	$8.28	IF—CP Tenn (Zone 0)

(1) Types of liquids include ethane and propane.

Mid-Stream Segment:

Term	Sell/ Purchase	Commodity	Hedged Volume	Average Fixed Price	Market
Aug'08 – Dec'08	Sell	Propane	188,000 Gal/mo	$1.434	OPIS—Conway
Aug'08 – Dec'08	Purchase	Natural gas—swap	17,000 MMBtu/mo	$6.908	IF—PEPL

Stock and Incentive Compensation. During 2007, we granted awards covering 616,907 shares of restricted stock. These awards included specific one time retention awards as well as awards which were part of our annual compensation determinations. We also granted awards covering 101,236 shares of stock appreciation rights to certain of our executive officers in 2007. In 2006, 44,665 shares of SARs was granted and in 2005, 38,190 shares of restricted stock was granted. During 2007, we recognized compensation expense of $4.6 million for all of our restricted stock and SARs grants. The 2007 restricted stock awards and SARs had an estimated fair value as of the grant date of $26.3 million. Compensation expense will be recognized over the three year vesting periods, and during 2007, we recognized $2.1 million in additional compensation expense and capitalized $0.5 million for these awards granted. In total for 2007, we recognized stock compensation expense for restricted stock awards, stock options and SARs of $4.8 million and capitalized stock compensation cost for oil and natural gas properties of $1.2 million.

Self-Insurance. We are self-insured for certain losses relating to workers' compensation, general liability, property damage, control of well and employee medical benefits. In addition, our insurance policies contain deductibles or retentions per occurrence that range from $0.25 million for Oklahoma workers' compensation, as well as claims under our occupation benefits plan to $1.0 million for general liability and drilling rig physical damage. We have purchased stop-loss coverage in order to limit, to the extent feasible, our per occurrence and aggregate exposure to certain types of claims. However, there is no assurance that the insurance coverage we have will adequately protect us against liability from all potential consequences. If our insurance coverage becomes more expensive, we may choose to decrease our limits and increase our deductibles rather than pay higher premiums. We have elected to use an ERISA governed occupational injury benefit plan to cover the field and support staff for drilling operations in the State of Texas in lieu of covering them under Texas workers' compensation.

Oil and Natural Gas Limited Partnerships and Other Entity Relationships. We are the general partner of 13 oil and natural gas partnerships which were formed privately or publicly. Each partnership's revenues and costs are shared under formulas set out in that partnership's agreement. The partnerships repay us for contract drilling, well supervision and general and administrative expense. Related party transactions for contract drilling and well supervision fees are the related party's share of such costs. These costs are billed on the same basis as billings to unrelated third parties for similar services. General and administrative reimbursements consist of direct general and administrative expense incurred on the related party's behalf as well as indirect expenses assigned to the related parties. Allocations are based on the related party's level of activity and are considered by us to be reasonable. During 2007, 2006 and 2005, the total we received for all of these fees was $1.6 million, $1.3 million and $1.0 million, respectively. We expect that these fees for 2008 will be comparable to those in 2007. Our proportionate share of assets, liabilities and net income relating to the oil and natural gas partnerships is included in our consolidated financial statements.

Effects of Inflation

The effect of inflation in the oil and natural gas industry is primarily driven by the prices for oil and natural gas. Increases in these prices increase the demand for our contract drilling rigs and services. This increase in demand in turn affects the dayrates we can obtain for our contract drilling services. Before 1999, the effect of inflation on our operations was minimal due to low inflation rates, relatively low natural gas and oil prices and moderate demand for our contract drilling services. Over the last six years natural gas and oil prices have been more volatile, and during periods of higher demand for our drilling rigs we have experienced increases in labor costs as well as the costs of services to support our drilling rigs. During this same period, when oil, NGLs and natural gas prices did decline, labor rates did not come back down to the levels existing before the increases. If natural gas prices increase substantially for a long period, shortages in support equipment (such as drill pipe, third party services and qualified labor) will result in additional increases in our material and labor costs. Increases in dayrates for drilling rigs also increase the cost of our oil and natural gas properties. With an overall increase in drilling activity throughout the industry, costs for goods and services related to both our oil and natural gas exploration segment, and our mid-stream segment have been increasing. These conditions may limit our ability to realize increases in our operating profits. How inflation will affect us in the future will depend on additional increases, if any, realized in our drilling rig rates, the prices we receive for our oil, NGLs and natural gas and the rates we receive for gathering and processing natural gas.

Off-Balance Sheet Arrangements

We do not currently utilize any off-balance sheet arrangements with unconsolidated entities to enhance liquidity and capital resource positions, or for any other purpose. However, as is customary in the oil and gas industry, we have various contractual commitments.

Results of Operations

2007 versus 2006

Provided below is a comparison of selected operating and financial data between the years of 2007 and 2006:

	2007	2006	Percent Change
Total revenue	$1,158,754,000	$1,162,385,000	—%
Net income	$ 266,258,000	$ 312,177,000	(15)%
Contract Drilling:			
Revenue	$ 627,642,000	$ 699,396,000	(10)%
Operating costs excluding depreciation	$ 304,780,000	$ 313,882,000	(3)%
Percentage of revenue from daywork contracts	100%	100%	—%
Average number of drilling rigs in use	99.4	109.0	(9)%
Average dayrate on daywork contracts	$ 18,663	$ 18,767	(1)%
Depreciation	$ 56,804,000	$ 51,959,000	9%
Oil and Natural Gas:			
Revenue	$ 391,480,000	$ 357,599,000	9%
Operating costs excluding depreciation, depletion and amortization	$ 97,109,000	$ 81,120,000	20%
Average natural gas price (Mcf)	$ 6.30	$ 6.17	2%
Average oil price (Bbl)	$ 70.61	$ 63.39	11%
Average natural gas liquids price (Bbl)	$ 45.03	$ 36.08	25%
Natural gas production (Mcf)	43,464,000	44,169,000	(2)%
Oil production (Bbl)	1,091,000	1,012,000	8%
NGL production (Bbl)	785,000	441,000	78%
Depreciation, depletion and amortization rate (Mcfe)	$ 2.32	$ 2.04	14%
Depreciation, depletion and amortization	$ 127,417,000	$ 108,124,000	18%
Mid-Stream Operations:			
Revenue	$ 138,595,000	$ 101,863,000	36%
Operating costs excluding depreciation and amortization	$ 119,776,000	$ 88,834,000	35%
Depreciation and amortization	$ 11,059,000	$ 6,247,000	77%
Gas gathered—MMBtu/day	219,635	247,537	(11)%
Gas processed—MMBtu/day	50,350	31,833	58%
Gas liquids sold—Gallons/day	129,421	66,902	93%
General and administrative expense	$ 22,036,000	$ 18,690,000	18%
Interest expense	$ 6,362,000	$ 5,273,000	21%
Income tax expense	$ 147,153,000	$ 176,079,000	(16)%
Average interest rate	6.0%	5.9%	2%
Average long-term debt outstanding	$ 170,141,000	$ 135,617,000	25%

Contract Drilling:

Industry demand for our drilling rigs remained strong throughout the first nine months of 2006 before declining in the fourth quarter of 2006. Our utilization rate for 2007 was 80% as our utilization fluctuated slightly above or below the 80% level throughout the last six months of 2007. The reduction in demand for drilling rigs, which started in the fourth quarter of 2006, was primarily the result of the evaluation of the economics of drilling prospects by the operators using our contract drilling services after natural gas prices declined significantly in the last half of the third quarter of 2006. High levels of natural gas storage throughout the majority of the 2006 winter season and again during the summer of 2007 also contributed to reduced demand for drilling rigs. Drilling revenues decreased $71.8 million or 10% in 2007 versus 2006. Average rig utilization declined from 109.0 drilling rigs in 2006 to 99.4 in 2007. The decline in rig utilization decreased drilling revenues by $61.5 million while decreases in revenue per day between the comparative periods decreased revenue by $10.3 million. Our average dayrate in 2007 was 1% lower than in 2006. Our average dayrate in January 2007 was $19,713 and declined steadily throughout the year, averaging $17,945 in December 2007. We anticipate average dayrates to continue to decline through early 2008, with our utilization rate remaining at approximately 80%.

Drilling operating costs decreased $9.1 million or 3% between 2007 and 2006. Operating cost decreased as a result of 9.6 fewer drilling rigs operating between the comparative years and reductions in workers' compensation cost. Operating cost increased $509 per day in 2007 when compared with 2006 with $178 per day of the increase resulting from increases in direct drilling cost and $48 per day resulting from $1.8 million of bad debt expense. The remainder of the increase resulted from additional yard, truck and auto expense associated with the acquisition of additional facilities and equipment from our June 2007 rig acquisition and from increases in daily cost for rig maintenance and compensation expense to retain qualified drilling staff. With continued competition for qualified labor and utilization continuing around 80%, we expect our drilling rig expense per day to remain steady or increase slightly in 2008. Contract drilling depreciation increased $4.8 million or 9% as the total number of drilling rigs owned increased between the comparative periods.

Oil and Natural Gas:

Oil and natural gas revenues increased $33.9 million or 9% in 2007 as compared to 2006 due to an increase in equivalent production volumes of 3% and an increase in average oil, NGL and natural gas prices. Average oil prices between the comparative years increased 11% to $70.61 per barrel, NGL prices increased 25% to $45.03 per barrel and natural gas prices increased 2% to $6.30 per Mcf. In 2007, oil production increased 8% and NGL production increased 78% while natural gas production decreased by 2%. Natural gas production increases were limited in the first quarter of 2007 due to adverse weather which slowed the timing for completion of certain wells and pipeline construction delays which prevented the connection of wells that had recently been drilled and completed. Increased oil and NGL production came primarily from our ongoing development drilling activity and from acquisitions completed in 2006. With the continuation of our internal drilling program and our previous acquisitions, our total production for 2008 compared to 2007 is anticipated to increase 8% to 11%. Actual increases in revenues, however, will also be driven by commodity prices received for our production.

Oil and natural gas operating costs increased $16.0 million or 20% in 2007 as compared to 2006. An increase in the average cost per equivalent Mcf produced represented 81% of the increase in operating costs with the remaining 19% of the increase attributable to the increase in volumes produced from both development drilling and producing property acquisitions. Increases in general and administrative expenses directly related to oil and natural gas production, lease operating expenses and gross production taxes contributed to the majority of the operating cost increase. General and administrative expenses increased as labor costs increased primarily due to a 21% increase in the average number of employees working in the exploration and production area. Total depreciation, depletion and amortization ("DD&A") increased $19.3 million or 18%. Higher production volumes accounted for 19% of the increase while increases in our DD&A rate represented 81% of the increase. The increase in our DD&A rate in 2007 compared to 2006 resulted primarily from a 10% increase in the cost of Mcf equivalents added to our reserves in 2007 compared to 2006. Increases in natural gas and oil prices over the last two years have also caused increased sales prices for producing property acquisitions and even with the increased sales prices; we continue to see strong competition for producing property acquisitions.

Mid-Stream:

Our mid-stream revenues were $36.7 million or 36% higher in 2007 as compared to 2006 due to the higher NGL volumes sold and processed volumes combined with higher NGL and natural gas prices. The average price for NGLs sold increased 24% and the average price for natural gas sold increased 2%. Gas processing volumes per day increased 58% between the comparative years and NGLs sold per day increased 93% between the comparative years. An 11% decrease in gathering volumes per day partially offset the increase in revenue from natural gas liquids and processing sales. The significant increase in volumes processed per day is primarily attributable to the acquisition of a processing plant in September of 2006 and the installation of three processing plants in 2007 combined to a lesser extent with volumes added from new wells connected to existing systems throughout 2007. NGLs sold volumes per day increased due to recent upgrades to several of our processing facilities. Gas gathering volumes decreased primarily from a decline in volumes gathered from our Southeast Oklahoma gathering system due to natural declines of production in the formation and decreased well connections. NGL sales were reduced $2.1 million due to the impact of NGL hedges.

Operating costs increased $30.9 million or 35% in 2007 compared to 2006 due to a 33% increase in natural gas volumes purchased and a 5% increase in prices paid for natural gas purchased, a 54% increase in field direct operating cost due to the additions to our natural gas gathering and processing systems and the volume of natural gas processed and a 51% increase in general and administrative expenses. The total number of employees working in our mid-stream segment increased by 29%. Depreciation and amortization increased $4.8 million, or 77%, primarily attributable to the additional depreciation and amortization associated with tangible and intangible assets acquired between the comparative periods. Operating costs increased $1.7 million in 2007 over 2006 due to the impact of natural gas purchase hedges.

Other:

General and administrative expense increased $3.3 million or 18% in 2007 compared to 2006. The increase was primarily attributable to increased stock based compensation costs and increased payroll expenses due to a 16% increase in the number of employees added and to a lesser extent an increase in insurance cost.

Total interest expense increased $1.1 million or 21% between the comparative periods. Average debt outstanding was 25% higher in 2007 as compared to 2006 primarily due to the acquisition of producing properties in the last four months of 2006 and the acquisition of a drilling company in the second quarter of 2007. Average debt outstanding accounted for approximately 90% of the interest expense increase, with the remaining 10% resulting from an increase in average interest rates on our bank debt. Interest expense was reduced $0.7 million in 2007 and $0.5 million in 2006 from settlements on our interest rate swap. Associated with our increased level of undeveloped inventory of oil and natural gas properties, the construction of additional drilling rigs and the construction of gas gathering systems, we capitalized $4.6 million of interest in 2007 compared to $3.5 million in 2006.

Income tax expense decreased $28.9 million or 16% due primarily to the decrease in income before income taxes. Our effective tax rate for 2007 was 35.6% versus 36.1% in 2006 with the change due primarily to the increase in manufacturing tax deduction for 2007. The portion of our taxes reflected as current income tax expense for 2007 was $66.6 million or 45% of total income tax expense in 2007 as compared with $112.8 million or 64% of total income tax expense in 2006. The reduction in the percentage of tax expense recognized as current is the result of increased intangible drilling costs to be deducted in the current year. Income taxes paid in 2007 were $73.4 million.

In January 2006, one of our drilling rigs was destroyed by a fire. No personnel were injured although the drilling rig was a total loss. Insurance proceeds for the loss exceeded our net book value and provided a gain of approximately $1.0 million which is recorded in other revenues.

2006 versus 2005

Provided below is a comparison of selected operating and financial data between the years of 2006 and 2005:

	2006	2005	Percent Change
Total revenue	$1,162,385,000	$885,608,000	31%
Net income	$ 312,177,000	$212,442,000	47%
Contract Drilling:			
Revenue	$ 699,396,000	$462,141,000	51%
Operating costs excluding depreciation	$ 313,882,000	$266,472,000	18%
Percentage of revenue from daywork contracts	100%	100%	—%
Average number of drilling rigs in use	109.0	102.1	7%
Average dayrate on daywork contracts	$ 18,767	$ 12,431	51%
Depreciation	$ 51,959,000	$ 42,876,000	21%
Oil and Natural Gas:			
Revenue	$ 357,599,000	$318,208,000	12%
Operating costs excluding depreciation, depletion and amortization	$ 81,120,000	$ 60,779,000	33%
Average natural gas price (Mcf)	$ 6.17	$ 7.64	(19)%
Average oil price (Bbl)	$ 63.39	$ 54.47	16%
Average natural gas liquids price (Bbl)	$ 36.08	$ 34.69	4%
Natural gas production (Mcf)	44,169,000	34,058,000	30%
Oil production (Bbl)	1,012,000	847,000	19%
NGL production (Bbl)	441,000	237,000	86%
Depreciation, depletion and amortization rate (Mcfe)	$ 2.04	$ 1.65	24%
Depreciation, depletion and amortization	$ 108,124,000	$ 67,282,000	61%
Mid-Stream Operations:			
Revenue	$ 101,863,000	$100,464,000	1%
Operating costs excluding depreciation and amortization	$ 88,834,000	$ 92,467,000	(4)%
Depreciation and amortization	$ 6,247,000	$ 3,279,000	91%
Gas gathered—MMBtu/day	247,537	142,444	74%
Gas processed—MMBtu/day	31,833	30,613	4%
Gas liquids sold—Gallons/day	66,902	61,665	8%
General and administrative expense	$ 18,690,000	$ 14,343,000	30%
Interest expense	$ 5,273,000	$ 3,437,000	53%
Income tax expense	$ 176,079,000	$122,231,000	44%
Average interest rate	5.9%	4.8%	23%
Average long-term debt outstanding	$ 135,617,000	$107,161,000	27%

Contract Drilling:

Industry demand for our drilling rigs increased throughout 2005 and remained strong during the first three quarters of 2006 before beginning to soften in the last half of the fourth quarter. Drilling revenues increased $237.3 million or 51% in 2006 versus 2005. During 2005, we added 12 drilling rigs from acquisition and construction and during 2006 we added six drilling rigs primarily through construction and we lost one rig to fire in January 2006. The 17 net additional drilling rigs added during the two years helped increase our 2006 drilling revenues by approximately 27%. The increase in utilization from these additional drilling rigs and the increase in utilization of our previously owned drilling rigs represented 13% of the increase in our drilling revenues while increases in dayrates and mobilization fees accounted for the remaining 87% of the increase. Our average dayrate in 2006 was 51% higher than in 2005.

Drilling operating costs increased $47.4 million or 18% over 2005. Thirty-eight percent of this increase resulted from the net 17 drilling rigs placed in service during 2005 and 2006 and increased utilization of our previously owned drilling rigs, while increases in operating cost per day accounted for the remaining 62% of the increase. Operating cost per day increased $736 in 2006 when compared with 2005. A majority of the increase was attributable to costs directly associated with the drilling of wells with increases in labor cost the primary reason for the increase. Demand for drilling rigs softened in the fourth quarter of 2006 as operators reevaluated their drilling programs in response to the declines in natural gas prices late in the third quarter of 2006. We did not drill any turnkey or footage wells in 2006 and we had one footage well in 2005. Contract drilling depreciation increased $9.1 million or 21%. The addition of the 17 net drilling rigs placed in service during 2005 and 2006 increased depreciation $4.1 million or 10% with the remainder of the increase attributable to the increase in utilization of previously owned drilling rigs.

Oil and Natural Gas:

Our 2006 oil and natural gas revenues increased $39.4 million or 12% as compared to 2005. A 30% increase in equivalent oil, NGL and natural gas volumes along with increased oil and NGL prices accounted for the increase while a decrease in natural gas prices partially offset the increase. Average oil prices between the comparative years increased 16% to $63.39 per barrel and NGL prices increased 4% to $36.08 per barrel while natural gas prices declined 19% to $6.17 per Mcf. In 2006, natural gas production increased 30% while oil production increased 19% and NGL production increased 86%. The increase in oil, NGL and natural gas production came primarily from our ongoing development drilling activity, the two acquisitions completed in 2005 and from the two acquisitions completed in 2006.

Oil and natural gas operating costs increased $20.3 million or 33% in 2006 as compared to 2005. An increase in the average cost per equivalent Mcf produced represented 20% of the increase with the remaining 80% attributable to the increase in volumes produced from both development drilling and producing property acquisitions. Lease operating expenses represented 74% of the increase, gross production taxes 12%, general and administrative cost directly related to oil and natural gas production 12%, and accretion in plugging liability 2%. Lease operating expenses per Mcfe increased 18% between the comparative years. Workover expenses represented 4% of the increase of lease operating expenses while the remaining 96% was primarily due to increases in the cost of goods and services and the 242 net wells added from acquisitions and drilling in 2006. Gross production taxes increased due to the increase in natural gas and oil volumes produced and the increase in oil prices between the comparative years partially offset by decreases in natural gas prices. General and administrative cost increased primarily from a 14% increase in the number of our employees. Total DD&A on our oil and natural gas properties increased $40.8 million or 61%. Higher production volumes contributed to 50% of the increase and increases in the DD&A rate represented the other 50% of the increase. The increase in the DD&A rate in 2006 as compared to 2005, resulted from an 18% higher overall finding cost per equivalent Mcf.

Mid-Stream:

Our mid-stream revenues were $1.4 million higher in 2006 versus 2005 due to the higher volumes transported offset by lower natural gas prices on volumes sold. Gas gathering volumes per day in 2006 were 74% higher as compared to 2005 while gas processing volumes per day increased 4%. The significant increase in volumes gathered per day is primarily attributable to one natural gas gathering system that gathered 141,645 MMBtu and 68,297 MMBtu per day during 2006 and 2005, respectively. One of our largest gathering systems changed pipeline outlets between the comparative periods and the new outlet accepted the delivered natural gas unprocessed, which offset most of the increase we had in processed natural gas between the years. Operating costs decreased 4% in 2006 compared with 2005 due a 19% decrease in prices paid for natural gas purchased. The decrease in natural gas purchases was partially offset by an 87% increase in field direct operating cost due to the growth in our natural gas gathering systems and the volume of natural gas transported. The 91% increase in depreciation and amortization in our mid-stream segment came from the additional depreciation associated with tangible assets acquired during the comparative periods and the $0.9 million amortization of intangible assets associated with the acquisition of Berkshire Energy, LLC.

Other:

General and administrative expense in 2006 increased $4.3 million or 30%. The increase was primarily from increases in the number of employees associated with the growth of the company and $1.7 million of additional expense incurred after the implementation of Financial Accounting Standards (FAS) No. 123(R) "Share-Based Payment " which requires the recognition of expense related to the value of stock options and restricted stock granted over their vesting period.

Total interest expense increased 53% between the comparative years. Our average debt outstanding was higher in 2006 as compared to 2005 because of the capital expenditures made in the fourth quarter of 2005 and throughout 2006. The increase in interest rates accounted for 54% of the interest expense increase while the increase in average debt outstanding accounted for approximately 46% of the increase. Settlements of our interest rate swap partially offset the increase in our bank interest rate. Associated with our increased level of development of our oil and natural gas properties and the construction of additional drilling rigs and natural gas gathering systems, we capitalized $3.5 million of interest in 2006 compared to $2.2 million in 2005.

Our 2006 income tax expense increased $53.9 million or 44% over 2005 due primarily to our increase in income before income taxes. Our effective tax rate for 2006 was 36.1% versus 36.5% in 2005. The decrease in the effective tax rate resulted primarily from decreased state tax expense associated with increased operations in states with lower income tax rates. As a result of the increase in our pre-tax income and the prior use of our net operating loss carryforwards, the portion of our taxes reflected as current income tax expense increased in 2006 when compared with 2005. Current income tax expense for 2006 and 2005 was $112.8 million and $64.6 million, respectively.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Our operations are exposed to market risks primarily as a result of changes in the prices for natural gas and oil and interest rates.

Commodity Price Risk. Our major market risk exposure is in the prices we receive for our oil, NGLs and natural gas production. The prices we receive are primarily driven by the prevailing worldwide price for crude oil and market prices applicable to our natural gas production. Historically, these prices have fluctuated and we expect these prices to continue to fluctuate. The price of oil, NGLs and natural gas also affects both the demand for our drilling rigs and the amount we can charge for the use of our drilling rigs. Based on our 2007 production, a $0.10 per Mcf change in what we are paid for our natural gas production would result in a corresponding $339,000 per month ($4.1 million annualized) change in our pre-tax cash flow. A $1.00 per barrel change in our oil price would have an $85,000 per month ($1.0 million annualized) change in our pre-tax operating cash flow and a $1.00 per barrel change in our NGLs prices would have a $61,000 per month ($0.7 million annualized) change in our pre-tax cash flow.

In an effort to try and reduce the impact of price fluctuations, over the past several years we have periodically used hedging strategies to hedge the price we will receive for a portion of our future oil, NGLs and natural gas production. A detailed explanation of those transactions has been included under Hedging Activities in the financial condition portion of Management's Discussion and Analysis of Financial Condition and Results of Operations included above.

In an effort to try and reduce the impact of price fluctuations received for natural gas liquids, we entered into a series of natural gas liquid sales and natural gas purchase swaps to effectively lock in the fractionation spread we receive on a portion of our liquids processed and sold. A detailed explanation of those transactions has been included under Hedging Activities in the financial condition portion of Management's Discussion and Analysis of Financial Condition and Results of Operations included above.

Interest Rate Risk. Our interest rate exposure relates to our long-term debt, all of which bears interest at variable rates based on the BOKF National Prime Rate or the LIBOR Rate. At our election, borrowings under our revolving credit facility may be fixed at the LIBOR Rate for periods of up to 180 days. In February 2005, we entered into an interest rate swap for $50.0 million of our outstanding debt to help manage our exposure to any future interest rate volatility. In October 2007 and again in November 2007 we entered into additional interest rate swaps of $15.0 million each. A detailed explanation of these transactions has been included under Hedging Activities in the financial condition portion of Management's Discussion and Analysis of Financial Condition and Results of Operations included above. Based on our average outstanding long-term debt subject to the floating rate in 2007, a 1% change in the floating rate would affect our annual pre-tax cash flow by approximately $0.9 million.

Item 8. ***Financial Statements and Supplementary Data***

Index to Financial Statements
Unit Corporation and Subsidiaries

	Page
Management's Report on Internal Control over Financial Reporting	55
Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm	56
Consolidated Balance Sheets at December 31, 2007 and 2006	57
Consolidated Statements of Income for the Years Ended December 31, 2007, 2006 and 2005	58
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2005, 2006 and 2007	59
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	60
Notes to Consolidated Financial Statements	61

Management's Report on Internal Control over Financial Reporting

Management of the company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2007. In making this assessment, the company's management used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on their assessment, the company's management concluded that, as of December 31, 2007, the company's internal control over financial reporting was effective based on those criteria.

The effectiveness of the company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of
Unit Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Unit Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under item 15(a)(2), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Tulsa, Oklahoma
February 28, 2008

UNIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2007	As of December 31, 2006
	(In thousands except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,076	$ 589
Restricted cash	19	18
Accounts receivable (less allowance for doubtful accounts of $3,350 and $1,600)	159,455	200,415
Materials and supplies	13,558	18,901
Prepaid expenses and other	22,907	13,017
Total current assets	197,015	232,940
Property and equipment:		
Drilling equipment	987,184	781,190
Oil and natural gas properties, on the full cost method:		
Proved properties	1,624,478	1,330,010
Undeveloped leasehold not being amortized	64,722	53,687
Gas gathering and processing equipment	119,515	85,339
Transportation equipment	23,240	20,749
Other	19,974	17,082
	2,839,113	2,288,057
Less accumulated depreciation, depletion, amortization and impairment	927,759	735,394
Net property and equipment	1,911,354	1,552,663
Goodwill	62,808	57,524
Other intangible assets, net	13,798	17,087
Other assets	14,844	13,882
Total assets	$2,199,819	$1,874,096
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 100,258	$ 92,125
Accrued liabilities	40,508	52,166
Income taxes payable	—	2,956
Contract advances	6,825	5,061
Current portion of other long-term liabilities (Note 5)	8,813	8,634
Total current liabilities	156,404	160,942
Long-term debt (Note 5)	120,600	174,300
Other long-term liabilities (Note 5)	59,115	55,741
Deferred income taxes (Note 7)	428,883	325,077
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred stock, $1.00 par value, 5,000,000 shares authorized, none issued	—	—
Common stock, $.20 par value, 175,000,000 shares authorized, 47,035,089 and 46,283,990 shares issued, respectively	9,280	9,257
Capital in excess of par value	344,512	333,833
Accumulated other comprehensive income (net of tax of $662 and $789, respectively)	1,160	1,339
Retained earnings	1,079,865	813,607
Total shareholders' equity	1,434,817	1,158,036
Total liabilities and shareholders' equity	$2,199,819	$1,874,096

The accompanying notes are an integral part of the consolidated financial statements.

UNIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2007	2006	2005
	(In thousands except per share amounts)		
Revenues:			
Contract drilling	$ 627,642	$ 699,396	$ 462,141
Oil and natural gas	391,480	357,599	318,208
Gas gathering and processing	138,595	101,863	100,464
Other	1,037	3,527	4,795
Total revenues	1,158,754	1,162,385	885,608
Expenses:			
Contract drilling:			
Operating costs	304,780	313,882	266,472
Depreciation	56,804	51,959	42,876
Oil and natural gas:			
Operating costs	97,109	81,120	60,779
Depreciation, depletion and amortization	127,417	108,124	67,282
Gas gathering and processing:			
Operating costs	119,776	88,834	92,467
Depreciation and amortization	11,059	6,247	3,279
General and administrative	22,036	18,690	14,343
Interest	6,362	5,273	3,437
Total expenses	745,343	674,129	550,935
Income before income taxes	413,411	488,256	334,673
Income tax expense:			
Current	66,642	112,812	64,565
Deferred	80,511	63,267	57,666
Total income taxes	147,153	176,079	122,231
Net income	$ 266,258	$ 312,177	$ 212,442
Net income per common share:			
Basic	$ 5.74	$ 6.75	$ 4.62
Diluted	$ 5.71	$ 6.72	$ 4.60

The accompanying notes are an integral part of the consolidated financial statements.

UNIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Year Ended December 31, 2005, 2006 and 2007

	Common Stock	Capital In Excess of Par Value	Accumulated Other Comprehensive Income	Unearned Compensation - Restricted Stock	Retained Earnings	Total
	(In thousands except share and per share amounts)					
Balances, January 1, 2005	$9,149	$310,132	$ —	$ —	$ 288,988	$ 608,269
Comprehensive income:						
Net Income	—	—	—	—	212,442	212,442
Other comprehensive income (net of tax of $1,610 and $1,899):						
Change in value of cash flow derivative instruments used as cash flow hedges	—	—	(3,072)	—	—	(3,072)
Adjustment reclassification—derivative settlements	—	—	3,557	—	—	3,557
Total comprehensive income	—	—	—	—	—	212,927
Activity in employee compensation plans (186,710 shares)	38	5,954	—	(2,226)	—	3,766
Issuance of 246,053 shares of common stock for acquisition	49	11,951	—	—	—	12,000
Balances, December 31, 2005	9,236	328,037	485	(2,226)	501,430	836,962
Comprehensive income:						
Net Income	—	—	—	—	312,177	312,177
Other comprehensive income (net of tax of $202 and $701):						
Change in value of cash flow derivative instruments used as cash flow hedges	—	—	1,188	—	—	1,188
Adjustment reclassification—derivative settlements	—	—	(334)	—	—	(334)
Total comprehensive income	—	—	—	—	—	313,031
Activity in employee compensation plans (105,217 shares)	21	5,796	—	2,226	—	8,043
Balances, December 31, 2006	9,257	333,833	1,339	—	813,607	1,158,036
Comprehensive income:						
Net Income	—	—	—	—	266,258	266,258
Other comprehensive income (net of tax of $268 and $191):						
Change in value of cash flow derivative instruments used as cash flow hedges	—	—	(438)	—	—	(438)
Adjustment reclassification—derivative settlements	—	—	259	—	—	259
Total comprehensive income	—	—	—	—	—	266,079
Activity in employee compensation plans (728,228 shares)	23	10,679	—	—	—	10,702
Balances, December 31, 2007	$9,280	$344,512	$ 1,160	$ —	$1,079,865	$1,434,817

The accompanying notes are an integral part of the consolidated financial statements.

UNIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
OPERATING ACTIVITIES:			
Net income	$ 266,258	$ 312,177	$ 212,442
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation, depletion and amortization	196,111	167,066	114,294
Gain on disposition of assets	(185)	(1,275)	(2,655)
Deferred tax expense	80,511	63,267	57,666
Employee stock compensation plans	9,254	6,785	3,488
Bad debt expense	1,750	—	—
Plugging liability accretion	1,704	1,492	953
Other, net	(92)	30	—
Changes in operating assets and liabilities increasing (decreasing) cash:			
Accounts receivable	39,042	7,233	(106,585)
Materials and supplies	5,343	(4,793)	(1,054)
Prepaid expenses and other	(6,926)	(2,128)	(954)
Accounts payable	(7,296)	(32,577)	15,897
Accrued liabilities	(9,667)	(10,012)	21,056
Contract advances	1,764	(563)	3,223
Net cash provided by operating activities	577,571	506,702	317,771
INVESTING ACTIVITIES:			
Capital expenditures	(478,950)	(423,428)	(254,450)
Producing property and other acquisitions	(38,500)	(122,915)	(136,413)
Proceeds from disposition of property and equipment	5,309	6,796	8,722
Acquisition of other assets	(192)	(1,176)	(2,855)
Net cash used in investing activities	(512,333)	(540,723)	(384,996)
FINANCING ACTIVITIES:			
Borrowings under line of credit	175,800	287,300	268,200
Payments under line of credit	(229,500)	(258,000)	(218,700)
Net payments on notes payable and other long-term debt	—	—	273
Proceeds from exercise of stock options	692	803	1,201
Tax benefit from stock options	267	532	—
Book overdrafts (Note 2)	(12,010)	3,028	16,533
Net cash provided by (used in) financing activities	(64,751)	33,663	67,507
Net increase (decrease) in cash and cash equivalents	487	(358)	282
Cash and cash equivalents, beginning of year	589	947	665
Cash and cash equivalents, end of year	$ 1,076	$ 589	$ 947
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest paid (net of capitalized)	$ 7,135	$ 5,678	$ 2,586
Income taxes	$ 73,417	$ 125,144	$ 47,276

See Note 3 for non-cash financing and investing activities.

The accompanying notes are an integral part of the consolidated financial statements.

UNIT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION

Unless the context clearly indicates otherwise, references in this report to "Unit", "company", "we", "our" "us" or like terms refer to Unit Corporation and its subsidiaries.

We are primarily engaged in the land contract drilling of natural gas and oil wells, the exploration, development, acquisition and production of oil and natural gas properties and the buying, selling, gathering, processing and treating of natural gas. Our operations are located principally in the United States and are organized in the following three reporting segments: (1) Contract Drilling, (2) Oil and Natural Gas and (3) Mid-Stream.

Contract Drilling. Carried out by our subsidiary, Unit Drilling Company and its subsidiaries, we contract to drill onshore oil and natural gas wells for our own account and for others. Our current contract drilling operations are conducted in the natural gas producing provinces of the Oklahoma and Texas areas of the Anadarko and Arkoma Basins, the Texas Gulf Coast, the North Texas Barnett Shale and the Rocky Mountain regions. We provide land contract drilling services for a wide range of customers.

Oil and Natural Gas. Carried out by our subsidiary, Unit Petroleum Company, we explore, develop, acquire and produce oil and natural gas properties for our own account. Our primary exploration and production operations are conducted in the Anadarko and Arkoma Basins and in the Texas Gulf Coast area with additional properties in the Permian Basin. The majority of our contract drilling and exploration and production activities are oriented toward drilling for and producing natural gas.

Mid-Stream. Through our subsidiary, Superior Pipeline Company, L.L.C., we buy, sell, gather, process and treat natural gas for our own account and for third parties. Mid-Stream operations are performed in Oklahoma, Texas, Louisiana and Kansas.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Unit Corporation and its subsidiaries. Our investment in limited partnerships is accounted for on the proportionate consolidation method, whereby our share of the partnerships' assets, liabilities, revenues and expenses are included in the appropriate classification in the accompanying consolidated financial statements.

Certain amounts in the accompanying consolidated financial statements for prior periods have been reclassified to conform to current year presentation.

Accounting Estimates. he preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Drilling Contracts. We recognize revenues and expenses generated from "daywork" drilling contracts as the services are performed, since we do not bear the risk of completion of the well. Under "footage" and "turnkey" contracts, we bear the risk of completion of the well; therefore, revenues and expenses are recognized when the well is substantially completed. Under this method, substantial completion is determined when the well bore reaches the negotiated depth as stated in the contract. The entire amount of a loss, if any, is recorded when the loss is determinable. The costs of uncompleted drilling contracts include expenses incurred to date on "footage" or "turnkey" contracts, which are still in process at the end of the period, and are included in other current assets. Typically, all three types of contracts are for this drilling of one well which can take from 20 to 90 days. At December 31, 2007, 26 of our daywork contracts were multi-well and had durations which ranged from 6 months to two years. These longer term contracts may contain a fixed rate for the duration of the contract or provide for the periodic renegotiation of the rate within a specific range from the existing rate.

Cash Equivalents and Book Overdrafts. We include as cash equivalents all investments with maturities at date of purchase of three months or less which are readily convertible into known amounts of cash. Book overdrafts are checks that have been issued before the end of the period, but not presented to our bank for payment before the end of the period. At December 31, 2007 and 2006, book overdrafts of $15.6 million and $27.7 million were included in accounts payable.

Accounts Receivable. Accounts receivable are carried on a gross basis, with no discounting, less an allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue which generates the accounts receivable is recognized. We estimate the allowance for doubtful accounts based on existing economic conditions, the financial condition of our customers, and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been unsuccessful.

Financial Instruments and Concentrations of Credit Risk. Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of trade receivables with a variety of oil and natural gas companies. We do not generally require collateral related to receivables. Our credit risk is considered to be limited due to the large number of customers comprising our customer base. During 2007, Questar Corporation was our largest drilling customer and accounted for approximately 13% of our total contract drilling revenues, Eagle Energy Partners I, L.P. accounted for approximately 12% of our oil and natural gas revenues and ONEOK and Murphy Oil USA, Inc. accounted for approximately 82% and 10% of our mid-stream revenues, respectively. During 2006, Chesapeake Operating, Inc. was our largest drilling customer and accounted for approximately 10% of our total contract drilling revenues. During 2006, Eagle Energy Partners I, L.P., ONEOK and ConocoPhillips Company accounted for approximately 17%, 16% and 10% of our oil and natural gas revenues, respectively. During 2006, ONEOK accounted for approximately 77% of our mid-stream revenues. For 2005, Eagle Energy Partners I, L.P. accounted for approximately 31% of our oil and natural gas revenues and ONEOK and Duke Energy Corporation accounted for approximately 54% and 36% of our mid-stream revenues, respectively. We had a concentration of cash of $14.4 million and $4.3 million at December 31, 2007 and 2006, respectively with one bank.

Property and Equipment. Drilling equipment, natural gas gathering and processing equipment, transportation equipment and other property and equipment are carried at cost. Renewals and improvements are capitalized while repairs and maintenance are expensed. Depreciation of drilling equipment is recorded using the units-of-production method based on estimated useful lives starting at 15 years, including a minimum provision of 20% of the active rate when the equipment is idle. We use the composite method of depreciation for drill pipe and collars and calculate the depreciation by footage actually drilled compared to total estimated remaining footage. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 15 years.

Realization of the carrying value of property and equipment is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are determined to be impaired if a forecast of undiscounted estimated future net operating cash flows directly related to the asset including disposal value if any, is less than the carrying amount of the asset. If any asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. An estimate of fair value is based on the best information available, including prices for similar assets. Changes in such estimates could cause us to reduce the carrying value of property and equipment.

When property and equipment components are disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is generally reflected in operations. For dispositions of drill pipe and drill collars, an average cost for the appropriate feet of drill pipe and drill collars is removed from the asset account and charged to accumulated depreciation and proceeds, if any, are credited to accumulated depreciation.

We record an asset and a liability equal to the present value of the expected future asset retirement obligation ("ARO") associated with our oil and gas properties. The ARO asset is depreciated in a manner consistent with the depreciation of the underlying physical asset. We measure changes in the liability due to passage of time by applying an interest method of allocation. This amount is recognized as an increase in the carrying amount of the liability and as a corresponding accretion expense.

Goodwill. Goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired. Goodwill is not amortized, but an impairment test is performed at least annually to determine whether the fair value has decreased. Goodwill is all related to our contract drilling segment. In 2005, the carrying amount of goodwill increased by $9.1 million resulting from the $1.1 million of goodwill acquired in the acquisition of a subsidiary of Strata Drilling, L.L.C., $7.6 million for the 2005 earn-out as provided for in the purchase agreement relating to the SerDrilco Incorporated acquisition and a $0.4 million adjustment to the Sauer Drilling Company purchase price. In 2006, the carrying amount of goodwill increased by $17.9 million from additional goodwill recorded for the final earn-out due under the SerDrilco Incorporated acquisition. In 2007, we added goodwill of $5.3 million as a result of the acquisition which closed on June 5, 2007. All of these acquisitions are more fully discussed in Note 3. Goodwill of $9.2 million is deductible for tax purposes.

Intangible Assets. Intangible assets are capitalized and amortized over the estimated period benefited. Such amounts are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization of $3.3 million and $0.9 million was recorded in 2007 and 2006, respectively. Amortization of $4.4 million, $3.8 million, $2.6 million, $1.2 million and $1.2 million is expected to be recorded in 2008, 2009, 2010, 2011 and 2012, respectively.

Oil and Natural Gas Operations. We account for our oil and natural gas exploration and development activities on the full cost method of accounting prescribed by the SEC. Accordingly, all productive and non-productive costs incurred in connection with the acquisition, exploration and development of oil, NGLs and natural gas reserves are capitalized and amortized on a composite units-of-production method based on proved oil and natural gas reserves. All costs associated with acquisition, exploration and development of oil, NGLs and natural gas reserves, including directly related overhead costs and related asset retirement costs, are capitalized. Directly related overhead costs of $13.1 million, $10.2 million and $7.0 million were capitalized in 2007, 2006 and 2005, respectively. Independent petroleum engineers annually audit Unit's determination of its oil, NGLs and natural gas reserves. The average composite rates used for depreciation, depletion and amortization ("DD&A") were $2.32, $2.04 and $1.65 per Mcfe in 2007, 2006 and 2005, respectively. The calculation of DD&A includes estimated future expenditures to be incurred in developing proved reserves and estimated dismantlement and abandonment costs, net of estimated salvage values. Our unproved properties totaling $64.7 million are excluded from the DD&A calculation. In the event the unamortized cost of oil and natural gas properties being amortized exceeds the full cost ceiling, as defined by the SEC, the excess is charged to expense in the period during which such excess occurs. The full cost ceiling is based principally on the estimated future discounted net cash flows from our oil and natural gas properties. As discussed in Supplemental Information, these estimates are imprecise.

No gains or losses are recognized on the sale, conveyance or other disposition of oil and natural gas properties unless a significant reserve amount is involved.

Revenue from the sale of oil and natural gas is recognized when title passes, net of royalties.

Our contract drilling segment provides drilling services for our exploration and production segment. The contracts for these services are issued under the same conditions and rates as the contracts entered into with unrelated third parties. During 2007, the contract drilling segment drilled 77 wells for our exploration and production segment. As required by the SEC, the profit received by the contract drilling segment of $22.7 million, $22.2 million and $8.6 million during 2007, 2006 and 2005, respectively, was used to reduce the carrying value of our oil and natural gas properties rather than being included in its operating profit.

Gas Gathering and Processing Revenue. Our gathering and processing segment recognizes revenue from the gathering and processing of natural gas and NGLs in the period the service is provided based on contractual terms.

Self Insurance. We are self-insured for certain losses relating to workers' compensation, general liability, property damage, control of well and employee medical benefits. In addition, our insurance policies contain deductibles or retentions per occurrence that range from $0.25 million for Oklahoma workers' compensation, as well as claims under our occupation benefit plans, to $1.0 million for general liability and drilling rig physical damage. We have purchased stop-loss coverage in order to limit, to the extent feasible, per occurrence and aggregate exposure to certain types of claims. However, there is no assurance that the insurance coverage we have will adequately protect it against liability from all potential consequences. If insurance coverage becomes more expensive, we may choose to decrease our limits and increase our deductibles rather than pay higher premiums. Following the acquisition of SerDrilco Incorporated and the creation of Unit Texas Drilling, L.L.C., we have elected to use an ERISA governed occupational injury benefit plan to cover the field and support staff for drilling operations in the State of Texas in lieu of covering them under Texas workers' compensation.

Treasury Stock. We did not own any treasury stock at December 31, 2007, 2006 and 2005.

Hedging Activities. On January 1, 2001, we adopted Statement of Financial Accounting Standard No. 133 (subsequently amended by Financial Accounting Standard No.'s 137, 138 and 149), "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). This statement requires all derivatives to be recognized on the balance sheet and measured at fair value. If a derivative is designated as a cash flow hedge, we are required to measure the effectiveness of the hedge, or the degree that the gain (loss) for the hedging instrument offsets the loss (gain) on the hedged item, at each reporting period. The effective portion of the gain (loss) on the derivative instrument is recognized in other comprehensive income as a component of equity and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of a derivative's change in fair value is required to be recognized in earnings immediately. Derivatives that do not qualify for hedge treatment under FAS 133 must be recorded at fair value with gains (losses) recognized in earnings in the period of change.

We document our risk management strategy and hedge effectiveness at the inception of and during the term of each hedge.

Limited Partnerships. Unit Petroleum Company, is a general partner in 13 oil and natural gas limited partnerships sold privately and publicly. Some of our officers, directors and employees own the interests in most of these partnerships. We share in each partnership's revenues and costs in accordance with formulas set out in each of the limited partnership agreement. The partnerships also reimburse us for certain administrative costs incurred on behalf of the partnerships.

Income Taxes. Measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax law; the effects of future changes in tax laws or rates are not included in the measurement. Valuation allowances are established where necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during that year in deferred tax assets and liabilities.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Guidance is also provided on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the provisions of FIN 48 effective January 1, 2007. We have no unrecognized tax benefits and the adoption of FIN 48 had no effect on our results of operations or financial condition and we do not expect any significant changes in unrecognized tax benefits in the next twelve months. In the third quarter of 2007, the Internal Revenue Service completed its review of our 2004 federal tax return and no adjustments to the return were assessed.

Natural Gas Balancing. We use the sales method for recording natural gas sales. This method allows for recognition of revenue, which may be more or less than its share of pro-rata production from certain wells. We estimate our December 31, 2007 balancing position to be approximately 3.7 Bcf on under-produced properties and approximately 3.6 Bcf on over-produced properties. We have recorded a receivable of $0.8 million on certain wells where we estimate that insufficient reserves are available for us to recover the under-production from future production volumes. We have also recorded a liability of $3.4 million on certain properties where we believe there are insufficient reserves available to allow the under-produced owners to recover their under-production from future production volumes. Our policy is to expense the pro-rata share of lease operating costs from all wells as incurred. Such expenses relating to the balancing position on wells in which we have imbalances are not material.

Employee and Director Stock Based Compensation. Before January 1, 2006, we accounted for our stock-based compensation plans under the recognition and measurement principles of APB 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB 25, no stock-based employee compensation cost related to stock options was reflected in net income, since all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, (FAS 123(R)) to account for stock-based employee compensation. Among other items, FAS 123(R) eliminates the use of APB Opinion No. 25 and the intrinsic value method of accounting for equity compensation and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards in their financial statements. We elected to use the modified prospective method for adoption, which requires compensation expense to be recorded for all unvested stock options and other equity-based compensation beginning in the first quarter of adoption. Financial statements for prior periods have not been restated. On adoption of FAS 123(R), we elected to use the "short-cut" method to calculate the historical pool of windfall tax benefits in accordance with Financial Accounting Staff Position No. FAS 123(R)-3, "Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards", issued on November 10, 2005. For all unvested options outstanding as of January 1, 2006, the previously measured but unrecognized compensation expense, based on the fair value at the original grant date, will be recognized in the financial statements over the remaining vesting period. For equity-based compensation awards granted or modified after December 31, 2005, compensation expense, based on the fair value on the date of grant or modification, will be recognized in the financial statements over the vesting period. To the extent compensation cost relates to employees directly involved in oil and natural gas acquisition, exploration and development activities, these amounts are capitalized to oil and natural gas properties. Amounts not capitalized to oil and natural gas properties are recognized in general and administrative expense and operating costs of our business segments. We utilize the Black-Scholes option pricing model to measure the fair value of stock options and stock appreciation rights. The value of restricted stock grants is based on the closing stock price on the date of the grant.

Any unearned compensation recorded under APB 25 related to stock-based compensation awards is required to be eliminated against the appropriate equity accounts. As a result, with the adoption of FAS 123(R) we eliminated $2.2 million of unearned compensation cost associated with grants of restricted stock and reduced additional paid-in capital by the same amount on the condensed consolidated balance sheet. FAS 123(R) requires cash inflows resulting from tax deductions in excess of compensation expense recognized for stock-based compensation to be classified as financing cash inflows in our statements of cash flows. Accordingly, for the years ended December 31, 2007 and 2006, we recorded $0.3 million and $0.5 million, respectively, of tax benefits from stock based compensation as provided by financing activities.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of FAS 123(R) to stock-based employee compensation before January 1, 2006. Compensation expense included in reported net income before January 1, 2006 is our matching 401(k) contribution.

	2005
	(In thousands except per share amounts)
Net income, as reported	$212,442
Add stock-based employee compensation expense included in reported net income, net of tax	1,923
Less total stock-based employee compensation expense determined under fair value based method for all awards	(3,989)
Pro forma net income	$210,376
Basic earnings per share:	
As reported	$ 4.62
Pro forma	$ 4.58
Diluted earnings per share:	
As reported	$ 4.60
Pro forma	$ 4.55

In 2007 and 2006, we recognized stock compensation expense for restricted stock awards, stock options and stock settled stock appreciation rights (SARs) of $4.8 million and $3.1 million, respectively, and capitalized stock compensation cost for oil and natural gas properties of $1.2 million and $0.7 million, respectively. The tax benefit related to this stock based compensation was $2.1 million and $0.9 million, respectively. The remaining unrecognized compensation cost related to unvested awards at December 31, 2007 is approximately $27.3 million with $6.4 million of this amount anticipated to be capitalized. The weighted average period of time over which this cost will be recognized is 1.2 years.

Impact of Financial Accounting Pronouncements. In September 2006, the FASB issued Statement No. 157 (FAS 157), "Fair Value Measurements," which establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. Beginning January 1, 2008, we partially applied FAS 157 as allowed by FASB Staff Position (FSP) 157-2, which delayed the effective date of FAS 157 for nonfinancial assets and liabilities. As of January 1, 2008, we have applied the provisions of FAS 157 to our financial instruments and the impact was not material. Under FSP 157-2, we will be required to apply FAS 157 to our nonfinancial assets and liabilities beginning January 1, 2009. We are currently reviewing the applicability of FAS 157 to our nonfinancial assets and liabilities as well as the potential impact on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159 (FAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115," which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. We do not believe the impact of FAS 159 will have a material effect on our consolidated financial statements.

In December 2007, the FASB issued Statement No. 141R (FAS 141R), "Business Combinations," which will require most identifiable assets, liabilities, noncontrolling interest (previously referred to as minority interests) and goodwill acquired in a business combination to be recorded at full fair value. FAS 141R is effective for our year beginning January 1, 2009, and will be applied prospectively. We are currently reviewing the applicability of FAS 141R to our operations and its potential impact on our consolidated financial statements.

In December 2007, the FASB issued Statement No. 160 (FAS 160), "Noncontrolling Interest in Consolidated Financial Statements—an amendment to ARB No. 51," which requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity. FAS 160 is effective for our year beginning January 1, 2009, and will require retroactive adoption of the presentation and disclosure requirements for existing minority interests. We are currently reviewing the applicability of FAS 160 to our operations and its potential impact on our consolidated financial statements.

NOTE 3—ACQUISITIONS

On June 5, 2007, our subsidiary, Unit Drilling Company, closed the purchase of a privately owned drilling company operating primarily in the Texas Panhandle. This acquisition included nine drilling rigs, drill pipe and collars, a fleet of 11 trucks, an office, shop, equipment yard and personnel. The drilling rigs range from 800 horsepower to 1,000 horsepower with depth capacities rated from 10,000 to 15,000 feet. Eight of the acquired drilling rigs were operational at the time of purchase and the remaining drilling rig is being refurbished and is anticipated to become operational in March of 2008. The financial results of this acquisition are included in our statement of income from June 5, 2007 forward. The total consideration paid in this acquisition was allocated as follows (in thousands):

Drilling rigs	$ 39,326
Spare drilling equipment	1,613
Drill pipe and collars	7,784
Trucks	1,551
Other vehicles	190
Yard and office	846
Goodwill	5,285
Deferred income taxes	(18,095)
Total consideration	$ 38,500

On October 13, 2006, we completed the acquisition of Brighton Energy, L.L.C., (Brighton) a privately owned oil and natural gas company for approximately $67.0 million. This acquisition involved all of Brighton's oil and natural gas assets (excluding Atoka and Coal counties in Oklahoma). The majority of the acquired reserves are located in the Anadarko Basin of Oklahoma and the onshore Gulf Coast basins of Texas and Louisiana, with additional reserves in Arkansas, Kansas, Montana, North Dakota and Wyoming. This acquisition had an effective date of August 1, 2006 and was included in our statement of income starting in October 2006 with the results for the period from August 1, 2006 through September 30, 2006 included as an adjustment to the purchase price. The $67.0 million paid in this acquisition increased our basis in oil and natural gas properties by $65.4 with the remaining $1.6 million reflecting working capital.

In September 2006, our mid-stream segment closed the acquisition of Berkshire Energy, LLC., a private company for an adjusted purchase price of $21.7 million. The principal assets of the acquired company consist of a natural gas processing plant, a natural gas gathering system with 15 miles of pipeline, three field compressors, two plant compressors and associated customer contracts and relationships. As part of the acquisition, Superior acquired long-term contracts for the gathering and processing of natural gas that will flow through this gathering system, the value of which is reported as an amortizable intangible asset. The capitalized value of these contracts and associated customer relationship will be amortized over an estimated life of 7 years. The purchase had an effective date of July 31, 2006. The financial results of the acquisition were included in the our statement of income from September 1, 2006 forward with the results for the period from August 1, 2006 through August 31, 2006 included as an adjustment to the purchase price. The $21.7 million acquisition price for Berkshire Energy, LLC was allocated as follows (in thousands):

Working capital	$ 337
Processing plant and gathering system	3,422
Amortizable intangible assets	17,957
Total consideration	$21,716

On May 16, 2006, we announced we had closed the acquisition of certain oil and natural gas properties from a group of private entities for approximately $32.4 million in cash. This acquisition had an effective date of April 1, 2006. The $32.4 million paid in this acquisition increased our basis in oil and natural gas properties.

The amounts paid for all of the acquisitions discussed above were determined through arms-length negotiations between the parties and have been accounted for using the purchase accounting method.

NOTE 4—EARNINGS PER SHARE

The following data shows the amounts used in computing earnings per share.

	Income (Numerator)	Weighted Shares (Denominator)	Per-Share Amount
	(In thousands except per share amounts)		
For the year ended December 31, 2007:			
Basic earnings per common share	$266,258	46,366	$ 5.74
Effect of dilutive stock options, restricted stock and SARs	—	287	(0.03)
Diluted earnings per common share	$266,258	46,653	$ 5.71
For the year ended December 31, 2006:			
Basic earnings per common share	$312,177	46,228	$ 6.75
Effect of dilutive stock options, restricted stock and SARs	—	223	(0.03)
Diluted earnings per common share	$312,177	46,451	$ 6.72
For the year ended December 31, 2005:			
Basic earnings per common share	$212,442	45,940	$ 4.62
Effect of dilutive stock options and restricted stock	—	249	(0.02)
Diluted earnings per common share	$212,442	46,189	$ 4.60

The following options and their average exercise prices were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of our common stock for the years ended December 31:

	2007	2006	2005
Options and SARs	105,655	33,000	—
Average exercise price	$ 56.33	$ 61.40	$ —

NOTE 5—LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES

Long-Term Debt

Long-term debt consisted of the following as of December 31:

	2007	2006
	(In thousands)	
Revolving credit facility, with interest at December 31, 2007 and 2006 of 6.0% and 6.4%, respectively	$120,600	$174,300
Less current portion	—	—
Total long-term debt	$120,600	$174,300

On May 24, 2007, we entered into a First Amended and Restated Senior Credit Agreement (Credit Facility) with a maximum credit amount of $400.0 million maturing on May 24, 2012. Borrowings under the Credit Facility are limited to a commitment amount elected by us. As of December 31, 2007, the commitment amount was $275.0 million. We are charged a commitment fee of 0.25 to 0.375 of 1% on the amount available but not borrowed with the rate varying based on the amount borrowed as a percentage of the total borrowing base amount. We incurred origination, agency and syndication fees of $737,500 at the inception of the Credit Facility. These fees are being amortized over the life of the agreement. The average interest rate for 2007 was 6.0%. At December 31, 2007 and February 15, 2008, borrowings were $120.6 million and $144.8 million, respectively.

The borrowing base under the Credit Facility is subject to redetermination by the lenders on April 1 and October 1 of each year. The current value of the borrowing base is $425.0 million. Each redetermination is based primarily on a percentage of the discounted future value of our oil, NGLs and natural gas reserves, as determined by the lenders, and, to a lesser extent, the loan value the lenders reasonably attribute to the cash flow (as defined in the Credit Facility) of our mid-stream operations. The company or the lenders may request a one time special redetermination of the borrowing base between each scheduled redetermination date. In addition, we may request a redetermination following the consummation of an acquisition meeting the requirements defined in the Credit Facility. The lender's aggregate commitment is limited to the lesser of the amount of the value of the borrowing base or $400.0 million.

At our election, any part of the outstanding debt may be fixed at LIBOR for a 30, 60, 90 or 180 day term. During any LIBOR funding period the outstanding principal balance of the note to which LIBOR options apply may be repaid on three days prior notice to the administrative agent and subject to the payment of any applicable funding indemnification amounts. Interest on the LIBOR is computed at the LIBOR base applicable for the interest period plus 1.00% to 1.75% depending on the level of debt as a percentage of the borrowing base and payable at the end of each term, or every 90 days, whichever is less. Borrowings not under LIBOR bear interest at the BOK Financial Corporation (BOKF) National Prime Rate payable at the end of each month and the principal borrowed may be paid anytime in part or in whole without premium or penalty. At December 31, 2007, all of the $120.6 million of the company's borrowings was subject to LIBOR.

The Credit Facility includes prohibitions against:

- the payment of dividends (other than stock dividends) during any fiscal year in excess of 25% of the company's consolidated net income for the preceding fiscal year;
- the incurrence of additional debt with certain limited exceptions; and
- the creation or existence of mortgages or liens, other than those in the ordinary course of business, on any of the company's property, except in favor of the company's lenders.

The Credit Facility also requires that we have at the end of each quarter:

- consolidated net worth of at least $900 million;
- a current ratio (as defined in the Credit Facility) of not less than 1 to 1; and
- a leverage ratio of long-term debt to consolidated EBITDA (as defined in the Credit Facility) for the most recently ended rolling four fiscal quarters of no greater than 3.50 to 1.0.

On December 31, 2007, we were in compliance with the covenants of the Credit Facility.

Other Long-Term Liabilities

Other long-term liabilities consisted of the following as of December 31:

	2007	2006
	(In thousands)	
Plugging liability	$33,191	$33,692
Workers' compensation	22,469	22,157
Separation benefit plans	4,945	3,516
Deferred compensation plan	2,987	2,544
Gas balancing liability	3,364	1,080
Retirement agreements	723	1,386
Derivative liabilities—interest rate swaps	249	—
	67,928	64,375
Less current portion	8,813	8,634
Total other long-term liabilities	$59,115	$55,741

Estimated annual principle payments under the terms of long-term debt and other long-term liabilities from 2008 through 2012 are $8.8 million, $9.3 million, $2.1 million, $2.5 million and $121.8 million, respectively. Based on the borrowing rates currently available to us for debt with similar terms and maturities, long-term debt at December 31, 2007 approximates its fair value.

NOTE 6.—ASSET RETIREMENT OBLIGATIONS

Under Financial Accounting Standards No. 143 (FAS 143), "Accounting for Asset Retirement Obligations," we are required to record the fair value of liabilities associated with the retirement of long-lived assets. We own oil and natural gas properties which require cash to plug and abandon the wells when the oil, NGLs and natural gas reserves in the wells are depleted or the wells are no longer able to produce. These expenditures under FAS 143 are recorded in the period in which the liability is incurred (at the time the wells are drilled or acquired). We do not have any assets restricted for the purpose of settling these plugging liabilities.

The following table shows the activity for our retirement obligation for plugging liability for the years ending December 31:

	2007	2006
	(In thousands)	
Plugging liability, January 1:	$33,692	$22,015
Accretion of discount	1,704	1,490
Liability incurred	2,043	4,383
Liability settled	(1,448)	(270)
Revision of estimates	(2,800)	6,074
Plugging liability, December 31:	33,191	33,692
Less current portion	672	760
Total long-term plugging liability	$32,519	$32,932

NOTE 7—INCOME TAXES

A reconciliation of income tax expense, computed by applying the federal statutory rate to pre-tax income to our effective income tax expense is as follows:

	2007	2006	2005
		(In thousands)	
Income tax expense computed by applying the statutory rate	$144,694	$170,890	$117,136
State income tax, net of federal benefit	6,155	8,949	8,231
Domestic production activities deduction	(3,682)	(3,067)	(2,100)
Statutory depletion and other	(14)	(693)	(1,036)
Income tax expense	$147,153	$176,079	$122,231

Deferred tax assets and liabilities are comprised of the following at December 31:

	2007	2006
	(In thousands)	
Deferred tax assets:		
Allowance for losses and nondeductible accruals	$ 28,029	$ 23,593
Net operating loss carryforward	2,593	2,957
	30,622	26,550
Deferred tax liability:		
Depreciation, depletion and amortization	(450,670)	(345,746)
Net deferred tax liability	(420,048)	(319,196)
Current deferred tax asset	8,835	5,881
Non-current—deferred tax liability	$(428,883)	$(325,077)

Realization of the deferred tax assets are dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near-term if estimates of future taxable income are reduced. At December 31, 2007, we have net operating loss carryforwards of approximately $6.9 million which expire from 2009 to 2021.

NOTE 8—EMPLOYEE BENEFIT PLANS

Under our 401(k) Employee Thrift Plan, employees who meet specified service requirements may contribute a percentage of their total compensation, up to a specified maximum, to the plan. We may match each employee's contribution, up to a specified maximum, in full or on a partial basis. We made discretionary contributions under the plan of 83,277, 46,941 and 51,938 shares of common stock and recognized expense of $4.8 million, $3.7 million and $3.0 million in 2007, 2006 and 2005, respectively.

We provide a salary deferral plan ("Deferral Plan") which allows participants to defer the recognition of salary for income tax purposes until actual distribution of benefits which occurs at either termination of employment, death or certain defined unforeseeable emergency hardships. Funds set aside in a trust to satisfy our obligation under the Deferral Plan at December 31, 2007, 2006 and 2005 totaled $3.0 million, $2.5 million and $2.6 million, respectively. We recognized payroll expense and recorded a liability at the time of deferral.

Effective January 1, 1997, we adopted a separation benefit plan ("Separation Plan"). The Separation Plan allows eligible employees whose employment is involuntarily terminated or, in the case of an employee who has completed 20 years of service, voluntarily or involuntarily terminated, to receive benefits equivalent to four weeks salary for every whole year of service completed up to a maximum of 104 weeks. To receive payments, the recipient must waive any claims against us in exchange for receiving the separation benefits. On October 28, 1997, we adopted a Separation Benefit Plan for Senior Management ("Senior Plan"). The Senior Plan provides certain officers and key executives of Unit with benefits generally equivalent to the Separation Plan. The Compensation Committee of the Board of Directors has absolute discretion in the selection of the individuals covered in this plan. We recognized expense of $1.5 million, $1.1 million and $0.7 million in 2007, 2006 and 2005, respectively, for benefits associated with anticipated payments from both separation plans.

We have entered into key employee change of control contracts with five of our current executive officers. These severance contracts have an initial three-year term that is automatically extended for one year on each anniversary, unless a notice not to extend is given by us. If a change of control of the company, as defined in the contracts, occurs during the term of the severance contract, then the contract becomes operative for a fixed three-year period. The severance contracts generally provide that the executive's terms and conditions for employment (including position, work location, compensation and benefits) will not be adversely changed during the three-year period after a change of control. If the executive's employment is terminated (other than for cause, death or disability), the executive terminates for good reason during such three-year period, or the executive terminates employment for any reason during the 30-day period following the first anniversary of the change of control, and on certain terminations prior to a change of control or in connection with or in anticipation of a change of control, the executive is generally entitled to receive, in addition to certain other benefits, any earned but unpaid compensation; up to 2.9 times the executive's base salary plus annual bonus (based on historic annual bonus); and the company matching contributions that would have been made had the executive continued to participate in the company's 401(k) plan for up to an additional three years.

The severance contract provides that the executive is entitled to receive a payment in an amount sufficient to make the executive whole for any excise tax on excess parachute payments imposed under Section 4999 of the Code. As a condition to receipt of these severance benefits, the executive must remain in the employ of the company prior to change of control and render services commensurate with his position.

NOTE 9—TRANSACTIONS WITH RELATED PARTIES

Unit Petroleum Company serves as the general partner of 13 oil and gas limited partnerships. Three were formed for investment by third parties and ten (the employee partnerships) were formed to allow employees of Unit and its subsidiaries and directors of Unit to participate in Unit Petroleum's oil and gas exploration and production operations. The partnerships for the third party investments were formed in 1984 and 1986. An additional third party partnership, the 1979 Oil and Gas Limited Partnership was dissolved on July 1, 2003. Employee partnerships have been formed for each year beginning with 1984. Interests in the employee partnerships were offered to the employees of Unit and its subsidiaries whose annual base compensation was at least a specified amount ($36,000 for 2007, 2006 and 2005) and to the directors of Unit.

The employee partnerships formed in 1984 through 1990 were consolidated into a single consolidating partnership in 1993 and the employee partnerships formed in 1991 through 1999 were also consolidated into the consolidating partnership in 2002. The consolidation of the 1991 through the 1999 employee partnerships at the end of last year was done by the general partners under the authority contained in the respective partnership agreements and did not involve any vote, consent or approval by the limited partners. The employee partnerships have each had a set percentage (ranging from 1% to 15%) of our interest in most of the oil and natural gas wells we drill or acquire for our own account during the particular year for which the partnership was formed. The total interest the employees have in our oil and natural gas wells by participating in these partnerships does not exceed one percent.

Amounts received in the years ended December 31, from both public and private Partnerships for which Unit is a general partner are as follows:

	2007	2006	2005
	(In thousands)		
Contract drilling	$729	$617	$399
Well supervision and other fees	$377	$297	$382
General and administrative Expense reimbursement	$444	$337	$263

Related party transactions for contract drilling and well supervision fees are the related party's share of such costs. These costs are billed to related parties on the same basis as billings to unrelated parties for such services. General and administrative reimbursements are both direct general and administrative expense incurred on the related party's behalf and indirect expenses allocated to the related parties. Such allocations are based on the related party's level of activity and are considered by management to be reasonable.

NOTE 10—SHAREHOLDER RIGHTS PLAN

We maintain a Shareholder Rights Plan (the "Plan") designed to deter coercive or unfair takeover tactics, to prevent a person or group from gaining control of us without offering fair value to all our shareholders and to deter other abusive takeover tactics, which are not in the best interest of shareholders.

Under the terms of the Plan, each share of common stock is accompanied by one right, which given certain acquisition and business combination criteria, entitles the shareholder to purchase from us one one-hundredth of a newly issued share of Series A Participating Cumulative Preferred Stock at a price subject to adjustment by us or to purchase from an acquiring company certain shares of its common stock or the surviving company's common stock at 50% of its value.

The rights become exercisable 10 days after we learn that an acquiring person (as defined in the Plan) has acquired 15% or more of the outstanding common stock of Unit or 10 business days after the commencement of a tender offer, which would result in a person owning 15% or more of our shares. We can redeem the rights for $0.01 per right at any date before the earlier of (i) the close of business on the 10th day following the time we learn that a person has become an acquiring person or (ii) May 19, 2015 (the "Expiration Date"). The rights will expire on the Expiration Date, unless redeemed earlier by Unit.

NOTE 11—STOCK-BASED COMPENSATION

The following table estimates the fair value of each option and SARs granted under all of our plans during the twelve month periods ending December 31, using the Black-Scholes model applying the estimated values presented in the table:

	2007	2006	2005
Options granted	28,000	33,000	58,500
Stock appreciation rights	101,236	44,665	—
Estimated fair value (in millions)	$ 2.9	$ 2.1	$ 1.3
Estimate of stock volatility	0.33 to 0.44	0.38 to 0.46	0.51 to 0.55
Estimated dividend yield	0%	0%	0%
Risk free interest rate	3.75 to 5.00%	4.76 to 5.00%	4.35 to 4.42%
Expected life range based on prior experience (in years)	5 to 8	5 to 8	6 to 10
Forfeiture rate	0 to 11%	0 to 5%	0 to 20%

Expected volatilities are based on the historical volatility of our stock. We use historical data to estimate option exercise and employee termination rates within the model and aggregate groups of employees that have similar historical exercise behavior for valuation purposes. To date, we have not paid dividends on our stock. The risk free interest rate is computed from the United States Treasury Strips rate using the term over which it is anticipated the grant will be exercised.

At our annual meeting on May 3, 2006, our shareholders approved the Unit Corporation Stock and Incentive Compensation Plan. This plan allows for the issuance of 2.5 million shares of common stock with 2.0 million shares being the maximum number of shares that can be issued as "incentive stock options." Awards under this plan may be granted in any one or a combination of the following:

- incentive stock options under Section 422 of the Internal Revenue Code;
- non-qualified stock options;
- performance shares;
- performance units;
- restricted stock;
- restricted stock units;
- stock appreciation rights;
- cash based awards; and
- other stock-based awards.

This plan also contains various limits as to the amount of awards that can be given to an employee in any fiscal year. All awards are generally subject to the minimum vesting periods, as determined by our Compensation Committee and included in the award agreement.

Activity pertaining to restricted stock awards granted under the Unit Corporation Stock and Incentive Compensation Plan is as follows:

	Number of Shares	Weighted Average Grant Date Price
Nonvested at January 1, 2006	—	$ —
Granted	23,381	51.76
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2006	23,381	51.76
Granted	616,907	46.95
Vested	(4,234)	51.76
Forfeited	—	—
Nonvested at December 31, 2007	636,054	$47.09

The restricted stock awards vest in periods ranging from one to three years. The fair value of the restricted stock granted in 2007 and 2006 at the grant date was $26.3 million and $1.2 million, respectively. The aggregate intrinsic value of the 4,234 shares of restricted stock on their 2007 vesting date was $0.2 million. The aggregate intrinsic value of the 636,054 shares outstanding subject to vesting at December 31, 2007 was $29.4 million with a weighted average remaining life of 2.2 years.

Activity pertaining to SARs granted under the Unit Corporation Stock and Incentive Compensation Plan is as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 1, 2006	—	$ —
Granted	44,665	51.76
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2006	44,665	51.76
Granted	101,236	44.31
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2007	145,901	$46.59

The SARs granted in 2007 and 2006 vest in thirds annually with the first vesting period on January 5, 2009 for the 2007 grant and January 1, 2008 for the 2006 grant. The SARs expire after 10 years from the date of the grant. No shares vested in 2007 or 2006. Fair value of SARs at grant date in 2007 and 2006 was $2.3 million and $1.3 million, respectively. The aggregate intrinsic value of the 145,901 shares outstanding subject to vesting at December 31, 2007 was zero with a weighted average remaining contractual term of 9.7 years.

In December 1984, our Board of Directors approved the adoption of an Employee Stock Bonus Plan. Under this plan 330,950 shares of common stock were reserved for issuance. On May 3, 1995, our shareholders approved and amended the plan to increase by 250,000 shares the aggregate number of shares of common stock that could be issued under the plan. Under the terms of the plan, awards were granted to employees in either cash or stock or a combination thereof, and are payable in a lump sum or in installments subject to certain restrictions. On December 13, 2005, 38,190 shares (in the form of restricted stock awards) were granted under the plan one half of which was distributed on January 1, 2007 and the other half was distributed on January 1, 2008. No shares vested in 2006. As a result of the approval of the adoption of the Unit Corporation Stock and Incentive Compensation Plan at our shareholders' annual meeting on May 3, 2006, no further grants will be made under this plan.

Activity pertaining to restricted stock awards granted under the Employee Stock Bonus Plan is as follows:

	Number of Shares	Weighted Average Grant Date Price
Nonvested at January 1, 2005	—	$ —
Granted	38,190	58.30
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2005	38,190	58.30
Granted	—	—
Vested	—	—
Forfeited	(738)	58.30
Nonvested at December 31, 2006	37,452	58.30
Granted	—	—
Vested	(18,749)	58.30
Forfeited	(329)	58.30
Nonvested at December 31, 2007	18,374	$58.30

The fair value of the restricted stock granted in 2005 at the grant date was $2.0 million. The grant date fair value of the 18,749 shares vesting in 2007 was $1.0 million. The aggregate intrinsic value of the 18,749 shares of restricted stock on their 2007 vesting date was $0.9 million. The aggregate intrinsic value of the 18,374 shares outstanding subject to vesting at December 31, 2007 was $0.8 million with a weighted average remaining contractual term ending January 1, 2008.

We also have a Stock Option Plan, which provided for the granting of options for up to 2,700,000 shares of common stock to officers and employees. The option plan permitted the issuance of qualified or nonqualified stock options. Options granted typically become exercisable at the rate of 20% per year one year after being granted and expire after 10 years from the original grant date. The exercise price for options granted under this plan is the fair market value of the common stock on the date of the grant. As a result of the approval of the adoption of the Unit Corporation Stock and Incentive Compensation Plan, no further awards will be made under this plan.

Options for 142,500, 120,500 and 96,000 shares were exercisable with weighted average exercise prices of $39.26, $33.78 and $24.93 at December 31, 2007, 2006 and 2005, respectively. The aggregate intrinsic value of the shares outstanding subject to options at December 31, 2007 was $1.8 million with a weighted average remaining contractual term of 6.8 years.

NOTE 12.—DERIVATIVES

Interest Rate Swaps

We have entered into interest rate swaps to help manage our exposure to possible future interest rate increases. As of December 31, 2007, we had three interest rate swaps which were cash flow hedges. There was no material amount of ineffectiveness. The fair value of these swaps was recognized on the December 31, 2007 balance sheet as current and non-current derivative assets and liabilities and is presented in the table below:

Term	Amount	Fixed Rate	Floating Rate	Fair Value Asset (Liability)
		($ in thousands)		
March 2005—January 2008	$50,000	3.99%	3 month LIBOR	$ 96
December 2007—May 2012	$15,000	4.53%	3 month LIBOR	(240)
December 2007—May 2012	$15,000	4.16%	3 month LIBOR	(9)
				$(153)

As a result of these interest rate swaps, interest expense decreased by $0.7 million and $0.5 million in 2007 and 2006, respectively, and increased by $0.2 million in 2005. A loss of $0.1 million, net of tax, is reflected in accumulated other comprehensive income (loss) as of December 31, 2007.

Commodity Hedges

We have entered into various types of derivative instruments covering a portion of our projected natural gas, oil and NGL production or processing, as applicable, to reduce our exposure to market price volatility as discussed more fully below and elsewhere in this report. As of December 31, 2007, our derivative instruments were comprised of swaps and collars.

- *Swaps.* We receive or pay a fixed price for the hedged commodity and pay or receive a floating market price to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount due to or paid from the counterparty.
- *Collars.* A collar contains a fixed floor price (put) and a ceiling price (call). If the market price exceeds the call strike price or falls below the put strike price, we receive the fixed price and pay the market price. If the market price is between the call and the put strike price, no payments are due from either party.
- *Fractionation Spreads.* In our mid-stream segment, when we enter into both NGL sales swaps and natural gas purchase swaps, we attempt to lock in our fractionation spread for natural gas processed. The fractionation spread is the difference in the value received for the NGLs recovered from natural gas in comparison to the amount received for the equivalent MMBtu's of natural gas if unprocessed.

Currently all of our commodity hedges are cash flow hedges and there is no material amount of ineffectiveness. At December 31, 2007, we recorded the fair value of our commodity hedges on our balance sheet as derivative assets of $2.0 million and derivative liabilities of $0.1 million. At December 31, 2006, we had derivative assets of $1.4 million and no derivative liabilities.

the plan one half of which was distributed on January 1, 2007 and the other half was distributed on January 1, 2008. No shares vested in 2006. As a result of the approval of the adoption of the Unit Corporation Stock and Incentive Compensation Plan at our shareholders' annual meeting on May 3, 2006, no further grants will be made under this plan.

Activity pertaining to restricted stock awards granted under the Employee Stock Bonus Plan is as follows:

	Number of Shares	Weighted Average Grant Date Price
Nonvested at January 1, 2005	—	$ —
Granted	38,190	58.30
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2005	38,190	58.30
Granted	—	—
Vested	—	—
Forfeited	(738)	58.30
Nonvested at December 31, 2006	37,452	58.30
Granted	—	—
Vested	(18,749)	58.30
Forfeited	(329)	58.30
Nonvested at December 31, 2007	18,374	$58.30

The fair value of the restricted stock granted in 2005 at the grant date was $2.0 million. The grant date fair value of the 18,749 shares vesting in 2007 was $1.0 million. The aggregate intrinsic value of the 18,749 shares of restricted stock on their 2007 vesting date was $0.9 million. The aggregate intrinsic value of the 18,374 shares outstanding subject to vesting at December 31, 2007 was $0.8 million with a weighted average remaining contractual term ending January 1, 2008.

We also have a Stock Option Plan, which provided for the granting of options for up to 2,700,000 shares of common stock to officers and employees. The option plan permitted the issuance of qualified or nonqualified stock options. Options granted typically become exercisable at the rate of 20% per year one year after being granted and expire after 10 years from the original grant date. The exercise price for options granted under this plan is the fair market value of the common stock on the date of the grant. As a result of the approval of the adoption of the Unit Corporation Stock and Incentive Compensation Plan, no further awards will be made under this plan.

Activity pertaining to the Stock Option Plan is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2005	553,750	$22.11
Granted	34,000	37.16
Exercised	(91,237)	16.08
Cancelled	(61,800)	25.03
Outstanding at December 31, 2005	434,713	24.14
Granted	5,000	55.83
Exercised	(57,563)	15.61
Cancelled	(800)	37.83
Outstanding at December 31, 2006	381,350	25.81
Granted	—	—
Exercised	(25,850)	23.31
Cancelled	(1,000)	37.83
Outstanding at December 31, 2007	354,500	$25.96

The fair value of the stock options granted at the grant date under the Stock Option Plan in 2006 and 2005 was $0.1 million and $0.7 million, respectively. The total grant date fair value of the 68,470, 67,670 and 79,870 shares vesting in 2007, 2006 and 2005 was $1.0 million, $1.4 million and $1.5 million, respectively. The intrinsic value of options exercised in 2007 was $0.8 million. Total cash received from the options exercised in 2007 was $0.6 million.

	Outstanding Options at December 31, 2007		
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$3.75	34,000	1.0 years	$ 3.75
$16.69 – $19.04	95,800	4.4 years	$18.37
$21.50 – $26.28	84,460	5.9 years	$22.93
$34.75 – $37.83	135,240	7.0 years	$37.71
$53.90 – $60.32	5,000	8.3 years	$55.83

The aggregate intrinsic value of the 354,500 shares outstanding subject to options at December 31, 2007 was $7.2 million with a weighted average remaining contractual term of 5.5 years.

	Exercisable Options At December 31, 2007	
Exercise Prices	Number of Shares	Weighted Average Exercise Price
$3.75	34,000	$ 3.75
$16.69 – $19.04	95,800	$18.37
$21.50 – $22.95	64,290	$22.86
$34.83 – $37.83	72,040	$37.79
$53.90 – $60.32	1,000	$55.83

Options for 267,130, 224,910 and 214,803 shares were exercisable with weighted average exercise prices of $22.97, $21.34 and $17.68 at December 31, 2007, 2006 and 2005, respectively. The aggregate intrinsic value of shares exercisable at December 31, 2007 was $6.2 million with a weighted average remaining contractual term of 5.0 years.

In February and May 1992, our Board of Directors and shareholders, respectively, approved the Unit Corporation Non-Employee Directors' Stock Option Plan. Under the plan, on the first business day following each annual meeting of shareholders, each person who was then a member of our Board of Directors and who was not then an employee of the company or any of its subsidiaries was granted an option to purchase 2,500 shares of common stock. In February and May 2000, our Board of Directors and shareholders, respectively, approved the Unit Corporation 2000 Non-Employee Directors' Stock Option Plan, which replaced the prior plan. Under the new plan an aggregate of 300,000 shares of common stock may be issued on exercise of the stock options. Commencing with the year 2000 annual meeting, the amount granted increased to 3,500 shares of common stock. The option price for each stock option is the fair market value of the common stock on the date the stock options are granted. The term of each option is 10 years and cannot be increased and no stock options may be exercised during the first six months of its term except in case of death.

Activity pertaining to the Directors' Plan is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2005	94,000	$20.27
Granted	24,500	39.50
Exercised	(19,000)	17.99
Cancelled	(3,500)	39.50
Outstanding at December 31, 2005	96,000	24.93
Granted	28,000	62.40
Exercised	(3,500)	20.10
Outstanding at December 31, 2006	120,500	33.78
Granted	28,000	57.63
Exercised	(6,000)	14.81
Outstanding at December 31, 2007	142,500	$39.26

The fair value of the stock options granted at the grant date under the Stock Option Plan in 2007, 2006 and 2005 was $0.6 million, $0.7 million and $0.6 million, respectively. The total grant date fair value of the 28,000, 28,000 and 24,500 shares vesting in 2007, 2006 and 2005 was $0.6 million, $0.7 million and $0.6 million, respectively. The intrinsic value of options exercised in 2007 was $0.2 million. Total cash received from options exercised in 2007 was $0.1 million.

	Outstanding and Exercisable Options at December 31, 2007		
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$6.90	2,500	1.3 years	$ 6.90
$12.19 – $17.54	14,000	3.1 years	$16.20
$20.10 – $20.46	28,000	4.8 years	$20.28
$28.23 – $39.50	42,000	6.8 years	$33.87
$57.63 – $62.40	56,000	8.8 years	$60.02

Options for 142,500, 120,500 and 96,000 shares were exercisable with weighted average exercise prices of $39.26, $33.78 and $24.93 at December 31, 2007, 2006 and 2005, respectively. The aggregate intrinsic value of the shares outstanding subject to options at December 31, 2007 was $1.8 million with a weighted average remaining contractual term of 6.8 years.

NOTE 12.—DERIVATIVES

Interest Rate Swaps

We have entered into interest rate swaps to help manage our exposure to possible future interest rate increases. As of December 31, 2007, we had three interest rate swaps which were cash flow hedges. There was no material amount of ineffectiveness. The fair value of these swaps was recognized on the December 31, 2007 balance sheet as current and non-current derivative assets and liabilities and is presented in the table below:

Term	Amount	Fixed Rate	Floating Rate	Fair Value Asset (Liability)
		($ in thousands)		
March 2005—January 2008	$50,000	3.99%	3 month LIBOR	$ 96
December 2007—May 2012	$15,000	4.53%	3 month LIBOR	(240)
December 2007—May 2012	$15,000	4.16%	3 month LIBOR	(9)
				$(153)

As a result of these interest rate swaps, interest expense decreased by $0.7 million and $0.5 million in 2007 and 2006, respectively, and increased by $0.2 million in 2005. A loss of $0.1 million, net of tax, is reflected in accumulated other comprehensive income (loss) as of December 31, 2007.

Commodity Hedges

We have entered into various types of derivative instruments covering a portion of our projected natural gas, oil and NGL production or processing, as applicable, to reduce our exposure to market price volatility as discussed more fully below and elsewhere in this report. As of December 31, 2007, our derivative instruments were comprised of swaps and collars.

- *Swaps.* We receive or pay a fixed price for the hedged commodity and pay or receive a floating market price to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount due to or paid from the counterparty.
- *Collars.* A collar contains a fixed floor price (put) and a ceiling price (call). If the market price exceeds the call strike price or falls below the put strike price, we receive the fixed price and pay the market price. If the market price is between the call and the put strike price, no payments are due from either party.
- *Fractionation Spreads.* In our mid-stream segment, when we enter into both NGL sales swaps and natural gas purchase swaps, we attempt to lock in our fractionation spread for natural gas processed. The fractionation spread is the difference in the value received for the NGLs recovered from natural gas in comparison to the amount received for the equivalent MMBtu's of natural gas if unprocessed.

Currently all of our commodity hedges are cash flow hedges and there is no material amount of ineffectiveness. At December 31, 2007, we recorded the fair value of our commodity hedges on our balance sheet as derivative assets of $2.0 million and derivative liabilities of $0.1 million. At December 31, 2006, we had derivative assets of $1.4 million and no derivative liabilities.

We recognize the effective portion of changes in fair value as accumulated other comprehensive income (loss), and reclassify the sales to revenue and the purchases to expense as the underlying transactions are settled. As of December 31, 2007, we had a gain of $2.1 million, net of tax, from our oil and natural gas segment derivatives and a loss of $0.8 million, net of tax, from our mid-stream segment derivatives in accumulated other comprehensive income (loss). At December 31, 2007 all of our commodity instruments were short-term and will be settled into earnings within twelve months. Realized earnings from our commodity derivative settlements included in revenues and expenses were as follows at December 31:

	2007	2006	2005
		(In thousands)	
Increases (decreases) in:			
Oil and natural gas revenue	$ 2,589	$ —	$(4,081)
Gas gathering and processing revenue	(2,078)	—	—
Gas gathering and processing expense	1,694	—	—
Impact on pre-tax earnings	$(1,183)	$ —	$(4,081)

At December 31, 2007, the following cash flow hedges were outstanding:

Oil and Natural Gas Segment:

Term	Sell/ Purchase	Commodity	Hedged Volume	Average Fixed Price	Market
Jan'08 – Apr'08	Sell	Liquids—swap (1)	388,000 Gal/mo	$1.235	OPIS—Conway
Jan'08 – Apr'08	Sell	Liquids—swap (1)	500,000 Gal/mo	$1.164	OPIS—Mont Belvieu
Jan'08 – Dec'08	Sell	Crude oil—swap	1,000 Bbl/day	$91.32	WTI—NYMEX
Jan'08 – Dec'08	Sell	Crude oil—collar	1,000 Bbl/day	$85.00 put & $98.75 call	WTI—NYMEX
Jan'08 – Dec'08	Sell	Natural gas—swap	10,000 MMBtu/day	$7.615	IF—Centerpoint East
Jan'08 – Dec'08	Sell	Natural gas—collar	10,000 MMBtu/day	$7.00 put & $8.40 call	IF—Centerpoint East
Jan'08 – Dec'08	Sell	Natural gas—collar	10,000 MMBtu/day	$7.20 put & $8.80 call	IF—CP Tenn (Zone 0)

(1) Types of liquids include ethane and propane.

Mid-Stream Segment:

Term	Sell/ Purchase	Commodity	Hedged Volume	Average Fixed Price	Market
Jan'08 – Apr'08	Sell	Liquids—swap (1)	1,836,000 Gal/mo	$1.424	OPIS—Conway
Jan'08 – Apr'08	Purchase	Natural gas—swap	171,000 MMBtu/mo	$6.673	IF—PEPL
May'08 – Jul'08	Sell	Liquids—swap (2)	1,038,000 Gal/mo	$1.109	OPIS—Conway
May'08 – Jul'08	Purchase	Natural gas—swap	85,000 MMBtu/mo	$6.415	IF—PEPL

(1) Types of liquids include natural gasoline, ethane, propane, isobutane and natural butane.

(2) Types of liquids include ethane and propane.

Subsequent to December 31, 2007, we entered into the following cash flow hedges:

Oil and Natural Gas Segment:

Term	Sell/ Purchase	Commodity	Hedged Volume	Average Fixed Price	Market
Jan'08 – Apr'08	Sell	Liquids—swap (1)	194,000 Gal/mo	$1.288	OPIS—Conway
Jan'08 – Apr'08	Sell	Liquids—swap (1)	250,000 Gal/mo	$1.239	OPIS—Mont Belvieu
Jan'08 – Dec'08	Sell	Crude oil—collar	500 Bbl/day	$90.00 put & $102.50 call	WTI—NYMEX
Feb'08 – Dec'08	Sell	Natural gas—swap	10,000 MMBtu/day	$7.43	IF—Centerpoint East
Feb'08 – Dec'08	Sell	Natural gas—collar	10,000 MMBtu/day	$7.50 put & $8.70 call	NGPL—TXOK
Jan'09 – Dec'09	Sell	Natural gas—swap	10,000 MMBtu/day	$7.77	IF—Centerpoint East
Jan'09 – Dec'09	Sell	Natural gas—swap	10,000 MMBtu/day	$8.28	IF—CP Tenn (Zone 0)

(1) Types of liquids include ethane and propane.

Mid-Stream Segment:

Term	Sell/ Purchase	Commodity	Hedged Volume	Average Fixed Price	Market
Aug'08 – Dec'08	Sell	Propane	188,000 Gal/mo	$1.434	OPIS—Conway
Aug'08 – Dec'08	Purchase	Natural gas—swap	17,000 MMBtu/mo	$6.908	IF—PEPL

NOTE 13—COMMITMENTS AND CONTINGENCIES

We lease office space in Tulsa and Woodward, Oklahoma; Houston and Midland, Texas; and Denver, Colorado under the terms of operating leases expiring through January, 2012. Additionally, we have several equipment leases and lease space on short-term commitments to stack excess drilling rig equipment and production inventory. Future minimum rental payments under the terms of the leases are approximately $1.8 million, $1.8 million and $0.4 million in 2008, 2009 and 2010, respectively. Total rent expense incurred was $1.7 million, $1.3 million and $1.1 million in 2007, 2006 and 2005, respectively.

The Unit 1984 Oil and Gas Limited Partnership and the 1986 Energy Income Limited Partnership agreements along with the employee oil and gas limited partnerships require, on the election of a limited partner, that we repurchase the limited partner's interest at amounts to be determined by appraisal in the future. These repurchases in any one year are limited to 20% of the units outstanding. We made repurchases of $7,000 and $4,000 in 2006 and 2005, respectively, and had no repurchases in 2007.

We manage our exposure to environmental liabilities on properties to be acquired by identifying existing problems and assessing the potential liability. We also conduct periodic reviews, on a company-wide basis, to identify changes in our environmental risk profile. These reviews evaluate whether there is a probable liability, its amount, and the likelihood that the liability will be incurred. The amount of any potential liability is determined by considering, among other matters, incremental direct costs of any likely remediation and the proportionate cost of employees who are expected to devote a significant amount of time directly to any possible remediation effort. As it relates to evaluations of purchased properties, depending on the extent of an identified environmental problem, we may exclude a property from the acquisition, require the seller to remediate the property to our satisfaction, or agree to assume liability for the remediation of the property.

We have not historically experienced any environmental liability while being a contract driller since the greatest portion of risk is borne by the operator. Any liabilities we have incurred have been small and have been resolved while the drilling rig is on the location and the cost has been included in the direct cost of drilling the well.

We have committed to purchase approximately $26.5 million of drill pipe and drill collars in 2008. We have also committed to purchase $1.5 million of drilling rig components with 20% or $0.3 million paid through December 31, 2007.

We are subject to various legal proceedings arising in the ordinary course of our various businesses none of which, in our opinion, will result in judgments which would have a material adverse effect on our financial position, operating results or cash flows.

NOTE 14—INDUSTRY SEGMENT INFORMATION

We have three business segments: contract drilling, oil and natural gas exploration and mid-stream operations, representing our three main business units offering different products and services. The contract drilling segment is engaged in the land contract drilling of oil and natural gas wells, the oil and natural gas exploration segment is engaged in the development, acquisition and production of oil and natural gas properties and the mid-stream segment is engaged in the buying, selling, gathering, processing and treating of natural gas.

The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies" (Note 2). We evaluate the performance of our business segments based on operating income, which is defined as operating revenues less operating expenses and depreciation, depletion and amortization. We also have some natural gas production in Canada, which is not significant.

	2007	2006	2005
		(In thousands)	
Revenues:			
Contract drilling	$ 673,517	$ 741,176	$ 483,501
Elimination of inter-segment revenue	45,875	41,780	21,360
Contract drilling net of inter-segment revenue	627,642	699,396	462,141
Oil and natural gas exploration	391,480	357,599	318,208
Gas gathering and processing	161,679	115,146	109,652
Elimination of inter-segment revenue	23,084	13,283	9,188
Gas gathering and processing net of inter-segment revenue	138,595	101,863	100,464
Other	1,037	3,527	4,795
Total revenues	$1,158,754	$1,162,385	$ 885,608
Operating income (1):			
Contract drilling	$ 266,058	$ 333,555	$ 152,793
Oil and natural gas exploration	166,954	168,355	190,147
Gas gathering and processing	7,760	6,782	4,718
Total operating income	440,772	508,692	347,658
General and administrative expense	(22,036)	(18,690)	(14,343)
Interest expense	(6,362)	(5,273)	(3,437)
Other income (expense)—net	1,037	3,527	4,795
Income before income taxes	$ 413,411	$ 488,256	$ 334,673
Identifiable assets (2):			
Contract drilling	$ 879,784	$ 755,290	$ 593,328
Oil and natural gas exploration	1,148,633	979,362	752,538
Gas gathering and processing	148,865	123,500	97,486
Total identifiable assets	2,177,282	1,858,152	1,443,352
Corporate assets	22,537	15,944	12,843
Total assets	$2,199,819	$1,874,096	$1,456,195
Capital expenditures:			
Contract drilling	$ 220,424(3)	$ 170,485(4)	$ 142,242(5)
Oil and natural gas exploration	307,337	350,156(6)	274,597
Gas gathering and processing	34,176	42,942(7)	21,796
Other	2,190	2,566	1,753
Total capital expenditures	$ 564,127	$ 566,149	$ 440,388
Depreciation, depletion and amortization:			
Contract drilling	$ 56,804	$ 51,959	$ 42,876
Oil and natural gas exploration	127,417	108,124	67,282
Gas gathering and processing	11,059	6,247	3,279
Other	831	736	857
Total depreciation, depletion and amortization	$ 196,111	$ 167,066	$ 114,294

(1) Operating income is total operating revenues less operating expenses, depreciation, depletion and amortization and does not include non-operating revenues, general corporate expenses, interest expense or income taxes.

(2) Identifiable assets are those used in Unit's operations in each industry segment. Corporate assets are principally cash and cash equivalents, short-term investments, corporate leasehold improvements, furniture and equipment.

(3) Includes $5.3 million of goodwill from the acquisition in June 2007.

(4) Includes $17.9 million of goodwill from the third and final year of the SerDrilco earn-out agreement.

(5) Includes $1.1 million for goodwill acquired in the Strata Drilling, L.L.C. and $7.6 million for goodwill from the second year of the SerDrilco earn-out agreement.

(6) Includes $10.2 million for capitalized cost relating to plugging liability recorded in 2006.

(7) Includes $18.0 million for capitalized intangibles.

NOTE 15—SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for 2007 and 2006 is as follows:

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In thousands except per share amounts)			
2007:				
Revenues	$277,271	$286,640	$286,335	$308,508
Gross profit (1)	$106,829	$108,916	$106,509	$118,518
Net income	$ 64,482	$ 65,566	$ 64,061	$ 72,149
Net income per common share:				
Basic	$ 1.39	$ 1.41	$ 1.38	$ 1.56
Diluted (2)	$ 1.39	$ 1.41	$ 1.37	$ 1.55
2006:				
Revenues	$282,808	$280,349	$299,894	$299,334
Gross profit (1)	$122,649	$123,642	$134,369	$128,032
Net income	$ 74,913	$ 74,817	$ 81,265	$ 81,182
Net income per common share:				
Basic (2)	$ 1.62	$ 1.62	$ 1.76	$ 1.76
Diluted	$ 1.61	$ 1.61	$ 1.75	$ 1.75

(1) Gross profit excludes other revenues, general and administrative expense and interest expense.

(2) Due to the effect of rounding the basic earnings per share for the year's four quarters does not equal annual earnings per share.

UNIT CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL OIL AND GAS DISCLOSURES

Our oil and gas operations are substantially located in the United States. We do have operations in Canada that are insignificant. The capitalized costs at year end and costs incurred during the year were as follows:

	2007	2006	2005
		(In thousands)	
Capitalized costs:			
Proved properties	$1,624,478	$1,330,010	$ 995,119
Unproved properties	64,722	53,687	38,421
	1,689,200	1,383,697	1,033,540
Accumulated depreciation, depletion, amortization and impairment	(589,029)	(462,310)	(354,706)
Net capitalized costs	$1,100,171	$ 921,387	$ 678,834
Cost incurred:			
Unproved properties acquired	$ 33,398	$ 29,262	$ 23,814
Proved properties acquired	1,820	92,278	106,921
Exploration	37,673	26,008	16,862
Development	235,203	192,421	125,073
Asset retirement obligation	(757)	10,187	1,927
Total costs incurred	$ 307,337	$ 350,156	$ 274,597

The following table shows a summary of the oil and natural gas property costs not being amortized at December 31, 2007, by the year in which such costs were incurred:

	2007	2006	2005	2004 and Prior	Total
			(In thousands)		
Undeveloped Leasehold Acquired	$31,220	$15,889	$14,968	$2,645	$64,722

Unproved properties not subject to amortization relates to properties which are not individually significant and consist primarily of lease acquisition costs. The evaluation process associated with these properties has not been completed and therefore, the company is unable to estimate when these costs will be included in the amortization calculation.

The results of operations for producing activities are provided below.

	2007	2006	2005
		(In thousands)	
Revenues	$ 386,231	$ 352,460	$ 314,543
Production costs	(84,382)	(70,869)	(53,449)
Depreciation, depletion and amortization	(126,719)	(107,604)	(66,910)
	175,130	173,987	194,184
Income tax expense	(62,337)	(62,816)	(70,929)
Results of operations for producing activities (excluding corporate overhead and financing costs)	$ 112,793	$ 111,171	$ 123,255

Estimated quantities of proved developed oil, liquids and natural gas reserves and changes in net quantities of proved developed and undeveloped oil, liquids and natural gas reserves were as follows (unaudited):

	Oil Bbls	Liquids Bbls	Natural Gas Mcf
	(In thousands)		
2007:			
Proved developed and undeveloped reserves:			
Beginning of year	9,357	2,226	406,400
Revision of previous estimates (1)	(111)	2,830	(16,382)
Extensions, discoveries and other additions	1,521	1,878	72,642
Purchases of minerals in place	—	—	420
Production	(1,091)	(785)	(43,464)
End of Year	9,676	6,149	419,616
Proved developed reserves:			
Beginning of year	7,465	2,042	307,734
End of year	7,770	5,133	326,071
2006:			
Proved developed and undeveloped reserves:			
Beginning of year	8,052	1,819	352,841
Revision of previous estimates	(20)	179	(2,779)
Extensions, discoveries and other additions	1,240	638	71,453
Purchases of minerals in place	1,119	31	29,067
Sales of minerals in place	(22)	—	(12)
Production	(1,012)	(441)	(44,170)
End of Year	9,357	2,226	406,400
Proved developed reserves:			
Beginning of year	6,763	1,691	269,379
End of year	7,465	2,042	307,734
2005:			
Proved developed and undeveloped reserves:			
Beginning of year	7,487	1,074	295,406
Revision of previous estimates	(245)	462	(2,072)
Extensions, discoveries and other additions	584	521	50,941
Purchases of minerals in place	1,072	—	43,056
Sales of minerals in place	—	—	(432)
Production	(846)	(238)	(34,058)
End of Year	8,052	1,819	352,841
Proved developed reserves:			
Beginning of year	5,956	1,074	223,611
End of year	6,763	1,691	269,379

(1) As a result of processing more natural gas liquids out of our natural gas, revisions of previous estimates reflect an increase in NGLs derived from natural gas.

Oil, NGLs and natural gas reserves cannot be measured exactly. Estimates of oil, NGLs and natural gas reserves require extensive judgments of reservoir engineering data and are generally less precise than other estimates made in connection with financial disclosures. We use Ryder Scott Company, independent petroleum consultants, to audit our reserves as prepared by our reservoir engineers. The wells or locations for which estimates of reserves were audited were reserves that comprised the top 83% of the total proved discounted future net income based on the unescalated pricing policy of the SEC as taken from reserve and income projections prepared by us as of December 31, 2007.

Proved oil and gas reserves, as defined in SEC Rule 4-10(a), are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

Reservoirs are considered proved if economic productibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

- that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
- the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Estimates of proved reserves do not include the following:

- oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";
- crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;
- crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and
- crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved developed oil, NGLs and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped oil, NGLs and natural gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Estimates of oil, NGLs and natural gas reserves require extensive judgments of reservoir engineering data as previously explained. Assigning monetary values to such estimates does not reduce the subjectivity and changing nature of such reserve estimates. Indeed the uncertainties inherent in the disclosure are compounded by applying additional estimates of the rates and timing of production and the costs that will be incurred in developing and producing the reserves. The information set forth in this report is, therefore, subjective and, since judgments are involved, may not be comparable to estimates submitted by other oil and natural gas producers. In addition, since prices and costs do not remain static and no price or cost escalations or de-escalations have been considered, the results are not necessarily indicative of the estimated fair market value of estimated proved reserves, nor of estimated future cash flows.

The standardized measure of discounted future net cash flows ("SMOG") was calculated using year-end prices and costs, and year-end statutory tax rates, adjusted for permanent differences that relate to existing proved oil, NGLs and natural gas reserves. SMOG as of December 31 is as follows (unaudited):

	2007	2006	2005
		(In thousands)	
Future cash flows	$ 3,890,789	$2,749,673	$3,223,210
Future production costs	(1,007,681)	(763,677)	(753,933)
Future development costs	(234,415)	(218,749)	(142,259)
Future income tax expenses	(880,560)	(538,720)	(792,052)
Future net cash flows	1,768,133	1,228,527	1,534,966
10% annual discount for estimated timing of cash flows	(777,802)	(543,632)	(671,283)
Standardized measure of discounted future net cash flows relating to proved oil, NGLs and natural gas reserves	$ 990,331	$ 684,895	$ 863,683

The principal sources of changes in the standardized measure of discounted future net cash flows were as follows (unaudited):

	2007	2006	2005
		(In thousands)	
Sales and transfers of oil and natural gas produced, net of production costs	$(301,847)	$(281,591)	$(261,094)
Net changes in prices and production costs	344,497	(408,186)	357,793
Revisions in quantity estimates and changes in production timing	(155)	(4,190)	(2,821)
Extensions, discoveries and improved recovery, less related costs	311,529	197,897	218,923
Changes in estimated future development costs	19,971	(10,875)	(14,281)
Previously estimated cost incurred during the period	49,333	30,112	21,330
Purchases of minerals in place	1,540	65,531	128,187
Sales of minerals in place	—	(399)	(640)
Accretion of discount	98,412	131,290	78,706
Net change in income taxes	(192,045)	149,990	(183,764)
Other—net	(25,799)	(48,367)	(268)
Net change	305,436	(178,788)	342,071
Beginning of year	684,895	863,683	521,612
End of year	$ 990,331	$ 684,895	$ 863,683

Our SMOG and changes to it were determined in accordance with Statement of Financial Accounting Standards No. 69. Certain information concerning the assumptions used in computing SMOG and their inherent limitations are discussed below. We believe this information is essential for a proper understanding and assessment of the data presented.

The assumptions used to compute SMOG do not necessarily reflect our expectations of actual revenues to be derived from those reserves nor their present worth. Assigning monetary values to the reserve quantity estimation process does not reduce the subjective and ever-changing nature of reserve estimates. Additional subjectivity occurs when determining present values because the rate of producing the reserves must be estimated. In addition to difficulty inherent in predicting the future, variations from the expected production rate could result from factors outside of our control, such as unintentional delays in development, environmental concerns or changes in prices or regulatory controls. Also, the reserve valuation assumes that all reserves will be disposed of by production. However, other factors such as the sale of reserves in place could affect the amount of cash eventually realized.

Future cash flows are computed by applying year-end spot prices of $95.98 per barrel for oil, $66.89 per barrel for NGLs and $6.22 per Mcf for natural gas relating to proved reserves and to the year-end quantities of those reserves. Future price changes are considered only to the extent provided by contractual arrangements in existence at year-end.

Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil, NGLs and natural gas reserves at the end of the year, based on continuation of existing economic conditions.

Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the future pretax net cash flows relating to proved oil, NGLs and natural gas reserves less the tax basis of our properties. The future income tax expenses also give effect to permanent differences and tax credits and allowances relating to our proved oil, NGLs and natural gas reserves.

Care should be exercised in the use and interpretation of the above data. As production occurs over the next several years, the results shown may be significantly different as changes in production performance, petroleum prices and costs are likely to occur.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

(a) **Evaluation of Disclosure Controls and Procedures**

The company maintains "disclosure controls and procedures," as that term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed in reports the company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is collected and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating its disclosure controls and procedures, our management recognized that no matter how well conceived and operated, disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet, and our management believes that they meet, reasonable assurance standards. Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, the company's disclosure controls and procedures were effective.

(b) **Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that is defined in Exchange Act Rule 13a-15(f). Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(c) **Changes in Internal Control Over Financial Reporting**

During the last quarter, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

In accordance with Instruction G(3) of Form 10-K, the information required by this item is incorporated in this report by reference to the Proxy Statement, except for the information regarding our executive officers which is presented below. The Proxy Statement will be filed before our annual shareholders' meeting scheduled to be held on May 7, 2008.

Our Code of Ethics and Business Conduct applies to all directors, officers and employees, including our Chief Executive Officer, our Chief Financial Officer and our Controller. You can find our Code of Ethics and Business Conduct on our internet website, www.unitcorp.com. We will post any amendments to the Code of Ethics and Business Conduct, and any waivers that are required to be disclosed by the rules of either the SEC or the NYSE, on our internet website.

Because our common stock is listed on the NYSE, our Chief Executive Officer was required to make, and he has made, an annual certification to the NYSE stating that he was not aware of any violation of our corporate governance listing standards of the NYSE. Our Chief Executive Officer made his annual certification to that effect to the NYSE as of May 3, 2007. In addition, we have filed, as exhibits to this Annual Report on Form 10-K, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 to be filed with the SEC regarding the quality of our public disclosure.

Executive Officers

The table below and accompanying text sets forth certain information as of February 15, 2008 concerning each of our executive officers as well as certain officers of our subsidiaries. There were no arrangements or understandings between any of the officers and any other person(s) under which the officers were elected.

NAME	AGE	POSITION HELD
Larry D. Pinkston ...	53	Chief Executive Officer since April 1, 2005, Director since January 15, 2004, President since August 1, 2003, Chief Operating Officer since February 24, 2004, Vice President and Chief Financial Officer from May 1989 to February 24, 2004
Mark E. Schell	50	Senior Vice President since December 2002, General Counsel and Corporate Secretary since January 1987
David T. Merrill	47	Chief Financial Officer and Treasurer since February 24, 2004, Vice President of Finance from August 2003 to February 24, 2004
Brad J. Guidry	52	Senior Vice President, Unit Petroleum Company since March 1, 2005
John Cromling	60	Executive Vice President, Unit Drilling Company since April 15, 2005
Robert Parks	53	A Manager and President, Superior Pipeline Company, L.L.C. since June 1996
Richard E. Heck	47	Vice President, Safety, Health and Environment since January 2008

Mr. Pinkston joined the company in December, 1981. He had served as Corporate Budget Director and Assistant Controller before being appointed Controller in February, 1985. In December, 1986 he was elected Treasurer of the company and was elected to the position of Vice President and Chief Financial Officer in May, 1989. In August, 2003, he was elected to the position of President. He was elected a director of the company by the Board in January, 2004. In February, 2004, in addition to his position as President, he was elected to the office of Chief Operating Officer. In April 2005, he also began serving as Chief Executive Officer. Mr. Pinkston holds the offices of President, Chief Executive Officer and Chief Operating Officer. He holds a Bachelor of Science Degree in Accounting from East Central University of Oklahoma.

Mr. Schell joined the company in January 1987, as its Secretary and General Counsel. In December 2002, he was elected to the additional position as Senior Vice President. From 1979 until joining the company, Mr. Schell was Counsel, Vice President and a member of the Board of Directors of C&S Exploration, Inc. He received a Bachelor of Science degree in Political Science from Arizona State University and his Juris Doctorate degree from the University of Tulsa Law School. He is a member of the Oklahoma and American Bar Association as well as being a member of the American Corporate Counsel. He also serves as a director of the Oklahoma Independent Producers Association.

Mr. Merrill joined the company in August 2003 and served as its Vice President of Finance until February 2004 when he was elected to the position of Chief Financial Officer and Treasurer. From May 1999 through August 2003, Mr. Merrill served as Senior Vice President, Finance with TV Guide Networks, Inc. From July 1996 through May 1999 he was a Senior Manager with Deloitte & Touche LLP. From July 1994 through July 1996 he was Director of Financial Reporting and Special Projects for MAPCO, Inc. He began his career as an auditor with Deloitte, Haskins & Sells in 1983. Mr. Merrill received a Bachelor of Business Administration Degree in Accounting from the University of Oklahoma and is a Certified Public Accountant.

Mr. Guidry joined Unit Petroleum Company in August 1988 as a Staff Geologist. In 1991, he was promoted to Geologic Manager overseeing the Geologic Operations of the company. In January 2003, he was promoted to Vice President of the West division. In March 2005, Mr. Guidry was promoted to Senior Vice President of Exploration for Unit Petroleum Company. From 1979 to 1988, he was employed as a Division Geologist for Reading and Bates Petroleum Co. From 1978 to 1979, he worked with ANR Resources in Houston. He began his career as an open hole well logging engineer with Dresser Atlas Oilfield Services. Mr. Guidry graduated from Louisiana State University with a Bachelor of Science degree in Geology.

Mr. Cromling joined Unit Drilling Company in 1997 as a Vice-President and Division Manager. In April 2005, he was promoted to the position of Executive Vice-President of Drilling for Unit Drilling Company. In 1980, he formed Cromling Drilling Company which managed and operated drilling rigs until 1987. From 1987 to 1997, Cromling Drilling Company provided engineering consulting services and generated and drilled oil and natural gas prospects. Prior to this, he was employed by Big Chief Drilling for 11 years and served as Vice-President. Mr. Cromling graduated from the University of Oklahoma with a degree in Petroleum Engineering.

Mr. Parks founded Superior Pipeline Company, L.L.C. in 1996. When Superior was acquired by the company in July 2004, he continued with Superior as one of its managers and as its President. From April 1992 through April 1996 Mr. Parks served as Vice-President—Gathering and Processing for Cimarron Gas Companies. From December 1986 through March 1992, he served as Vice-President—Business Development for American Central Gas Companies. Mr. Parks began his career as an engineer with Cities Service Company in 1978. He received a Bachelor of Science degree in Chemical Engineering from Rice University and his M.B.A. from the University of Texas at Austin.

Mr. Heck joined Unit Drilling Company in March 2005 as Director of Safety, Health and Environment. In January 2008, he was promoted to the position of Vice President, Safety, Health and Environment for Unit Corporation. From 2001 through 2003 Mr. Heck was a Senior Safety and Loss Prevention Manager with the Williams Companies. From 1998 to 2001 he served as Director of Safety, Health and Environment for MAPCO's Thermogas Company. Mr. Heck worked with Union Oil Company of California from 1984 to 1998. He started his career with Union Oil as a drilling engineer prior to serving in various safety, health and environmental positions. Mr. Heck graduated from the New Mexico Institute of Mining and Technology with a Bachelor of Science Degree in Petroleum Engineering.

Item 11. ***Executive Compensation***

In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated into this report by reference to the Proxy Statement (see Item 10 above).

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The following table provides information for all equity compensation plans as of the fiscal year ended December 31, 2007, under which our equity securities were authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders (1)	409,630(2)	$28.64	1,745,468(3)
Equity compensation plans not approved by security holders	—	—	—
Total	409,630	$28.64	1,745,468

(1) Shares awarded under all above plans may be newly issued, from our treasury or acquired in the open market.

(2) This number includes the following:

267,130 stock options outstanding under the company's Amended and Restated Stock Option Plan.
142,500 stock options outstanding under the Non-Employee Directors' Stock Option Plan.

(3) This number reflects 31,500 shares available for issuance under the Non-Employee Directors' Stock Option Plan and 1,713,968 shares available for issuance under the Unit Corporation Stock and Incentive Compensation Plan. No more than 2,000,000 of the shares available under the Unit Corporation Stock and Incentive Compensation Plan may be issued as "incentive stock options" and all of the shares available under this plan may be issued as restricted stock. In addition, shares related to grants that are forfeited, terminated, cancelled, expire unexercised, or settled in such manner that all or some of the shares are not issued to a participant shall immediately become available for issuance.

In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated into this report by reference to the Proxy Statement (see Item 10 above).

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated into this report by reference to the Proxy Statement (see Item 10 above).

Item 14. ***Principal Accounting Fees and Services***

In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated into this report by reference to the Proxy Statement (see Item 10 above).

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) Financial Statements, Schedules and Exhibits:

1. ***Financial Statements:***

Included in Part II of this report:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2007 and 2006
Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2005, 2006 and 2007
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
Notes to Consolidated Financial Statements

2. ***Financial Statement Schedules:***

Included in Part IV of this report for the years ended December 31, 2007, 2006 and 2005:

Schedule II—Valuation and Qualifying Accounts and Reserves

Other schedules are omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements or notes thereto.

3. ***Exhibits:***

The exhibit numbers in the following list correspond to the numbers assigned such exhibits in the Exhibit Table of Item 601 of Regulation S-K.

3.1	Restated Certificate of Incorporation of Unit Corporation (filed as Exhibit 3.1 to Form S-3 (file No. 333-83551), which is incorporated herein by reference).
3.1.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to Unit's Form 8-K, dated May 9, 2006 which incorporated herein by reference).
3.2	By-Laws of Unit Corporation as amended and restated through June 19, 2007 (filed as Exhibit 3.2 to Unit's Form 8-K, dated June 21, 2007 which is incorporated herein by reference).
4.2.1	Form of Common Stock Certificate (filed as Exhibit 4.1 on Form S-3 as S.E.C. File No. 333-83551, which is incorporated herein by reference).
4.2.2	Rights Agreement as amended and restated on May 18, 2005 (filed as Exhibit 4.1 to Unit's Form 8-K dated May 18, 2005, which is incorporated herein by reference).
4.3	Indenture (filed as Exhibit 4.3 to Unit's Form S-3 filed with the S.E.C. File No. 333-104165, which is incorporated herein by reference).
10.1.1	Third Amended and Restated Security Agreement effective November 1, 2005 (filed as Exhibit 10.2 to Unit's Form 8-K dated November 4, 2005, which is incorporated herein by reference).
10.1.2*	Form of Unit Corporation Restricted Stock Bonus Agreement (filed as Exhibit 10.1 to Unit's Form 8-K dated December 13, 2005, which is incorporated herein by reference).
10.1.3*	Unit Corporation Stock and Incentive Compensation Plan (incorporated herein by reference to Appendix A to the Company's Proxy Statement for its 2006 Annual Meeting filed on March 29, 2006).

10.1.4 Consulting Agreement with John G. Nikkel dated April 9, 2007 (filed as Exhibit 10.1 to Unit's Form 8-K dated April 10, 2007, which is incorporated herein by reference).

10.1.5 First Amended and Restated Senior Credit Agreement dated May 24, 2007 (filed as Exhibit 10.1 to Unit's Form 8-K dated May 25, 2007, which is incorporated herein by reference).

10.2.1 Unit 1979 Oil and Gas Program Agreement of Limited Partnership (filed as Exhibit I to Unit Drilling and Exploration Company's Registration Statement on Form S-1 as S.E.C. File No. 2-66347, which is incorporated herein by reference).

10.2.2 Unit 1984 Oil and Gas Program Agreement of Limited Partnership (filed as an Exhibit 3.1 to Unit 1984 Oil and Gas Program's Registration Statement Form S-1 as S.E.C. File No. 2-92582, which is incorporated herein by reference).

10.2.3* Unit Drilling and Exploration Employee Bonus Plan (filed as Exhibit 10.16 to Unit's Registration Statement on Form S-4 as S.E.C. File No. 33-7848, which is incorporated herein by reference).

10.2.4* Unit's Amended and Restated Stock Option Plan (filed as an Exhibit to Unit's Registration Statement on Form S-8 as S.E.C. File No's. 33-19652, 33-44103, 33-64323 and 333-39584 which is incorporated herein by reference).

10.2.5* Unit Corporation Non-Employee Directors' Stock Option Plan (filed as an Exhibit to Form S-8 as S.E.C. File No. 33-49724, which is incorporated herein by reference).

10.2.6* Unit Corporation Employees' Thrift Plan (filed as an Exhibit to Form S-8 as S.E.C. File No. 33-53542, which is incorporated herein by reference).

10.2.7 Unit Consolidated Employee Oil and Gas Limited Partnership Agreement (filed as an Exhibit to Unit's Annual Report under cover of Form 10-K for the year ended December 31, 1993, which is incorporated herein by reference).

10.2.8* Unit Corporation Salary Deferral Plan (filed as an Exhibit to Unit's Annual Report under cover of Form 10-K for the year ended December 31, 1993, which is incorporated herein by reference).

10.2.9* Separation Agreement, dated May 11, 2001, between the Registrant and Mr. Kirchner (filed as Exhibit 99.4 to Unit's Form 8-K dated May 18, 2001, which is incorporated herein by reference).

10.2.10* Consulting Agreement, dated December 16, 2004, between John G. Nikkel and the Registrant (filed as Exhibit 10.4 to Unit's Form 8-K dated December 20, 2004).

10.2.11* Unit Corporation Separation Benefit Plan for Senior Management as amended (filed as an Exhibit 10.1 to Unit's Form 8-K dated December 20, 2004).

10.2.12* Unit Corporation Special Separation Benefit Plan as amended (filed as Exhibit 10.3 to Unit's Form 8-K dated December 20, 2004).

10.2.13* Consulting Agreement Renewal dated April 12, 2006, between John G. Nikkel and the Registrant (filed as Exhibit 99.1 to Unit's Form 8-K dated April 18, 2006).

10.2.14 Unit 2000 Employee Oil and Gas Limited Partnership Agreement of Limited Partnership (filed as an Exhibit to Unit's Annual Report under the cover of Form 10-K for the year ended December 31, 1999).

10.2.15* Unit Corporation 2000 Non-Employee Directors' Stock Option Plan (filed as an Exhibit to Form S-8 as S.E.C. File No. 333-38166, which is incorporated herein by reference).

10.2.16 Unit 2001 Employee Oil and Gas Limited Partnership Agreement of Limited Partnership (filed as an Exhibit to Unit's Annual Report under the cover of Form 10-K for the year ended December 31, 2000).

10.2.17	Unit 2002 Employee Oil and Gas Limited Partnership Agreement of Limited Partnership (filed as an Exhibit to Unit's Annual Report under cover of Form 10-K for the year ended December 31, 2001).
10.2.18	Unit 2003 Employee Oil and Gas Limited Partnership Agreement of Limited Partnership (filed as an Exhibit to Unit's Annual Report under cover of Form 10-K for the year ended December 31, 2002).
10.2.19	Unit 2004 Employee Oil and Gas Limited Partnership Agreement of Limited Partnership (filed as an Exhibit to Unit's Annual Report under cover of Form 10-K for the year ended December 31, 2003).
10.2.20	Unit 2005 Employee Oil and Gas Limited Partnership Agreement of Limited Partnership (filed as an Exhibit to Unit's Annual Report under cover of Form 10-K for the year ended December 31, 2004).
10.2.21*	Form of Indemnification Agreement entered into between the Company and its executive officers and directors (filed as Exhibit 10.1 to Unit's Form 8-K dated February 22, 2005, which is incorporated herein by reference).
10.2.22	Unit 2006 Employee Oil and Gas Limited Partnership Agreement of Limited Partnership (filed as an Exhibit to Unit's Annual Report under cover of Form 10-K for the year ended December 31, 2005).
10.2.23	Unit 2007 Employee Oil and Gas Limited Partnership Agreement of Limited Partnership (filed as an Exhibit to Unit's Annual Report under cover of Form 10-K for the year ended December 31, 2006).
10.2.24	Separation Benefit Plan as amended August 21, 2007 (filed as an Exhibit to Unit's Form 10-Q for the quarter ended September 30, 2007).
10.2.25	Unit 2008 Employee Oil and Gas Limited Partnership Agreement of Limited Partnership (filed herein).
21	Subsidiaries of the Registrant (filed herein).
23.1	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP (filed herein).
23.2	Consent of Ryder Scott Company, L.P. (filed herein).
31.1	Certification of Chief Executive Officer under Rule 13a - 14(a) of the Exchange Act (filed herein).
31.2	Certification of Chief Financial Officer under Rule 13a - 14(a) of the Exchange Act (filed herein).
32	Certification of Chief Executive Officer and Chief Financial Officer under Rule 13a-14(a) of the Exchange Act and 18 U.S.C. Section 1350, as adopted under Section 906 of the Sarbanes-Oxley Act of 2002 (filed herein).

---

* Indicates a management contract or compensatory plan identified under the requirements of Item 15 of Form 10-K.

Schedule II

UNIT CORPORATION AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Allowance for Doubtful Accounts:

Description	Balance at Beginning of Period	Additions Charged to Costs & Expenses	Deductions & Net Write-Offs	Balance at End of Period
		(In thousands)		
Year ended December 31, 2007	$1,600	$1,750	$ —	$3,350
Year ended December 31, 2006	$1,612	$ —	$ 12	$1,600
Year ended December 31, 2005	$1,661	$ —	$ 49	$1,612

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIT CORPORATION

Date: February 28, 2008

By: /s/ LARRY D. PINKSTON
LARRY D. PINKSTON
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 28th day of February, 2008.

Name	Title
/s/ JOHN G. NIKKEL **John G. Nikkel**	Chairman of the Board and Director
/s/ LARRY D. PINKSTON **Larry D. Pinkston**	President and Chief Executive Officer, Chief Operating Officer and Director (Principal Executive Officer)
/s/ DAVID T. MERRILL **David T. Merrill**	Chief Financial Officer and Treasurer (Principal Financial Officer)
/s/ STANLEY W. BELITZ **Stanley W. Belitz**	Controller (Principal Accounting Officer)
/s/ J. MICHAEL ADCOCK **J. Michael Adcock**	Director
/s/ GARY CHRISTOPHER **Gary Christopher**	Director
/s/ DON COOK **Don Cook**	Director
/s/ KING P. KIRCHNER **King P. Kirchner**	Director
/s/ WILLIAM B. MORGAN **William B. Morgan**	Director
/s/ ROBERT SULLIVAN, JR. **Robert Sullivan, Jr.**	Director
/s/ JOHN H. WILLIAMS **John H. Williams**	Director

EXHIBIT INDEX

Exhibit No.	Description
10.2.25	Unit 2008 Employee Oil and Gas Limited Partnership Agreement of Limited Partnership.
21	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.
23.2	Consent of Ryder Scott Company, L.P.
31.1	Certification of Chief Executive Officer under Rule 13a—14(a) of the Exchange Act.
31.2	Certification of Chief Financial Officer under Rule 13a—14(a) of the Exchange Act.
32	Certification of Chief Executive Officer and Chief Financial Officer under Rule 13a-14(a) of the Exchange Act and 18 U.S.C. Section 1350, as adopted under Section 906 of the Sarbanes-Oxley Act of 2002.

CORPORATE HEADQUARTERS	Unit Corporation 7130 South Lewis Avenue, Suite 1000 Tulsa, Oklahoma 74136 Telephone: 918.493.7700 www.unitcorp.com
TRANSFER AGENT & REGISTRAR	Communications concerning the transfer of shares, lost certificates and changes of address should be directed to: American Stock Transfer & Trust Co. 59 Maiden Lane, Plaza Level New York, NY 10038 800.710.0929 amstock.com
STOCK LISTING	Our common stock trades on the New York Stock Exchange under the symbol: "UNT." During 2007, 82.2 million shares of our stock were traded on the NYSE. Approximately 47.0 million shares were outstanding at the end of 2007.
SHAREHOLDER PROFILE	We had 1,333 shareholders of record at year-end 2007.
INVESTOR RELATIONS	The Form 10-Q reports are available in May, August and November. The Form 10-K and Form 10-Q are available for viewing on our web site at www.unitcorp.com. Copies of the Forms 10-K, 10-Q and Annual Report, filed with the Securities and Exchange Commission, are available without charge on written request to: Linda Baugher Investor Relations Department 7130 South Lewis Avenue, Suite 1000 Tulsa, Oklahoma 74136. Telephone: 918-493-7700.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
Tulsa, Oklahoma

INDEPENDENT PETROLEUM ENGINEERS
Ryder Scott Company, L.P.
Houston, Texas

"...UL OBJECTS T...
...E OPPOSITION OF ONE PART TO ...
AND A RECIPROCAL BALANCE."

- John Ruskin

20
UNIT CORP
07

UNIT CORPORATION

NOTICE OF THE ANNUAL MEETING OF OUR STOCKHOLDERS

AND

PROXY STATEMENT

Meeting Date..............	Wednesday, May 7, 2008
Meeting Time.............	11:00 a.m., Central Time
Meeting Place	Tulsa Room - Ninth Floor Bank of Oklahoma Tower One Williams Center Tulsa, Oklahoma 74172

Unit Corporation

Dear Stockholder:

On behalf of the board of directors and management, it is my pleasure to invite you to our Annual Meeting of Stockholders to be held on Wednesday, May 7, 2008 at 11:00 a.m., Central Time. This year's meeting will be held in the Tulsa Room on the ninth floor of the Bank of Oklahoma Tower, One Williams Center, Tulsa, Oklahoma.

By attending the meeting you will have an opportunity to hear a report on our operations and to meet our directors and officers. There will also be time for questions.

Information about the meeting, including the various matters on which you will act, may be found in the attached Notice of Annual Meeting of Stockholders and proxy statement.

We hope that you will be able to attend the Annual Meeting. However, whether or not you plan to attend the meeting in person, it is important that your shares be represented. Please vote your shares using one of the methods available to you.

If you have any further questions concerning the annual meeting or any of the proposals, please contact our investor relations department at (918) 493-7700. For questions regarding your stock ownership, you may contact our transfer agent, American Stock Transfer & Trust Company at:

Toll Free Number: (800) 710-0929
Foreign Stockholders: (718) 921-8283
Web Site Address: www.amstock.com

AST Customer Service Representatives are also available to help you through AST's "Live Help" Internet service weekdays from 9:00 a.m. - 5:00 p.m., Eastern Time.

I look forward to your participation and thank you for your continued support.

Dated this 14th day of March, 2008.

Sincerely,

John G. Nikkel
Chairman of the Board

7130 S. Lewis, Suite 1000, Tulsa, OK 74136 • PO Box 702500, Tulsa, OK 74170
Phone: (918) 493-7700 ** Fax: (918) 493-7711

UNIT CORPORATION

7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Time and Date 11:00 a.m., Central Time, on Wednesday, May 7, 2008

Place Tulsa Room on the ninth floor of the Bank of Oklahoma Tower, One Williams Center, Tulsa, Oklahoma

Items of Business

- elect three directors for a three-year term expiring in 2011 **(Item No. 1 on the proxy card)**;
- ratify the selection of PricewaterhouseCoopers LLP, Tulsa, Oklahoma, as our independent registered public accounting firm for our fiscal year 2008 **(Item No. 2 on the proxy card)**;
- transact any other business that properly comes before the meeting or any adjournment(s) of the meeting.

Record Date March 10, 2008

Voting Options Most stockholders have four options for submitting their vote:

- via the Internet at http://www.voteproxy.com,
- by phone (please see your proxy card for instructions),
- by mail, using the paper proxy card, and
- in person at the meeting.

Date of this Notice March 14, 2008

By Order of the Board of Directors,

Mark E. Schell
Senior Vice President,
Secretary and General Counsel

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the meeting, we urge you to vote.

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
MAY 7, 2008

This proxy statement and the accompanying proxy card are being mailed to our stockholders in connection with the solicitation of proxies by the board of directors for the 2008 Annual Meeting of Stockholders. Mailing of this proxy statement will commence on or about March 15, 2008.

Table of Contents

	Page
Questions and Answers	1
Corporate Governance and Board Matters	5
General governance information	5
Director independence criteria	5
Director independence determinations	7
Board structure and committees	7
Consideration of nominees for director	9
Executive sessions	10
Communications with the board	10
Board and committee evaluations	10
Directors' Compensation and Benefits	11
Cash compensation	11
Stock options	11
Director compensation table	13
Ownership of our Common Stock by Beneficial Owners and Management	14
Executive Compensation	16
Compensation committee report	16
Compensation discussion and analysis	16
Summary compensation table	29
Grant of plan-based awards	32
Outstanding equity awards at end of 2007	34
Option exercises and stock vested	36
Non-qualified deferred compensation	36
Potential Payments on Termination or Change-In-Control	38
Separation benefit plan	38
Senior management separation benefit plan	39
Special separation benefit plan	39

Change-in-control arrangements 39
Payments on termination or change-in-control table 42
Retirement or consulting agreements 44
Related Person Transactions 44
Our related person transaction policy 44
Certain transactions between the company and its officers, directors, nominees for directors and their associates 45
Report of the Audit Committee 45
Principal Accountant Fees and Services 46
Fees incurred for PricewaterhouseCoopers LLP 47
Policy on audit committee pre-approval of audit and permissible non-audit services of independent auditor 47
Compensation Committee Interlocks and Insider Participation 48
Items To Be Voted On 48
ITEM 1: Election of directors 48
ITEM 2: Ratification of appointment of independent registered public accounting firm 51
Other Matters 51
Section 16(a) beneficial ownership reporting compliance 51
Matters which may come before the meeting 52
2009 stockholder proposals or nominations 52
Communicating with us 53
Availability of our form 10-K, annual report and proxy statement 53
Incorporated by reference 53

QUESTIONS AND ANSWERS

Q: Why am I receiving these materials?

A: The board of directors of Unit Corporation, a Delaware corporation, is providing these proxy materials to you in connection with our annual meeting of stockholders, which will take place on May 7, 2008. As a stockholder, you are invited to attend the annual meeting and are entitled to and requested to vote on the items of business described in this proxy statement.

Q: Who can vote?

A: You can vote if you were a stockholder at the close of business on the record date, March 10, 2008. On that date, there were 47,152,184 shares outstanding and entitled to vote at the annual meeting.

Q: What information is contained in this proxy statement?

A: The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of our directors and certain executive officers and certain other required information.

Q: Who does the phrase "named executive officers" refer to in this proxy statement?

A: For purposes of this proxy statement, our named executive officers are:

- Larry D. Pinkston our Chief Executive Officer and President;
- Mark E. Schell our Senior Vice President, General Counsel and Secretary;
- David T. Merrill our Chief Financial Officer and Treasurer;
- John Cromling the Executive Vice President of Unit Drilling Company; and
- Bradford J. Guidry the Senior Vice President of Unit Petroleum Company.

Q: Can I access the proxy material on the Internet?

A: The proxy material is located on our web site www.unitcorp.com.

Q: How may I obtain the company's 10-K?

A: A copy of our 2007 Form 10-K can be obtained at no charge from:

Unit Corporation
Attn: Investor Relations
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136
(918) 493-7700
http://www.unitcorp.com

We will also furnish any exhibit to the 2007 Form 10-K if specifically requested.

Q: Who can attend the meeting?

A: All stockholders can attend.

Q: What am I voting on?

A: You are voting on:

- The election of three nominees as directors for terms that expire in 2011. The board's nominees are King P. Kirchner, Don Cook, and J. Michael Adcock.
- The ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2008.

Q: What are the voting requirements to elect the directors and to approve the other proposal discussed in this proxy statement?

A:

Proposal	Vote requirement	Discretionary voting allowed
Election of Directors	plurality	yes
Ratification of Independent Accountants	majority	yes

Q: How do I cast my vote?

A: If you hold your shares as a stockholder of record, you can vote in person at the annual meeting or you can vote by mail, telephone or the Internet. If you are a street-name stockholder, you will receive instructions from your bank, broker or other nominee describing how to vote your shares.

The enclosed proxy card contains instructions for mail voting or for voting by way of telephone or the Internet. The proxies identified on the proxy card will vote the shares of which you are the stockholder of record in accordance with your instructions. If you submit a proxy card without giving specific voting instructions, the proxies will vote those shares as recommended by the board.

Q: How does the board recommend I vote on the proposals?

A: The board recommends you vote **"for"** each of the proposals.

Q: Can I revoke my proxy?

A: Yes. You can revoke your proxy by:

- Submitting a new proxy;
- Giving written notice before the meeting to our corporate secretary stating that you are revoking your proxy; or
- Attending the meeting and voting your shares in person.

Q: Who will count the vote?

A: American Stock Transfer & Trust Company, our transfer agent, will count the vote. A representative of American Stock Transfer & Trust Company will also act as the inspector of election.

Q: What is a "quorum"?

A: A quorum is the number of shares that must be present to hold the annual meeting. The quorum requirement for the annual meeting is a majority of the outstanding shares as of the record date, present in person or represented by proxy. If you submit a valid proxy or attend the annual meeting, your shares will be counted to determine whether there is a quorum.

Abstentions and broker non-votes count toward the quorum. "Broker non-votes" occur when nominees (such as banks and brokers) that hold shares on behalf of beneficial owners do not receive voting instructions from the beneficial owners by 15 days before the meeting and do not have discretionary voting authority to vote those shares.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most of our stockholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with the transfer agent, you are considered, with respect to those shares, the *stockholder of record*, and these proxy materials are being sent directly to you. As the *stockholder of record*, you have the right to grant your voting proxy directly to the company or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner. If your shares are held in a brokerage account or by another nominee, you are considered the *beneficial owner* of shares held *in street name*, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the *stockholder of record*, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q: Will broker non-votes or abstentions affect the voting results?

A: In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q: What shares are included on my proxy card?

A: Your proxy card represents all shares registered to your account in the same social security number and address. However, the proxy card does not include shares held for participants in the Unit Corporation Employee Thrift Plan. Instead, those participants will receive from the plan trustee separate voting instruction cards covering these shares. If voting instructions are not received from participants in that plan, the plan trustee will vote the shares.

Q: What does it mean if I get more than one proxy card?

A: Your shares are probably registered in more than one account. You should vote each proxy card you receive. We encourage you to consolidate all your accounts by registering them in the same name, social security number and address.

Q: How many votes can I cast?

A: On each matter, including each director position, you are entitled to one vote per share.

Q: What happens if additional matters are presented at the annual meeting?

A: Other than the two items of business described in this proxy statement, we are not aware of any other business to be acted on at the annual meeting. If you grant a proxy, the persons named as proxy holders, Larry D. Pinkston and Mark E. Schell, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If, for any unforeseen reason, any of our nominees are not available as a candidate for director, the persons named as proxy holders will vote your proxy for that candidate or candidates as may be nominated by the board on the recommendation of the nominating and governance committee.

Q: What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

A: *Stockholder Proposals.* For a stockholder proposal to be considered for inclusion in our proxy statement for next year's annual meeting, the written proposal must be received by our corporate secretary at our principal executive offices no later than November 13, 2008. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's annual meeting, the deadline for inclusion of proposals in our proxy statement is instead a reasonable time before the company begins to print and mail its proxy materials. Proposals also will need to comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Corporate Secretary
Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136
Fax: (918) 493-7711

For a stockholder proposal that is not intended to be included in our proxy statement under Rule 14a-8, the stockholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to approve that proposal, provide the information required by our bylaws and give timely notice to our corporate secretary in accordance with our bylaws, which, in general, require that the notice be received by the corporate secretary:

- Not earlier than the close of business on January 3, 2009; and
- Not later than the close of business on February 2, 2009.

If the date of the stockholder meeting is moved more than 30 days before or 70 days after the anniversary of our annual meeting for the previous year, then notice of a stockholder proposal that is not intended to be included in the company's proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days before the meeting and no later than the close of business on the later of the following two dates:

- 90 days before the meeting; and
- 10 days after public announcement of the meeting date.

Nomination of director candidates. You may propose director candidates for consideration by the board's nominating and governance committee. Any recommendations should include the nominee's name and qualifications for board membership and should be directed to our corporate secretary at the address of our principal executive offices set forth above. In addition, our bylaws permit a stockholder to nominate directors for election at an annual stockholder meeting. To nominate a director, a stockholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to elect the nominee and provide the information required by our bylaws, including a statement by the stockholder identifying (i) the name and address of the stockholder, as they appear on the company's books, and of the beneficial owner, if any, on behalf of who the nomination or proposal is made, (ii) the class and number of shares of our capital stock which are owned beneficially and of record by the stockholder (and such beneficial owner, if any), (iii) a representation that the stockholder is a holder of record of our stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the nomination, and (iv) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee and/or (B) otherwise to solicit proxies from stockholders in support of the nomination. In addition, the stockholder must give timely notice to our corporate secretary in accordance with our bylaws, which, in general, require that the notice be received by the corporate secretary within the January 3, 2009 through February 2, 2009 time period described above.

Copy of Bylaw Provisions. You may contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates. Our bylaws are also available on our website at http://www.unitcorp.com.

Q: How is this proxy solicitation being conducted?

A: We hired Regan & Associates, New York, New York, to assist in the distribution of proxy materials and solicitation of votes for a fee of $8,500.00 with all of their out-of-pocket expenses included. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to stockholders. Some of our employees may also solicit proxies. Regan & Associates and our employees may solicit proxies in person, by telephone and by mail. None of our employees will receive special compensation for these services, which the employees will perform as part of their regular duties.

Q: How can I obtain the company's corporate governance information?

A: Our Internet website is located at www.unitcorp.com. You may also enter www.unitcorp.com/corpgov.html for a direct link to the following information:

- Our bylaws;
- Audit Committee Charter;
- Compensation Committee Charter;
- Nominating and Governance Committee Charter;
- Corporate Governance Guidelines;
- Code of Business Conduct and Ethics;
- Accounting and Auditing Complaint Procedures; and
- Policy and Procedures with respect to Related Person Transactions.

Our corporate governance webpage also has a link for reporting on any accounting, internal controls, or auditing matters that pertain to us.

CORPORATE GOVERNANCE AND BOARD MATTERS

General governance information

We are committed to having sound corporate governance principles. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics are available on our website at http://www.unitcorp.com/corpgov.html and copies of these documents may also be obtained from our corporate secretary. These provisions apply to our employees, including our principal executive officer, principal financial officer and principal accounting officer. We will post any amendments or waivers to our Code of Business Conduct and Ethics (to the extent applicable to our chief executive officer, principal financial officer or principal accounting officer) on our website.

Each year, our directors and executive officers are obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. Our chief executive officer and general counsel are charged with resolving any conflict of interests not otherwise resolved under one of our other policies.

Director independence criteria

Attached as Appendix "A" to this proxy statement is a copy of our board's independence standards. The board has defined an independent director as a director who the board has determined has no material relationship with the company, either directly, or as a partner, shareholder, or executive officer of an organization that has a relationship with the company. A relationship is "material" if, in the judgment of the board, the relationship would interfere with the director's independent judgment. Based on the materiality guidelines adopted by the board, a director is not deemed to be independent if:

- the director, or the director's "immediate family member" received any payment from the company in excess of $100,000 during any twelve-month period within the last three years, other than compensation for board service and pension or other forms of deferred compensation for prior service with the company, except that compensation received by an immediate family member for service as an employee of the company (other than as an executive officer) need not be considered in determining independence;
- the director is an executive officer or employee of, or his or her immediate family member, is an executive officer of, a company, or other for profit entity, to which the company made, or from which the company received for property or services (other than those arising solely from investments in the company's securities), payments in

excess of the greater of $1 million or 2% of such company's consolidated gross revenues in any of the last three fiscal years;

- the director serves as an executive officer of any tax exempt organization which received contributions from the company in any of the preceding three fiscal years in an aggregate amount that exceeded the greater of $1 million or 2% of such tax exempt organization's consolidated gross revenues.

Any person who, or whose immediate family member(s), has within the prior three years had any of the following relationships with the company does not qualify as an independent director.

- Former employees. No director will be independent if he or she is currently, or was at any time within the last three years, an employee of the company.
- Interlocking directorships. No director, and no immediate family member of a director, may currently be, or have been within the last three years, employed as an executive officer of another company where any of our present executive officers at the same time serves or served on that company's compensation committee.
- Former executive officers of company. No director will be independent if he or she has any immediate family member that is currently, or was at any time within the last three years, an executive officer of the company.
- Former auditor. No director will be independent if (i) he or she or an immediate family member is a current partner of a firm that is the company's internal or external auditor; (ii) the director is a current employee of such a firm; (iii) the director has an immediate family member who is a current employee of such a firm; and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (iv) the director or an immediate family member was at any time within the last three years but is no longer a partner or employee of such a firm and personally worked on the company's audit within that time.

Additional requirements for audit committee members. In addition to the guidelines set forth above, a director is not considered independent for purposes of serving on the audit committee, and may not serve on the audit committee, if the director:

- receives directly or indirectly any consulting, advisory, or compensatory fee from the company, other than fees for service as a director or fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the company (provided that such compensation is not contingent in any way on continued service); or
- is an affiliated person of the company or it subsidiaries, as determined in accordance with SEC regulations. In this regard, audit committee members are prohibited from owning or controlling more than 10% of any class of the company's voting securities or such lower amount as may be established by the SEC.

Additional requirements for compensation committee members. In addition to the guidelines set forth above, a director is not considered independent for purposes of serving on the compensation committee, and may not serve on the compensation committee, if the director:

- receives directly or indirectly any remuneration as specified for purposes of Section 162(m) of the Internal Revenue Code;
- has ever been an officer of the company; or
- has a direct or indirect material interest in any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships required to be disclosed

under SEC Regulation S-K Item 404(a) and involving, generally, amounts in excess of $120,000.

Director independence determinations

The board has determined that Don Cook, William B. Morgan, John H. Williams, J. Michael Adcock, Gary R. Christopher and Robert J. Sullivan Jr. have no material relationship with the company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company) and is independent within the meaning of our director independence standards, which reflect the NYSE director independence standards, as currently in effect. The board has also determined that each of the members of its standing committees has no material relationship with the company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company) and is "independent" within the meaning of our director independence standards.

Board structure and committees

As of the date of this proxy statement, our board has nine directors and the following three standing committees:

- audit;
- compensation; and
- nominating and governance.

Our board is divided into three classes with each class consisting of three directors. Directors serve for a three year term.

Each of the board's three standing committees operate under a committee's adopted written charter. The charter of each committee is available at our website at http://www.unitcorp.com/corpgov.html. In addition, copies of these charters may also be obtained from our corporate secretary.

During 2007, the board and its committees held a total of 16 meetings. Our board met seven times, all regularly scheduled meetings. There were 9 committee meetings held in 2007. All directors attended 100% of the board meetings with the exception that one director missed one of the meetings. Each committee member attended 100% of his respective committee meetings. All directors are encouraged to attend our annual meeting of stockholders. All directors attended our last annual meeting of stockholders. In addition to its meetings, the board and its various committees act, from time to time, by unanimous consent.

The following table identifies the membership of each of the three standing committees and the number of meetings each committee held during 2007. A summary of each committee's responsibilities follows the table.

DIRECTOR	COMMITTEE MEMBERSHIP		
	Audit	**Compensation**	**Nominating and Governance**
Don Cook	x*	x	
William B. Morgan	x	x	x*
John H. Williams		x	x
J. Michael Adcock		x*	x
Gary R. Christopher	x		
Robert J. Sullivan Jr.**			x
Number of meetings in 2007	4	4	1

* *Designates the chairman of the committee.*

** *Mr. Sullivan was elected to our Nominating and Governance Committee on May 2, 2007.*

Audit Committee

The responsibilities of our audit committee include:

- Selects our independent registered public accounting firm;
- Approves all audit engagement fees and terms;
- Pre-approves all audit and non-audit services to be rendered by our independent registered public accounting firm;
- Reviews our annual and quarterly financial statements;
- Consults with our personnel and the independent registered public accounting firm to determine the adequacy of our internal accounting controls;
- Oversees our relationship with our independent registered public accounting firm;
- Oversees our internal audit functions;
- Reviews with our independent registered public accounting firm and our internal audit department and management:
    - the adequacy and effectiveness of our systems of internal controls over financial reporting and any significant changes in those controls;
    - our accounting practices, and disclosure controls and procedures; and
    - current accounting trends and developments;

  and takes any action with respect to these matters that it deems appropriate;
- Recommends to our board whether the financial statements should be included in our annual report on Form 10-K; and
- Reviews our earnings press releases, as well as our policies with respect to earnings press releases and financial information.

The committee has the authority to form and delegate authority to one or more of its members. The audit committee has the authority to obtain advice and assistance from, and receive appropriate funding from the company for, outside legal, accounting or other advisors as the committee deems necessary to carry out its duties.

In addition, the audit committee has established procedures for the receipt, retention and treatment (on a confidential basis) of complaints received by the company, the board or the audit committee, regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters. These procedures are described in the Accounting and Auditing Complaint Procedures posted on our website.

The report of the audit committee is included on page 45.

Compensation Committee

Our compensation committee has overall responsibility for approving and evaluating director and executive officer compensation plans, policies and programs. In carrying out these responsibilities the committee:

- Annually reviews and approves any corporate goals and objectives relevant to our chief executive officer's compensation, and makes recommendations to the board as to our chief executive officer's compensation;
- Recommends to our board the compensation of our other executive officers and certain key employees;
- Annually reviews the compensation available to our chief executive officer and other executive officers, including the annual base salary level, annual incentive opportunity level, long-term incentive opportunity level, employment agreements (if any), severance arrangements, change-in-control agreements and any special or supplemental benefits or plans;
- Annually approves and evaluates director and officer compensation plans,

policies and programs, and discharges its duties under any of those plans;

- Determines director compensation;
- Reviews and approves the "compensation discussion and analysis" for inclusion in our proxy statement; and
- Has the authority to retain compensation consultants or other advisors to assist the committee in its evaluation of director, chief executive officer, or executive officer compensation.

The committee has the authority to form and delegate authority to subcommittees and to delegate authority to one or more of its members. For additional information on the operations of the committee, including the role of our executive officers in determining executive and director compensation, see "Compensation discussion and analysis – Administration of executive compensation program," page 19.

The report of the compensation committee is included at page 16.

Nominating and Governance Committee

The responsibilities of this committee include:

- Advises the board as a whole on corporate governance matters;
- Advises the board on the size and composition of the board;
- Recommends a slate of nominees for election to the board;
- Identifies individuals qualified to become board members, consistent with criteria approved by the board;
- Identifies best practices and recommends corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;
- Recommends membership to each board committee; and
- Defines specific criteria for director independence.

Consideration of nominees for director

Stockholder nominees. The policy of the nominating and governance committee is to consider properly-submitted stockholder nominations for candidates for membership on the board as described below under "Identifying and evaluating nominees for directors." In evaluating nominations, the committee seeks to achieve a balance of knowledge, experience and diversity on the board. Any stockholder nominations proposed for consideration by the committee should include the nominee's name and qualifications for board membership and should be addressed to:

Corporate Secretary
Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

In addition, our bylaws permit stockholders to nominate directors for consideration at an annual stockholders meeting. For a description of the process for nominating directors in accordance with our bylaws, see "Questions and Answers-What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?" on page 3.

Director qualifications. Our Corporate Governance Guidelines contain board membership criteria that apply to nominating and governance committee-recommended nominees for a position on the board. Under these criteria, members of the board should meet the board's qualifications as independent (as applicable) and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of the company and its stockholders.

Identifying and evaluating nominees for directors. The nominating and governance committee uses a variety of methods for identifying and evaluating nominees for director.

The committee assesses the appropriate size of the board, and whether any vacancies on the board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the committee considers various potential candidates for director. Candidates may come to the attention of the committee through current board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the committee and may be considered at any point during the year. As described above, the committee considers properly-submitted stockholder nominations for candidates for the board. Following verification of the stockholder status of persons proposing candidates, recommendations are considered by the committee. If any materials are provided by a stockholder in connection with the nomination of a director candidate, those materials are forwarded to the nominating and governance committee. The committee may also review materials provided by a professional search firm or other party in connection with a nominee who is not proposed by a stockholder.

Executive sessions

Executive sessions of non-management directors are held periodically during the year. The sessions are scheduled and presided over by Mr. J. Michael Adcock who was elected by the board to chair each executive session. Meetings are also held from time to time with the board chairman and our chief executive officer for a general discussion of relevant subjects. Any non-management director can request that an executive session be scheduled. Executive sessions of the independent directors only are held at least once a year.

Any interested party may communicate directly with the presiding director by writing to the following:

Mr. J. Michael Adcock
c/o Corporate Secretary
Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

Communications with the board

Individuals may communicate with the board by submitting an e-mail to the board in care of the company's corporate secretary at mark.schell@unitcorp.com or sending a letter to: Board of Directors, c/o Corporate Secretary, Unit Corporation, 7130 S. Lewis, Suite 1000, Tulsa, Oklahoma 74136.

The chair of the nominating and governance committee has been designated as the person to receive communications directed to non-management directors. Our stockholders may write to the chairman of this or any other board committee or to the outside directors as a group c/o Mark E. Schell, Senior Vice President and General Counsel, Unit Corporation, 7130 South Lewis, Suite 1000, Tulsa, Oklahoma 74136.

Stockholder communications are distributed to the board, or to the appropriate individual director or directors, depending on the facts and circumstances of the communication. However, at the request of the board, certain items that are not related to the duty and responsibilities of the board are excluded, such as advertisements, junk mail, mass mailings, spam and surveys.

Board and committee evaluations

Each year the board evaluates its performance and effectiveness. Each director completes a board evaluation form to solicit feedback on specific aspects of the board's role, organization and meetings. The collective ratings and comments are compiled by or for the chairman of the nominating and governance committee and presented by him to the full board. Additionally, each of the three standing board committees conducts an annual self-evaluation of its performance through a committee evaluation form.

DIRECTORS' COMPENSATION AND BENEFITS

Cash compensation

Only non-employee directors receive compensation for serving as a director. The various components of the cash compensation paid to our non-employee directors during 2007 is as follows:

Annual retainer (payable quarterly)	$30,000*
Annual retainer for each committee a board member serves on (payable quarterly)	$2,000
Each board meeting attended	$1,500
Each committee meeting attended	$1,500
Additional compensation for service as chairman of the audit committee	$7,500
Additional compensation for service as chairman for each of the compensation committee and nominating and governance committee	$3,500
Reimbursement for expenses incurred attending stockholder, board and committee meetings	Yes
Range of total cash compensation (excluding expense reimbursement and retirement/consulting fees) earned by directors (for the year 2007)	$39,000 - 68,000

** At its December 19, 2007, meeting, the board of directors increased the annual retainer to $60,000 effective January 1, 2008.*

Stock options

Under a plan approved by our stockholders, each non-employee director automatically receives an option to purchase 3,500 shares of our common stock on the first business day following each annual meeting of our stockholders. The option exercise price is the fair market value of our common stock on that date. Payment of the exercise price may be made in cash or in shares of common stock that have been held by the director for at least one year. No stock option may be exercised during the first six months of its term except in the case of death. Each option has a ten-year term. In 2007, stock options were granted for a total of 28,000 shares at $57.63 per share. As of March 10, 2008, 139,000 shares were subject to outstanding options held by directors.

The following table shows the outstanding options held by our current directors as of March 10, 2008:

OUTSTANDING OPTIONS HELD BY NON-EMPLOYEE DIRECTORS AS OF MARCH 10, 2008			
Director	**Date of Option**	**Shares Subject to Option(#)**	**Exercise Price($)**
J. Michael Adcock	5/6/04	3,500	28.23
	5/5/05	3,500	39.50
	5/4/06	3,500	62.40
	5/3/07	3,500	57.63
Don Cook	5/4/00	3,500	12.1875
	5/3/01	3,500	17.54
	5/2/02	3,500	20.10
	5/8/03	3,500	20.46
	5/6/04	3,500	28.23
	5/5/05	3,500	39.50
	5/4/06	3,500	62.40
	5/3/07	3,500	57.63
John H. Williams	5/3/01	3,500	17.54
	5/2/02	3,500	20.10
	5/8/03	3,500	20.46
	5/6/04	3,500	28.23
	5/5/05	3,500	39.50
	5/4/06	3,500	62.40
	5/3/07	3,500	57.63
William B. Morgan	5/6/99	2,500	6.90
	5/3/01	3,500	17.54
	5/2/02	3,500	20.10
	5/8/03	3,500	20.46
	5/6/04	3,500	28.23
	5/5/05	3,500	39.50
	5/4/06	3,500	62.40
	5/3/07	3,500	57.63
King P. Kirchner	5/2/02	3,500	20.10
	5/8/03	3,500	20.46
	5/6/04	3,500	28.23
	5/5/05	3,500	39.50
	5/4/06	3,500	62.40
	5/3/07	3,500	57.63
John G. Nikkel	5/5/05	3,500	39.50
	5/4/06	3,500	62.40
	5/3/07	3,500	57.63
Gary R. Christopher	5/4/06	3,500	62.40
	5/3/07	3,500	57.63
Robert J. Sullivan Jr.	5/4/06	3,500	62.40
	5/3/07	3,500	57.63

Director compensation table

The following table shows the total compensation received by each of our non-employee directors in 2007:

DIRECTOR COMPENSATION FOR 2007							
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)[1]	(c)	(d)[2]	(e)	(f)	(g)[3]	(h)
J. Michael Adcock	58,500	n/a	76,510	n/a	n/a	200	135,210
John H. Williams	55,000	n/a	76,510	n/a	n/a	-	131,510
Don Cook	65,500	n/a	76,510	n/a	n/a	-	142,010
William B. Morgan	68,000	n/a	76,510	n/a	n/a	3,396	147,906
King P. Kirchner	40,500	n/a	76,510	n/a	n/a	300,000[4]	417,010
John G. Nikkel	39,000	n/a	76,510	n/a	n/a	515,000[4]	641,510
Gary R. Christopher	50,000	n/a	76,510	n/a	n/a	-	115,510
Robert J. Sullivan Jr.	42,000	n/a	76,510	n/a	n/a	-	118,510

Notes to table:

(1) *Represents cash compensation for board and committee meeting attendance, retainers and service as a committee chairman.*

(2) *The amounts included in the "Option Awards" column are the amounts of compensation costs recognized by the company in fiscal 2007 related to the stock options granted on May 3, 2007 as described in FAS 123(R), but does not include any impact of estimated forfeitures. This value is calculated using the closing price of our common stock on the date of grant. For a discussion of the valuation assumptions used in calculating these values, see Notes 2 and 11 to our 2007 Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2007. The directors have the following aggregate number of stock options outstanding at 2007 year end:*

Name	Number of Options
J. Michael Adcock	14,000
John H. Williams	24,500
Don Cook	28,000
William B. Morgan	24,500
King P. Kirchner	21,000
John G. Nikkel	10,500
Gary R. Christopher	7,000
Robert J. Sullivan Jr.	7,000

(3) *Represents reimbursement for expenses.*

(4) *Represents amounts paid under our plans or retirement or consulting agreements as more fully discussed under, "Potential Payments on Termination or Change-in-Control—Retirement or consulting agreements."*

OWNERSHIP OF OUR COMMON STOCK BY BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of our common stock beneficially owned as of March 10, 2008 by each director, each named executive officer and by all directors and executive officers as a group. Except as otherwise noted, all shares are directly owned.

STOCK OWNED BY OUR DIRECTORS AND EXECUTIVE OFFICERS AS OF MARCH 10, 2008				
Name of Beneficial Owner*	**Common Stock(1)(2)**	**Options Exercisable within 60 days**	**Shares of Restricted Stock(3)**	**Shares of Stock Appreciation Rights(4)**
King P. Kirchner	134,720	21,000	-	-
Don Cook	10,118	28,000	-	-
William B. Morgan	5,000	27,000	-	-
John G. Nikkel	244,127	10,500	-	-
John H. Williams	1,000	24,500	-	-
J. Michael Adcock	17,891	14,000	-	-
Larry D. Pinkston	54,508	41,000	32,122	71,245
Mark E. Schell	48,184	38,100	14,715	23,949
David T. Merrill	5,016	9,400	13,378	21,772
Gary R. Christopher	3,000	7,000	-	-
Robert J. Sullivan Jr.	-	7,000	-	-
John Cromling	12,316	6,800	10,555	14,804
Bradford J. Guidry	19,755	12,900	10,789	14,131
All directors and executive officers as a group*	555,635	247,200	81,559	145,901

** Each named director and officer individually owns less than one percent of our outstanding shares of common stock and collectively the directors and officers own 1.88%. For purposes of calculating this percentage ownership, the total number of shares outstanding includes the shares previously issued and outstanding plus the number of shares that any named owner has the right to acquire within 60 days.*

Notes to table:

(1) *Includes the following shares of common stock held under our 401(k) thrift plan as of March 10, 2008: Mr. Pinkston, 5,152 shares; Mr. Schell, 33,047 shares; Mr. Merrill, 1,851 shares; Mr. Cromling, 727 shares; Mr. Guidry, 2,024 shares; and directors and officers as a group, 42,801 shares.*

(2) *Of the shares listed as being beneficially owned, the following individuals disclaim any beneficial interest in shares held by spouses, trusts or for the benefit of family members: Mr. Adcock, 17,891 shares; and Mr. Nikkel, 63,000 shares.*

(3) *These shares of restricted stock were awarded as follows:*

(a) On December 12, 2006, the following restricted stock awards were granted. The total amount of the awards and the vesting schedule is shown below. The unvested part of these awards is subject to the recipient's then continued employment by the company.

Name	*Total shares subject to award*	*Vesting schedule (#)*			
		1/1/07	*1/1/08*	*1/1/09*	*1/1/10*
Larry Pinkston	*8,990*	*2,248*	*2,247*	*2,248*	*2,247*
Mark Schell	*2,472*	*618*	*618*	*618*	*618*
David Merrill	*2,248*	*562*	*562*	*562*	*562*
Brad Guidry	*1,573*	*394*	*393*	*393*	*393*
John Cromling	*1,648*	*412*	*412*	*412*	*412*

(b) On December 19, 2007, the following Long-term retention restricted stock awards were granted. The total amount of the awards is shown below. All of these shares vest on August 23, 2010 subject to the recipient's continued employment by the company.

Name	*Shares subject to award*
Larry Pinkston	*18,267*
Mark Schell	*10,047*
David Merrill	*9,134*
Brad Guidry	*8,038*
John Cromling	*7,672*

(c) On December 19, 2007, the following restricted stock awards were granted. The total amount of the awards and the vesting schedule is shown below. The unvested part of these awards is subject to the recipient's continued employment by the company.

		Vesting schedule (#)			
Name	*Shares subject to award*	*1/1/08*	*1/5/09*	*1/4/10*	*1/3/11*
Larry Pinkston	*12,481*	*3,121*	*3,120*	*3,120*	*3,120*
Mark Schell	*4,576*	*1,144*	*1,144*	*1,144*	*1,144*
David Merrill	*4,160*	*1,040*	*1,040*	*1,040*	*1,040*
Brad Guidry	*2,621*	*656*	*655*	*655*	*655*
John Cromling	*2,746*	*687*	*687*	*686*	*686*

(4) The stock appreciation rights (all settled in stock) were awarded as follows:

			Vesting schedule (#)		
Name	*Award date*	*Total SARs*	*1/1/08*	*1/1/09*	*1/1/10*
Larry Pinkston	*12/12/06*	*23,716*	*7,906*	*7,905*	*7,905*
Mark Schell	*12/12/06*	*6,522*	*2,174*	*2,174*	*2,174*
David Merrill	*12/12/06*	*5,929*	*1,977*	*1,976*	*1,976*
Brad Guidry	*12/12/06*	*4,150*	*1,384*	*1,383*	*1,383*
John Cromling	*12/12/06*	*4,348*	*1,450*	*1,449*	*1,449*

			Vesting schedule (#)		
Name	*Award date*	*Total SARs*	*1/5/09*	*1/4/10*	*1/3/11*
Larry Pinkston	*12/19/07*	*47,529*	*15,843*	*15,843*	*15,843*
Mark Schell	*12/19/07*	*17,427*	*5,809*	*5,809*	*5,809*
David Merrill	*12/19/07*	*15,843*	*5,281*	*5,281*	*5,281*
Brad Guidry	*12/19/07*	*9,981*	*3,327*	*3,327*	*3,327*
John Cromling	*12/19/07*	*10,456*	*3,486*	*3,485*	*3,485*

The following table sets forth information concerning the beneficial ownership of our common stock by stockholders who own at least five percent of our common stock.

STOCKHOLDERS WHO OWN AT LEAST 5% OF OUR COMMON STOCK		
Name and Address	Amount and Nature of Beneficial Ownership[1]	Percent of Class
Royce & Associates, LLC 1414 Avenue of the Americas New York, New York 10019	6,594,765	14.22%
Barclays Global Investors, N.A. (and other reporting persons) 45 Fremont Street San Francisco, California 94105	4,111,058	8.86%
George Kaiser Family Foundation 124 East Fourth Street, Suite 100 Tulsa, Oklahoma 74103	2,448,932	5.28%

Note to table:

(1) Beneficial ownership is based on the Schedule 13G or 13G/A most recently filed by the stockholder or other information provided to us. Beneficial ownership may under certain circumstances include both voting power and investment power. Information is provided for reporting purposes only and should not be construed as an admission of actual beneficial ownership.

EXECUTIVE COMPENSATION

Compensation committee report

The compensation committee of the board has reviewed and discussed with our management the following compensation discussion and analysis. Based on that review and discussion, the compensation committee recommended to the board that the compensation discussion and analysis be included in this proxy statement.

Members of the Compensation Committee:

J. Michael Adcock - chairman
William B. Morgan
John H. Williams
Don Cook

Compensation discussion and analysis

General compensation objectives

The primary goals of our compensation program, both for executives and non-executives, is to attract, motivate, reward and retain competent employees. We try to apply our program in a way that joins our employees' interests with that of our business and financial objectives as well as the interests of our stockholders. To accomplish this we:

- offer a competitive compensation mix consisting of reasonable salaries, short-term and long-term cash and equity incentives, as well as additional benefits such as perquisites and general health and retirement benefits;
- reward performance that achieves our business objectives and enhances the performance of our common stock; and
- link executive compensation incentives to stockholders' interests by offering equity incentives primarily related to appreciation in the value of our stock.

Elements of our compensation program

Our executives' compensation consists of base salary, cash bonus, equity awards, health, disability and life insurance, indemnification protection, retirement and separation benefits, and certain perquisites. We use each of these elements because we believe they provide the compensation mix required to attract and retain talented executives, reward them for quality performance, and motivate them to focus on both the short-term and long-term performance of the company. Specifically, we believe an adequate base salary is required to attract and retain qualified executives based on competitive salaries. Annual salary increases and cash bonuses provide executives with potential earnings that can be based on annual financial and operating results and reward them for short-term successes. Equity awards are used to motivate our executives to achieve both long-term and short-term results and aid long-term retention of our executives. Compensating our executives for positive company performance in both the short term and the long term serves our goal of aligning our executives' compensation with the interests of our stockholders. Indemnification protections, retirement and separation benefits and general perquisites are commonly included in executive compensation packages offered by our competitors, and we believe that providing them helps achieve our compensation goals.

The following chart provides further details about what we pay (or offer) our executives and why we do so:

Form of compensation or benefit	Description	Purpose and what it rewards	Interaction with other elements of compensation or benefits
Base Salary	Regular cash income, paid semi-monthly.	Provides adequate and predictable regular compensation and rewards core competence and experience.	Serves as a short-term feature to balance long-term incentives; is a fundamental component of our overall competitive pay mix.
Cash Bonus	Discretionary cash awards.	Provides annual incentive in form of cash based compensation and rewards short-term corporate and individual performance.	Serves as a short-term incentive to balance long-term incentives; rewards short-term performance, aligning executives' interests with those of the stockholders in the short term.
Long-term Incentives	Before 2005 we used stock options as our long-term equity incentive. Starting in 2005, we awarded shares of restricted stock and in 2006 and 2007 we awarded a combination of shares of restricted stock and stock appreciation rights. Pay-out is generally staggered over a vesting period. See "Long-term Incentive Compensation," page 26, for additional information.	Provides long-term incentive to contribute to company performance and rewards positive corporate performance as well as employee's continuity of service with company.	This balances the short-term features of our mix and motivates our executives to enhance corporate performance, further aligning the executives' interest with stockholder interests by creating value.
Indemnification	We indemnify our officers and directors to the fullest extent permitted by law. This is required by our charter, bylaws, and we have agreements with certain of those individuals, contractually binding us to provide this indemnification for them.	We include this as a compensation element because it is commonly provided by peer organizations and it is a value to our executives. We believe that it allows our executives to be free from undue concern about personal liability in connection with their service to us and it rewards willingness to serve in positions that carry exposure to liability and significant responsibility.	We feel this is a significant component of a competitive executive compensation package.

Form of compensation or benefit	Description	Purpose and what it rewards	Interaction with other elements of compensation or benefits
Medical, Dental, Life and Disability	Employee benefits, available to most full-time company employees through our benefit plans. The value of these is not included in the Summary Compensation Table, since they are available on a company-wide basis.	We include this as a compensation element as it is commonly provided by most of our competitors and it encourages health of our employees, and adds to employee productivity and loyalty.	We feel this is a significant component of a competitive executive compensation package.
Other Paid Time-off Benefits	We provide vacation and other paid holidays to most of our full time employees, including the named executive officers.	This rewards continuity of service, and is a standard benefit comparable to the vacation benefits provided at similar-sized competitors.	We feel this is a minimal requirement and works together with other elements to create a competitive compensation package.
Unit Corporation Employees' Thrift Plan [(401(k) plan)]	Tax-qualified retirement savings plan under which participating employees can contribute up to 99% of their pre-tax compensation, a portion of which the company can match. Our match for 2007 was 117% of the first 6% of the participant's salary deferral contribution paid in stock.	We provide this plan (and our match to the participants) as an element of compensation as we believe it is a standard benefit, and is a component of our program that contributes to our competitiveness. This benefits continuity of service.	We feel this element works in combination with our other executive pay components to create a competitive overall executive compensation package.
Unit Corporation Salary Deferral Plan [Non-qualified plan]	Our non-qualified plan allows designated participants to defer recognition of salary and cash bonus for tax purposes until actual distribution at termination, death, or under defined hardship. We do not make a matching contribution to this plan.	We provide this element of compensation as we believe it is a standard benefit at executive levels, and is a component of our program that contributes to our competitiveness. This benefits continuity of service.	We feel this element works in combination with our other executive pay components to create a competitive overall executive compensation package.
Separation Benefits	We provide potential payments to most of our salaried full time employees on involuntary termination, change-in-control, or on retirement after 20 years of service with the company. This benefit is generally offered on a company-wide basis to most all of our salaried full time employees. For specifics, see the narrative discussion at "Potential Payments On Termination or Change-in-Control," page 38.	We pay this element of compensation as we believe it is a standard benefit at executive levels, is a component of our program that contributes to our competitiveness, and helps retain our employees. This benefit rewards length and continuity of service.	We feel this element works in combination with our other executive pay components to create a competitive overall executive compensation package.
Perquisites	We provide a car allowance to our named executive officers as well as paying for certain club memberships.	We believe that compensating for certain perquisites adds to the general attractiveness and competitiveness of our compensation mix, and helps us to attract and retain the quality executives we value.	Again, we feel that this element works in combination with our other executive pay components to create a competitive executive compensation program.

Administration of our executive compensation program

Our executive compensation program is administered by our compensation committee. Additional details about that committee are located in the corporate governance provisions of this proxy statement, under "Compensation Committee," on page 8.

The committee meets each year in December to review, approve and recommend (where appropriate or required) to the board the compensation for our named executive officers. The committee's chairman meets with management before the December meeting and reviews the recommendations to be presented at that meeting. The committee's salary and bonus determinations, once approved by the board, are generally implemented as of January 1st of the following year. Equity awards are effective as of the date of the committee's decision to award them.

By holding its meeting in December the committee can take into account the full annual performance of the company, both financially and operationally. If, during the year, circumstances warrant that the committee make adjustments to its previously-approved compensation decisions, the committee will evaluate those needs at one or more meetings scheduled throughout the year. An example of a situation when the committee might make an adjustment to salary before the December meeting would be in the event of a pre-December promotion or material increase in responsibility, or perhaps in the event of a severe downturn in the oil and natural gas industry. The decision to make any salary adjustments would be made on an ad hoc basis, and any or all elements of compensation could be adjusted based on the actual circumstances involved.

In making its determinations, the committee considers the financial and operational results of the company for the year, generally taking into account:

- the growth of its oil and natural gas reserves;
- its oil and natural gas production volumes;
- net income, cash flow, and asset base growth;
- long-term debt levels;
- results of acquisitions made during the year;
- the attainment of any designated business objectives;
- conditions within our industry; and
- the relationship of our compensation program to those being offered by other companies.

The committee's review of these results is a retrospective review, and there are no pre-established performance targets or goals.

Individual performances are also taken into account, as are the individual's responsibilities, experience, potential and length of service. The process by which individual performance is taken into account is a very informal one, not subject to a specific policy, and this applies to all our named executive officers without regard to their position. Individual contributions are noted in the context of reviewing the overall operational and financial results of the company. For our chief executive officer, those results are the committee's primary measure of performance; as to the other named executive officers, the chief executive officer's recommendations to the committee (as described more under "Role of chief executive officer," page 20), within the context of the overall operating and financial results, are the primary basis on which the committee addresses their individual performance. The committee's evaluation has always been subjective. There are no specific written criteria or formulas under which an executive officer's annual compensation is determined or calculated. The factors considered in compensation decisions are not weighted, but are viewed collectively, and, with few exceptions, there are no material differences in how we approach these decisions with respect to individual named executive officers. Because there is no written policy or compensation formula, there have been no formulaic decisions on how to allocate the various types of compensation or forms of awards, how to specifically tie company or individual achievement to the awards, whether prior compensation should be considered in making compensation decisions or whether or how to incorporate other such criteria-based measures into the compensation-setting process.

Role of compensation consultant and chief executive officer

Role of compensation consultant. In both 2006 and 2007, the committee used the services of Longnecker & Associates, a Houston, Texas-based independent outside compensation consultant. The committee's charter grants it the authority to retain consultants to assist it. Longnecker had no prior relationship with the company, its executive officers, or the compensation committee, and it has never advised management of the company. Longnecker received no compensation from the company other than its fee for consulting with the committee on executive compensation matters. Longnecker assisted the committee in:

- obtaining better information regarding the competitiveness of our named executive officers' compensation;
- providing recommendations on how the committee might further align the named executive officers' compensation with the long-term and short-term performance of the company;
- designing and implementing future awards under the company's new incentive plan; and
- if needed, determining the financial impact on the company of the various forms of awards that might be made under the plan.

Each year, Longnecker performed a study of our senior management executive compensation structure compared to a group of peer companies in the oil and gas exploration and drilling industry. The Longnecker data provided a background for the committee to use in benchmarking, or comparing, our programs with other independent exploration and production companies as well as certain drilling contractors.

Role of chief executive officer. At the annual December committee meeting, committee members review the information and recommendations made by our chief executive officer regarding the other named executive officers. Additionally, our chief executive officer meets with the committee and discusses his recommendations. The recommendation of the chief executive officer generally consists of his recommended changes, if any, to the recommendations made by the committee's compensation consultant. The chief executive officer does not make a recommendation regarding his compensation. The executives subject to the chief executive officer's recommendations are not present at the time of these deliberations. Following the chief executive officer's review and departure from the meeting, the committee members then discuss the recommendations, review the financial and operational results of the company for the year and also discuss their opinions regarding the compensation for the chief executive officer. The compensation committee has the authority to accept, reject or adjust the recommendations made to it by the chief executive officer. The committee then sets the compensation for the executive officers (which may or may not involve the grant of an equity award). The committee's determinations are then submitted to the full board at its meeting held immediately following the committee's December meeting. The full board then ratifies (and approves, if required) the committee's determination regarding the compensation for the named executive officers.

Salaries for the named executive officers was determined by the compensation committee at its December, 2006 meeting while annual incentives and long term incentive awards for 2007 were made in December, 2007. Accordingly, information relevant to both those decisions is separately provided below.

Establishment of salaries for 2007

In 2006, Longnecker performed a study of our executive compensation structure compared to 14 companies in the oil and gas exploration and drilling industry. The Longnecker data provided a background for the committee to use in benchmarking, or comparing, our programs with other independent exploration and production companies as well as certain drilling contractors. The 14 companies that served as our peer group in the study are:

Cabot Oil & Gas Corporation (COG)
Cimarex Energy Co. (XEC)
Denbury Resources Inc. (DNR)
Forest Oil Corporation (FST)
Grey Wolf, Inc. (GW)
Helmerich & Payne, Inc. (HP)
Newfield Exploration Co. (NFX)
Parker Drilling Company (PKD)
Patterson-UTI Energy, Inc (PTEN)
Pioneer Drilling Company (PDC)
Pogo Producing Company (PPP)
St. Mary Land & Exploration Co. (SM)
Stone Energy Corporation (SGY)
W&T Offshore, Inc. (WTI).

Longnecker selected these companies for comparison because they were publicly traded companies similar to us in industry, projected revenues, assets, and market capitalization.

Additionally, information from the following published salary surveys was incorporated into Longnecker's study:

- Effective Compensation Incorporated, Oil and Gas E&P Compensation Survey;
- Economic Research Institute, ERI Executive Compensation Assessor 2006;
- Mercer Human Resources Consulting, 2006 Mercer Benchmark Database Executive;
- Watson Wyatt, 2006 Top Management Compensation – Industry Report;
- Mercer Human Resources Consulting, 2006 Energy Compensation Survey; and
- WordatWork, 2006/2007 Total Salary Increase Budget Survey.

Studies like Longnecker's only include information on individuals for whom compensation information is publicly disclosed. As a result, these studies typically include only the five most highly-compensated individuals at each company. Generally, this information correlates to our following employees:

Larry D. Pinkston – President and Chief Executive Officer, Unit Corporation;

Mark E. Schell – Senior Vice President, General Counsel and Secretary, Unit Corporation;

David T. Merrill – Chief Financial Officer and Treasurer, Unit Corporation;

John Cromling – Executive Vice President, Unit Drilling Company; and

Bradford J. Guidry – Senior Vice President, Unit Petroleum Company.

We refer to these persons in this proxy statement as the "named executive officers."

Results of Longnecker 2006 Study. Longnecker's study revealed that our named executive officers' salary, as compared to the peer group's 50th and 75th percentiles, were below market.

The tables below show certain results of their study. The first table shows the salary of our named executive officers for 2006 (as used in the study) while the second table shows the ratio of the named executive officers' salary within the 50th and 75th percentiles of the market as reflected in the study.

Table No. 1

Name	Salary ($)
Larry D. Pinkston	450,000
Mark E. Schell	220,000
David T. Merrill	200,000
John Cromling	210,000
Bradford J. Guidry	200,000

Table No. 2

Elements of current compensation	As a ratio to Market		Range of individuals' compensation within the Market	
	50th percentile	75th percentile	50th percentile	75th percentile
Base Salary	.83	.70	.72 - .97	.62 - .88

In addition, the study provided the following information regarding the comparison of our named executive officers' salary as a percentage of total compensation.

Table No. 3

	Company	50th Percentile	75th Percentile
Base Salary	54%	28%	21%

The following table presents a summary of the comparison of the individual named executive officer's salary, as compared to that of the 50th percentile contained in the study:

Table No. 4

	Salary($)	
Name	Current	50th percentile
Larry D. Pinkston	450,000	532,052
Mark E. Schell	220,000	302,627
David T. Merrill	200,000	279,023
John Cromling	210,000	228,484
Bradford J. Guidry	200,000	206,803

In view of the Longnecker data and individual and corporate performance, the committee determined that for the company to be competitive and to better align the named executive officers' salary with the company's performance, it needed to increase our executives' salary to at least the 50th percentile range, with the 75th percentile range as a long-term goal.

At its December 12, 2006 meeting the committee, in addition to the results of the Longnecker study, reviewed the company's performance over the course of 2006, taking the following into account:

- earnings for each of the first three quarters were up over the same periods in 2005;
- the company had acquired additional significant new proven oil and gas reserves;
- the company had increased production for the first nine months of 2006 by 35% on a year-over-year basis;
- the success ratio for wells drilled by its exploration segment was 89% as of December 8, 2006;
- the company had developed through its own exploration drilling 80 Bcfe and acquired another 41 Bcfe of oil and gas reserves as of December 8, 2006;
- as of December 8, 2006 oil and gas reserves had grown by 252% of production, exceeding the company's goal of growing reserves by at least 150% of production;
- the company's stock price was $51.83 per share on December 6, 2006, compared to $57.34 per share on January 3, 2006;

- the rig fleet increased from 112 rigs to 117 rigs during the period from January 1, 2006 to December 8, 2006; and
- the company's mid-stream segment had closed an acquisition of a natural gas processing plant, gathering system with 15 miles of pipeline, three field compressors and two plant compressors, and had increased gas gathering and processing operations from 199,363 MMBtu per day in December 2005 to 294,962 MMBtu per day in November 2006.

As a result of its review, the committee approved the following salaries for our named executive officers for 2007:

> For our chief executive officer and president, the Longnecker study showed that the 50th percentile pay rate was $532,052 for base salary. The committee elected to raise Mr. Pinkston's salary from $450,000 to $500,000. Similarly, for Mr. Schell, the committee determined that $302,627 would be the 50th percentile pay rate, but that raising his salary from $220,000 to $275,000 was a reasonable increase. For similar reasons, Mr. Merrill received a raise from $200,000 to $250,000 ($279,023 was the 50th percentile), Mr. Cromling received a raise from $210,000 to $220,000 ($228,484 was the 50th percentile), and Mr. Guidry received a raise from $200,000 to $210,000 ($206,803 was the 50th percentile).

2007 annual cash bonuses and long term compensation

For 2007, the peer group contained in Longnecker's study contained the same companies used in 2006, with the exception of Whiting Petroleum. Whiting Petroleum was substituted for Pogo Producing Company which was acquired by another company.

Additionally, information from the following published surveys was incorporated into Longnecker's 2007 study:

- Economic Research Institute, ERI Executive Compensation Assessor 2007;
- Mercer Human Resources Consulting, 2007 Mercer Benchmark Database Executive;
- Watson Wyatt, 2007 Top Management Compensation – Industry Report;
- Mercer Human Resources Consulting, 2007 Energy Compensation Survey; and
- WorldatWork, 2007/2008 Total Salary Increase Budget Survey.

Results of Longnecker study for 2007. Longnecker's study indicated that our named executive officers' annual cash bonuses and long-term compensation, individually and as a group, as compared to the peer group's 50th and 75th percentiles, were below market. The tables below show certain results of their study.

Table No. 1 shows the compensation of our named executive officers for 2007, except the cash bonus which is for 2006, (as used in the study) while Table No. 2 shows the ratio of the named executive officers' compensation (by component) within the 50th and 75th percentiles of the market as reflected in the study.

Table No. 1

Name	Salary($)	Cash Bonus($)	Targeted LTI Value ($)*
Larry D. Pinkston	500,000	500,015	1,492,340
Mark E. Schell	275,000	210,000	410,352
David T. Merrill	250,000	190,000	373,168
John Cromling	220,000	160,000	273,568
Bradford J. Guidry	210,000	150,000	261,118

* Based on the number of restricted stock shares issued, a price per share of $44.01, assuming a 10% increase in the total value, a five year hold discounted at 3.5%.

Table No. 2

Elements of current compensation	As a ratio to Market		Range of individuals' compensation within the Market	
	50th percentile	75th percentile	50th percentile	75th percentile
Base Salary	.86	.77	.79 - .90	.69 - .97
Salary and annual incentive	.89	.71	.84 - .97	.65 - .96
Long term incentive	.75	.52	.59 - .87	.40 - .62
Total compensation	.82	.59	.72 - .87	.52 - .78

In addition, the study provided the following information regarding the mix of our compensation as opposed to the 50th and 75th percentile of the market.

Table No. 3

	Company	50th Percentile	75th Percentile
Base Salary	27%	25%	20%
Annual Incentive	22%	19%	20%
Long term incentive	51%	56%	60%

The following table presents a summary of the comparison of the individual named executive officer's compensation, by component, as compared to that of the 50th percentile contained in the study:

Table No. 4

	Salary($)		Annual incentive($)		Long term incentive($)		Total direct compensation($)	
Name	Current	50th Percentile	Current	50th Percentile	Current	50th Percentile	Current	50th Percentile
Larry D. Pinkston	500,000	572,207	500,015	572,207	1,492,340	1,716,620	2,492,355	2,861,034
Mark E. Schell	275,000	330,302	210,000	247,726	410,352	660,603	895,352	1,238,631
David T. Merrill	250,000	314,740	190,000	188,844	373,168	629,480	813,168	1,133,065
John Cromling	220,000	245,374	160,000	147,224	273,568	368,061	653,568	760,659
Bradford J. Guidry	210,000	232,404	150,000	139,442	261,118	348,606	621,118	720,452

Recommendations of compensation consultant. The Longnecker report recommended that the company continue to strengthen its long-term incentives awards, and suggested that a 50/50 mix of restricted stock and stock appreciation rights awards be used to achieve that goal. Longnecker also noted that long-term incentive awards provided by the market are significantly higher than in previous years, largely because of a trend in the industry for companies to grant one-time employee retention incentive awards in an effort to combat a difficult energy labor market, in addition to strong industry performance in the industry, along with an industry-wide preference for placing increasing emphasis on long-term compensation. As a result of that finding, Longnecker recommended that the company also issue one-time retention awards for the named executive officers.

Recommendations of chief executive officer. As set forth in "Role of chief executive officer," at page 20, our chief executive officer makes recommendations to the committee as to the compensation packages for the named executive officers other than himself. At the December 2007 committee meeting, Mr. Pinkston presented a schedule of recommended compensation that differed from that recommended by Longnecker. The primary basis for Mr. Pinkston's recommendation was his view that the underlying data used by Longnecker did not adequately match the comparable responsibilities of certain of our named executive officers. For example, Mr. Guidry, the company's fourth-highest ranking executive and the head of the company's exploration and operation segment, could not accurately be compared to the fourth-highest ranked person at a company that operates only as an oil and gas exploration company. In other words, Mr. Pinkston believed that the Longnecker results did not fully take into account the multi-segmented operation of the company as compared to single segment peer companies.

Consequently, our chief executive officer recommended that the salaries for 2008 and annual bonus awards for 2007 for the other named executive officers, as compared to the 50% of market set forth in the Longnecker study, be as follows:

	Salary for 2008		Annual Bonus for 2007	
Name	50% of Market($)	Chief Executive Officer Recommendation($)	50% of Market($)	Chief Executive Officer Recommendation($)
Mark E. Schell	330,302	300,000	247,726	220,000
David T. Merrill	314,740	290,000	188,844	200,000
John Cromling	245,374	290,000	139,442	220,000
Bradford J. Guidry	233,404	290,000	147,224	160,000

Mr. Pinkston's recommendations were based on the general constraints of the total amount of the compensation recommended by Longnecker, but reflected a reallocation of that compensation. In the aggregate, Mr. Pinkston's recommendations fell generally within the 50th and 75th percentiles of the Longnecker peer group, though within the group certain individuals were above and below those percentiles. Mr. Pinkston recommended that Mr. Guidry and Mr. Cromling receive a more significant proportion of the total aggregate recommended increase than that proposed by Longnecker, based on his belief that their specific compensation recommendations were still below market when compared to data of persons whose responsibilities actually reflected that of Mr. Guidry and Cromling. The recommendation provided a level of internal consistency in the relative salaries of the named executive officers, with Mr. Schell at a salary of $300,000 and each of the other named executive officers at a salary of $290,000.

2007 Compensation Decisions. In 2006 the committee had established a goal of increasing our executives' compensation to at least the 50th percentile range of the peer mix, with the 75th percentile range as a long-term goal, and to start a shift in the configuration of the compensation mix to place a stronger emphasis on annual and long term incentives as opposed to base salary. The committee also determined that the company should, as to the named executive officers, follow the current practices in the industry of paying cash bonuses in a single payment. These were still the goals of the committee in making its 2007 compensation decisions. The committee reviewed the Longnecker recommendations and the chief executive officer's report, as well as reviewing the company's performance over the course of 2007, taking the following into account:

- land drilling segment:
    - added three new drilling rigs to fleet during 2007;
    - closed the acquisition on nine drilling rigs from a private drilling company;
    - maintained an 80% utilization rate in a difficult marketing environment while maintaining above average margin rates;
    - rig margins in the third quarter were the second best in the U.S. land based rig industry; and
    - obtained contracts to build two additional rigs for a customer in Wyoming, for delivery in May 2008.

- exploration and production segment:
  - achieved 24th consecutive year of replacing in excess of 150% of annual production with new reserves;
  - anticipate that it would finish the year with approximately 514 BCFE of oil and gas reserves, an 8% increase over 2006;
  - increased its annual production by approximately 3% to 54.7 BCFE;
  - drilled approximately 254 wells, up 4% over 2006;
  - achieved an industry competitive finding cost of approximately $3.24 per MCFE;
  - as over 1,000 prospects in its inventory of prospects to be drilled over the next several years; and
  - achieved cash flow growth through October 2007 of 4% as compared to same period in 2006.
- mid-stream segment:
  - achieved segment cash flow growth of 18% through October 2007, as compared to same period in 2006;
  - increased volumes of natural gas processed through October 2007 by 99% as compared to 2006;
  - obtained contracts and completed construction of new gas gathering system in Northeast Oklahoma; and
  - increased total natural gas processing capacity to 92,000 mmbtu's per day.
- corporate:
  - established more efficient systems to manage hedging activities; online system set up to monitor real time changes in commodity pricing and established department to monitor and make recommendations for possible hedges.

As a result of its review, the committee approved the following compensation for our named executive officers:

- **Base Salaries for 2008**. For our chief executive officer and president, the Longnecker study showed that the 50th percentile pay rate was $572,207 for base salary. The committee elected to raise Mr. Pinkston's salary from $500,000 to $600,000. As to the other named executive officers, the committee followed the recommendations of Mr. Pinkston: Mr. Schell was raised to $300,000 from $275,000, Mr. Merrill received a raise from $250,000 to $290,000, Mr. Cromling received a raise from $220,000 to $290,000, and Mr. Guidry received a raise from $210,000 to $290,000.
- **Cash Bonuses for 2007**. The committee's cash bonus awards were based generally on the Longnecker guidelines as modified by the chief executive officer's recommendations for the other four named executive officers. Awards were not based on or granted under a plan, and are as follows:
  - Mr. Pinkston: $600,000;
  - Mr. Schell: $220,000;
  - Mr. Merrill: $200,000;
  - Mr. Cromling: $160,000; and
  - Mr. Guidry: $220,000.
- **Long-term Incentive Compensation**. The committee decided to follow the Longnecker recommendations for long-term incentive compensation, granting a one-time retention award like that granted to many of the company's non-executive employees earlier in 2007, as well as granting an award that was an approximately 50/50 combination of stock appreciation rights ("SARs") and restricted stock awards. It is the committee's belief that this increased emphasis on awards that are

sensitive to corporate performance further aligns the interests of our executives with the interest of our stockholders.

- *Restricted stock component of the combination stock-SARs long-term incentive award.* The committee determined that the appropriate per share value was $59.68. This value represented a ten percent value increase for five years in the then approximate $44.01 per share value of the company's common stock. Vesting of the restricted stock awards is staggered over a four-year period, with the first vesting date being January 1, 2008, subject to the employee remaining with the company. The committee views this staggered vesting schedule as an additional incentive for executive retention. Using the $59.68 per share value, the committee approved the following awards:
    - Mr. Pinkston: 12,481 shares of restricted stock (valued at $744,866);
    - Mr. Schell: 4,576 shares of restricted stock (valued at $273,096);
    - Mr. Merrill: 4,160 shares of restricted stock (valued at $248,269);
    - Mr. Cromling: 2,746 shares of restricted stock (valued at $163,881); and
    - Mr. Guidry: 2,621 shares of restricted stock (valued at $156,421).

  The restricted stock awards were evidenced by a restricted stock award agreement entered into between each of the named executive officers and the company. In the event of a change in control of the company, any unvested shares immediately vest in the recipient.

- *SARs component of the combination stock-SARs long-term incentive award.* The committee valued each of the SARs at $15.67 (or $59.68 per share less the $44.01 per share value discussed above), and awarded the SARs as follows:
    - Mr. Pinkston: 47,529 SARs (valued at $744,779);
    - Mr. Schell: 17,427 SARs (valued at $273,081);
    - Mr. Merrill: 15,843 SARs (valued at $248,259);
    - Mr. Cromling: 10,456 SARs (valued at $163,845); and
    - Mr. Guidry: 9,981 SARs (valued at $156,402).

  Each SAR award was evidenced by a stock settled SAR award agreement entered into between each of the named executive officers and the company. Those agreements, in addition to other provision contained in the plan, provide that one-third of the SARs vest on January 1st of each of the years 2009 through 2011, subject in each case to the employee remaining in the employment of the company. In the event of a change in control, any unvested shares automatically vest to the recipient.

- *One-time retention award of restricted stock.* The Longnecker study revealed that long-term incentive awards in the industry had increased markedly over the last year, largely due to an increase in one-time awards being offered by energy companies to combat the difficult labor market in the sector, as well as strong industry performance and an overall desire to place more weight on long-term compensation. In August of 2007, the company had granted one-time retention awards to certain of its non-executive employees, and Longnecker recommended that similar one-time retention stock awards for the company's named executive officers be made. The committee approved the following one-time retention awards of restricted stock which were granted subject to a vesting date of August 23, 2010, the same date used in the non-executive awards mentioned above:

- Mr. Pinkston: 18,267 shares (valued at $809,411);
- Mr. Schell: 10,047 shares (valued at $445,183);
- Mr. Merrill: 9,134 shares (valued at $404,728);
- Mr. Guidry: 8,038 shares (valued at $356,164); and
- Mr. Cromling: 7,672 shares (valued at $339,946).

  Again, the committee believes those awards are tied to corporate performance and align the interests of our executives with the interest of our stockholders.

Future goals:

The committee is working towards implementing a compensation program for our named executive officers which is based on the use of pre-established specific objective performance based measurements. However, there is no assurance that the committee will in fact implement such a program, or, if it does, when it will go into effect.

Executive stock ownership policy:

Although we encourage our named executive officers to own stock or other equity interests in the company, we do not require them to own stock or other equity interests in the company. During the course of their employment, all named executive officers have received compensation in the form of stock or other equity interests. We have a policy of prohibiting our executive officers (and directors) from engaging in short-term or speculative transactions in our securities, including hedging activities.

No backdating or spring loading:

We do not backdate options, grant options retroactively or reprice existing options. In addition, we do not coordinate grants of options so that they are made before announcement of favorable information, or after announcement of unfavorable information. Option awards are granted at fair market value on the date the option is approved. The company's general practice is to grant options only on an annual grant basis, although there are occasions when grants have been made on other dates, such as in connection with a newly-hired employee.

Director Compensation:

In setting non-employee director compensation, the compensation committee recommends the form and amount of compensation to the board of directors and the board of directors makes the final determination. In considering and recommending the compensation of non-employee directors, the compensation committee considers such factors as it deems appropriate, including historical compensation information, level of compensation necessary to attract and retain non-employee directors meeting our desired qualifications and market data. To date, the compensation committee has not used a consultant to aid it in its determination of these fees.

Accounting and tax considerations:

Before 2006, the primary form of equity compensation that we awarded consisted of stock options. We selected this form of award because of the favorable accounting and tax treatment and the expectation of employees in our industry. However, beginning in 2006, the accounting treatment of stock options changed as a result of Statement of Financial Accounting Standards No. 123(R), making the accounting treatment of stock options less attractive. As a result, we determined that it would be better to use stock appreciation rights, restricted stock or a mix of the two.

Section 162(m):

The committee considers the potential effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our named executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for certain executive officers, unless the compensation is performance-based.

The committee has examined our current executive compensation program and understands that most of the compensation paid to our named executive officers may not be deductible under Section 162(m). However, the committee does not believe that the loss of any deductions will be likely to have a material negative financial impact on the company. The estimated net impact on the company for 2007 was approximately $53,000. The committee also believes that it is important to retain the flexibility to motivate performance through awards or programs that do not meet all of the requirements of Section 162(m). The committee will continue to monitor the issue of deductibility, and make adjustments to our executive compensation programs as it feels appropriate and warranted.

Nonqualified deferred compensation:

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law changing the tax rules applicable to nonqualified deferred compensation arrangements. A more detailed discussion of our nonqualified deferred compensation program is provided on page 36 under the heading "Non-qualified deferred compensation."

Employment Agreements:

We currently do not have any employment agreements with our named executive officers.

Summary compensation table

The following table sets forth information regarding the compensation paid, distributed, or earned by for our named executive officers for 2007 and 2006.

SUMMARY COMPENSATION TABLE FOR 2007 AND 2006

Name and Principal Position (a)	Year (b)	Salary ($)[1] (c)	Bonus ($)[1][2] (d)	Stock Awards ($)[3] (e)	Option Awards ($)[4] (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5] (h)	All Other Compensation ($)[6] (i)	Total ($) (j)
Larry D. Pinkston, President and CEO	2007 2006	500,000 450,000	600,000 500,015	386,342[7] 191,359[7]	462,326[12] 111,539[12]	- -	- -	24,011 19,414	1,972,679 1,272,327
Mark E. Schell, Sr. V.P., Secretary and General Counsel	2007 2006	275,000 220,000	220,000 210,000	130,539[8] 79,473[8]	158,691[13] 80,176[13]	- -	- -	24,076 22,475	808,306 612,124
David T. Merrill, CFO and Treasurer	2007 2006	250,000 200,000	200,000 190,000	118,901[9] 72,872[9]	131,382[16] 50,468[14]	- -	- -	28,958 28,165	729,241 541,505
John Cromling, Executive V.P. - Drilling	2007 2006	220,000 210,000	160,000 160,000	88,605[10] 66,333[10]	128,207[15] 94,564[15]	- -	- -	27,143 22,312	623,955 553,209
Bradford J. Guidry, Sr. V.P. Exploration	2007 2006	210,000 200,000	220,000 150,000	84,860[11] 62,894[11]	125,069[16] 94,366[16]	- -	- -	22,625 22,164	662,554 529,424

Notes to table:

(1) *Compensation deferred at the election of an executive is included in the year earned. During 2006 and 2007, the following named executives deferred, on a discretionary basis, the following amounts of salary or bonus into the company's compensation deferral plans:*

Name	*Amounts Deferred*	
	Salary($)	*Bonus($)*
2006		
Larry D. Pinkston	*36,000*	*80,000*
Mark E. Schell	*21,593*	*12,740*
David T. Merrill	*7,666*	*7,333*
John Cromling	*6,866*	*13,133*
Bradford J. Guidry	*4,333*	*15,666*
2007		
Larry D. Pinkston	*60,000*	*50,500*
Mark E. Schell	*24,010*	*20,590*
David T. Merrill	*51,200*	*15,500*
John Cromling	-	*20,500*
Bradford J. Guidry	-	*20,500*

(2) *The amounts in column (d) reflect the bonus amount earned in the year without regard to the year(s) those amounts were actually paid, and do not include amounts earned in prior years but paid in the stated year.*

(3) *The amounts included in the "Stock Awards" column are the amounts of compensation cost recognized by the company in the stated years related to restricted stock awarded in that and prior years, as described in FAS 123(R), but does not include any impact of estimated forfeitures. For a discussion of the valuation assumptions used in calculating these values for year 2006, see Note 1 to our 2006 Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2006, and for a discussion of the valuation assumptions used in calculating these values for year 2007, see Notes 2 and 11 to our 2007 Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2007. The amount shown does not represent amounts paid to the named executive officers.*

(4) *The amounts included in the "Option Awards" column are the amounts of compensation cost recognized by the company in the stated fiscal years related to stock option grants and SAR awards, as described in FAS 123(R), but does not include any impact of estimated forfeitures. For a discussion of the valuation assumptions used in calculating these values, see Note 1 to our Consolidated Financial Statements included in our annual reports on Form 10-K for the years ended December 31, 2006, and for a discussion of the valuation assumptions used in calculating these values for year 2007, see Notes 2 and 11 to our 2007 Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2007. The amount shown does not represent amounts paid to the named executive officers. The amount shown does not represent amounts paid to the named executive officers.*

(5) *W do not provide for preferential or above-market earnings on deferred compensation.*

(6) *The table below shows the components of this column:*

Name	*401(k) Match for stated Plan year ($)**	*Personal Car Allowance ($)*	*Club Membership ($)*	*Total "All Other Compensation" ($)*
2006				
Larry D. Pinkston	*15,444*	*3,250*	*720*	*19,414*
Mark E. Schell	*15,444*	*6,250*	*781*	*22,475*
David T. Merrill	*15,444*	*6,000*	*6,721*	*28,165*
John Cromling	*15,444*	*1,049***	*5,819*	*22,312*
Bradford J. Guidry	*15,444*	*6,000*	*720*	*22,164*
2007				
Larry D. Pinkston	*15,795*	*7,500*	*716*	*24,011*
Mark E. Schell	*15,795*	*7,500*	*781*	*24,076*
David T. Merrill	*15,795*	*6,000*	*7,163*	*28,958*
John Cromling	*15,795*	*5,228***	*6,120*	*27,143*
Bradford J. Guidry	*15,795*	*6,000*	*830*	*22,625*

* *The company's matching contribution is made in shares of the company's common stock.*

** *This amount represents the imputed income attributable to Mr. Cromling's use of a company vehicle.*

(7) *Of the $191,359 of compensation cost recognized by the company in 2006, (i) $75,003 is attributable to restricted stock granted before 2006, and (ii) $116,356 is attributable to restricted stock granted in 2006. Of the $386,342 of compensation cost recognized by the company in 2007, (i) $238,255 is attributable to restricted stock granted before 2007, and (ii) $148,087 is attributable to restricted stock granted in 2007.*

(8) Of the $79,473 of compensation cost recognized by the company in 2006, (i) $47,485 is attributable to restricted stock granted before 2006, and (ii) $31,988 is attributable to restricted stock granted in 2006. Of the $130,539 of compensation cost recognized by the company in 2007, (i) $74,449 is attributable to restricted stock granted before 2007, and (ii) $56,090 is attributable to restricted stock granted in 2007.

(9) Of the $72,872 of compensation cost recognized by the company in 2006, (i) $43,783 is attributable to restricted stock granted before 2006, and (ii) $29,089 is attributable to restricted stock granted in 2006. Of the $118,901 of compensation cost recognized by the company in 2007, (i) $67,910 is attributable to restricted stock granted before 2007, and (ii) $50,991 is attributable to restricted stock granted in 2007.

(10) Of the $66,333 of compensation cost recognized by the company in 2006, (i) $45,008 is attributable to restricted stock granted before 2006, and (ii) $21,325 is attributable to restricted stock granted in 2006. Of the $88,605 of compensation cost recognized by the company in 2007, (i) $54,067 is attributable to restricted stock granted before 2007, and (ii) $34,538 is attributable to restricted stock granted in 2007.

(11) Of the $62,894 of compensation cost recognized by the company in 2006, (i) $42,501 is attributable to restricted stock granted before 2006, and (ii) $20,393 is attributable to restricted stock granted in 2006. Of the $84,860 of compensation cost recognized by the company in 2007, (i) $51,509 is attributable to restricted stock granted before 2007, and (ii) $33,351 is attributable to restricted stock granted in 2007.

(12) Of the $111,539 of compensation cost recognized by the company in 2006, (i) $23,716 is attributable to stock appreciation rights granted in 2006, and (ii) $87,823 to stock options granted before 2006. Of the $462,326 of compensation cost recognized by the company in 2007, (i) $388,495 is attributable to stock appreciation rights granted before 2007, (ii) $21,077 is attributable to stock appreciation rights granted in 2007, and (iii) $52,754 is attributable to stock options granted before 2007.

(13) Of the $80,176 of compensation cost recognized by the company in 2006, (i) $6,522 is attributable to stock appreciation rights granted in 2006, and (ii) $73,654 to stock options granted before 2006. Of the $158,691 of compensation cost recognized by the company in 2007, (i) $106,817 is attributable to stock appreciation rights granted before 2007, (ii) $7,726 is attributable to stock appreciation rights granted in 2007, and (iii) $44,148 is attributable to stock options granted before 2007.

(14) Of the $50,468 of compensation cost recognized by the company in 2006, (i) $5,929 is attributable to stock appreciation rights granted in 2006, and (ii) $44,539 to stock options granted before 2006. Of the $131,382 of compensation cost recognized by the company in 2007, (i) $97,307 is attributable to stock appreciation rights granted before 2007, (ii) $7,026 is attributable to stock appreciation rights granted in 2007, and (iii) $27,049 is attributable to stock options granted before 2007.

(15) Of the $94,564 of compensation cost recognized by the company in 2006, (i) $4,348 is attributable to stock appreciation rights granted in 2006, and (ii) $90,216 to stock options granted before 2006. Of the $128,207 of compensation cost recognized by the company in 2007, (i) $70,968 is attributable to stock appreciation rights granted before 2007, (ii) $4,637 is attributable to stock appreciation rights granted in 2007, and (iii) $52,602 is attributable to stock options granted before 2007.

(16) Of the $94,366 of compensation cost recognized by the company in 2006, (i) $4,150 is attributable to stock appreciation rights granted in 2006, and (ii) $90,216 to stock options granted before 2006. Of the $125,069 of compensation cost recognized by the company in 2007, (i) $68,041 is attributable to stock appreciation rights granted before 2007, (ii) $4,426 is attributable to stock appreciation rights granted in 2007, and (iii) $52,602 is attributable to stock options granted before 2007.

Grant of plan-based awards

The following table sets forth the plan-based grants made to the named executive officers during 2007:

GRANTS OF PLAN-BASED AWARDS FOR 2007											
Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (# shares)	Target (# shares)	Maximum (# shares)				
(a)	(b)[1]	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)[2]	(l)[3]
Larry D. Pinkston	12/19/07	-	-	-	-	-	-	18,267[4]			809,411
	12/19/07	-	-	-	-	-	-	12,481[5]			553,033
	12/19/07	-	-	-	-	-	-		47,529[6]	44.31	1,076,214
Mark E. Schell	12/19/07	-	-	-	-	-	-	10,047[4]			445,183
	12/19/07	-	-	-	-	-	-	4,576[5]			202,763
	12/19/07	-	-	-	-	-	-		17,427[6]	44.31	394,605
David T. Merrill	12/19/07	-	-	-	-	-	-	9,134[4]			404,728
	12/19/07	-	-	-	-	-	-	4,160[5]			184,330
	12/19/07	-	-	-	-	-	-		15,843[6]	44.31	358,738
John Cromling	12/19/07	-	-	-	-	-	-	7,672[4]			339,946
	12/19/07	-	-	-	-	-	-	2,746[5]			121,675
	12/19/07	-	-	-	-	-	-		10,456[6]	44.31	236,759
Bradford J. Guidry	12/19/07	-	-	-	-	-	-	8,038[4]			356,164
	12/19/07	-	-	-	-	-	-	2,621[5]			116,137
	12/19/07	-	-	-	-	-	-		9,981[6]	44.31	226,003

Notes to table:

(1) All awards made under the company's stock and incentive compensation plan.

(2) Represents the closing stock price of our common stock on the NYSE on the grant date.

(3) Represents the grant date fair value of SARs and restricted stock. The fair value is calculated based on the grant date fair value of the award as determined under FAS 123(R) for financial reporting purposes but does not include any impact of estimated forfeitures and does not represent amounts paid to the named executive officers for the year. For a discussion of the valuation assumptions used in calculating these values, see Note 2 and 11 to our 2007 Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2007.

(4) Represents restricted stock shares that vest 100% on August 23, 2010.

(5) Represents restricted stock shares that vest in four annual installments of 25% during January of each of the years 2008 through 2011.

(6) Represents shares of stock appreciation rights (stock settled) that vest in one-third annual increments during January of each of the years 2009 through 2011.

Based on the salary, cash bonus, and fair value of the equity awards (including the one-time restricted stock retention award) granted to our named executive officers in 2007, salary and bonus accounted for approximately 34% of their total compensation, while equity compensation accounted for 66%. In 2006, those percentages were approximately 82% salary and bonus and 18% equity compensation. Because the value of certain awards included in some of the above tables is based on the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payments (FAS 123(R)) value rather than the fair market value, these percentages may not be able to be derived using the amounts reflected in the above tables.

The compensation committee's salary determinations for 2007 were based primarily on our chief executive officers recommendations and the Longnecker report. The committee made certain adjustments to the Longnecker recommendations based on the concerns expressed to it by our chief executive officer.

There were no performance targets and there was no weighting of factors considered by the committee, rather all the reviewed information was considered as a totality.

The restricted stock awards authorized by the committee with regard to 2007 compensation reflect amounts granted in December 2007, and do not include amounts granted in prior years. See footnote 4 to the "Outstanding Equity Awards at end of 2007" table for more information on these restricted stock awards from earlier years. There are no performance-based conditions that affect the vesting schedule, except that the employee remains in the employ of the company. In the event of a change in control of the company, any unvested shares immediately vest in the recipient. The recipient of each award of restricted stock has all of the rights of a holder of shares of our common stock, including the right to vote those shares and to receive any cash dividends that might be issued with regard to our common stock. The compensation committee, however, may determine that any cash dividends shall be automatically reinvested in additional shares which shall become shares of restricted stock and shall be subject to the same restrictions and other terms of the award. To date, we have not issued any dividends with respect to its common stock.

Amounts realizable from prior compensation did not affect the awards set forth above. There was no repricing involved with respect to any outstanding equity-based award or option. No targets factored into the compensation determinations reflected above. Allocation among the elements of compensation was determined in the compensation committee's discretion, based on its general experience, prior practices and the advice and recommendations from its compensation consultant.

Outstanding equity awards at end of 2007

The following table shows outstanding equity awards at December 31, 2007 for each of the named executive officers:

OUTSTANDING EQUITY AWARDS AT END OF 2007									
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)[1]	(c)	(d)	(e)	(f)	(g)[4]	(h)	(i)	(j)
Larry D. Pinkston	12,000			3.75	12/22/08	38,347	1,761,373		
	7,500			16.6875	12/19/10				
	7,500			19.04	12/17/12				
	8,000	2,000		22.95	12/17/13				
	6,000	4,000		37.83	12/14/14				
		23,716[2]		51.76	12/12/16				
		47,529[3]		44.31	12/19/17				
Mark E. Schell	12,000			3.75	12/22/08	17,020	775,566		
	7,500			16.6875	12/19/10				
	7,500			19.04	12/17/12				
	6,000	1,500		22.95	12/17/13				
	5,100	3,400		37.83	12/14/14				
		6,522[2]		51.76	12/12/16				
		17,427[3]		44.31	12/19/17				
David T. Merrill	4,000	1,000		21.50	8/25/13	15,480	705,475		
	2,400	600		22.95	12/17/13				
	3,000	2,000		37.83	12/14/14				
		5,929[2]		51.76	12/12/16				
		15,843[3]		44.31	12/19/17				
John Cromling	1,000			19.04	12/17/12	12,168	555,562		
	700	700		22.95	12/17/13				
	2,100	1,400		37.83	12/14/14				
	3,000	4,500		37.69	5/25/15				
		4,348[2]		51.76	12/12/16				
		10,456[3]		44.31	12/19/17				
Bradford J. Guidry	5,000			16.6875	12/19/10	12,324	561,660		
	2,800	700		19.04	12/17/12				
	2,100	1,400		22.95	12/17/13				
	3,000	4,500		37.83	12/14/14				
		4,150[2]		37.69	5/25/15				
		9,981[3]		51.76	12/12/16				
				44.31	12/19/17				

<u>*Notes to table:*</u>

(1) *Each option grant has a ten-year term and vests in 20% annual increments beginning on the first anniversary of the grant date. Exercise prices are determined using the closing market price of our common stock on the date of grant.*

(2) *These shares of stock appreciation rights (stock settled) vest in one-third increments on January 1st of each of the years 2008 through 2010.*

(3) *These shares of stock appreciation rights (stock settled) vest in one-third increments in January of each of the years 2009 through 2011.*

(4) *Further information regarding these restricted stock shares is as follows:*

Name	Award date	Total shares subject to award	Grant date FMV $	Vesting schedule (#)	
				1/1/07	1/1/08
Larry Pinkston	12/13/05	1,715	99,985	858	857
Mark Schell	12/13/05	1,086	63,314	543	543
David Merrill	12/13/05	1,001	58,359	501	500
John Cromling	12/13/05	1,029	59,991	515	514
Brad Guidry	12/13/05	972	56,668	486	486

Name	Award date	Total shares subject to award	Grant Date FMV $	Vesting schedule (#)			
				1/1/07	1/1/08	1/1/09	1/1/10
Larry Pinkston	12/12/06	8,990	465,322	(2,248)	2,247	2,248	2,247
Mark Schell	12/12/06	2,472	127,951	(618)	618	618	618
David Merrill	12/12/06	2,248	116,357	(562)	562	562	562
John Cromling	12/12/06	1,648	85,300	(412)	412	412	412
Brad Guidry	12/12/06	1,573	81,418	(394)	393	393	393

Name	Award date	Shares subject to award and vesting August 23, 2010 (#)	Grant date FMV $
Larry Pinkston	12/19/07	18,267	809,411
Mark Schell	12/19/07	10,047	445,183
David Merrill	12/19/07	9,134	404,728
John Cromling	12/19/07	7,672	339,946
Brad Guidry	12/19/07	8,038	356,164

Name	Award date	Shares subject to award	Grant date FMV $	Vesting schedule (#)			
				1/1/08	1/5/09	1/4/10	1/3/11
Larry Pinkston	12/19/07	12,481	553,033	3,121	3,120	3,120	3,120
Mark Schell	12/19/07	4,576	202,763	1,144	1,144	1,144	1,144
David Merrill	12/19/07	4,160	184,330	1,040	1,040	1,040	1,040
John Cromling	12/19/07	2,746	121,675	687	687	686	686
Brad Guidry	12/19/07	2,621	116,137	656	655	655	655

Option exercises and stock vested

The table below shows information regarding options and stock awards exercised and vested, respectively, for the named executive officers in 2007.

OPTION EXERCISES AND STOCK VESTED FOR 2007				
	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)[1]	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)[2]
Larry D. Pinkston	-	-	3,106	150,486
Mark E. Schell	-	-	1,161	56,250
David T. Merrill	-	-	1,063	51,502
John Cromling	2,400	101,686	927	44,913
Bradford J. Guidry	1,000	44,963	880	42,636

Notes to table:

(1) *Value realized equals fair market value of the stock on date of exercise, less the exercise price, times the number of shares acquired.*

(2) *Value realized equals fair market value of the stock on date of vesting times the number of shares acquired.*

Non-qualified deferred compensation

We permit the named executive officers and certain other employees to elect to receive a portion of their compensation on a deferred basis under our salary deferral plan (an unsecured, non-qualified, deferred compensation plan). We do not provide any matching contributions to this plan. Certain material terms of that plan are discussed below.

Under the plan, each participant may elect to defer up to 100% of his base salary and cash bonuses he may earn.

A participant's deferrals under the plan (including earnings) are credited with investment gains and losses until the amounts are paid out. Account balances are invested in phantom investments selected by the executive from an array of investment options that mirror the funds in our 401(k) plan (less the company's common stock fund), subject to restrictions established by the plan administrator. Participants can change their investment selections at the time and in the manner specified by the plan administrator prospectively by contacting the plan's trustee in the same manner that applies to participants in our 401(k) plan.

The following table presents the investment gain or loss (expressed as a percentage of rate of return) for each of the investment options under the plan for 2007.

FUND	PERCENTAGE RETURN
LargeCap Value Sel Fund	- 4.05%
Neuberger Berman Partners Tr Fund	9.84%
LargeCap S&P 500 Index Sel Fund	5.01%
American Funds Growth Fund of America R3 Fund	10.59%
LargeCap Growth Sel Fund	22.63%
MidCap Value I Sel	2.08%
MidCap S&P 400 Index Sel Fund	7.51%
MidCap Growth I Sel Fund	10.59%
SmallCap Value Sel Fund	-7.75%
Neuberger Berman Genesis Tr Fund	21.8%
Fidelity Advisor Small Cap T Fund	12.65%
Dodge & Cox International Stock Fund	11.71%
Principal Investors LifeTime Strategic Income Sel Fund	1.44%
Principal Investors LifeTime 2010 Sel Fund	3.32%
Principal Investors LifeTime 2020 Sel Fund	4.88%
Principal Investors LifeTime 2030 Sel Fund	5.88%
Principal Investors LifeTime 2040 Sel Fund	6.60%
Principal Investors LifeTime 2050 Sel Fund	6.67%
PIMCO Total Return Admin Fund	8.81%
Dreyfus Bond Market Index Inv. Fund	6.68%
S&P 600 index SEI Fund	-0.70%

A participant's plan balance becomes payable 30 days following the participant's termination of employment. At the participant's election, the plan balance may be paid as a lump sum, or in monthly or annual installments over a period of no longer than five years. If a participant does not timely designate a payment method, then payment will be made in a lump sum. If a participant elects payment over a period of years, the participant may elect that all remaining payments to his or her beneficiary be made in a lump sum on this participant's death. Despite the foregoing, a participant may elect to receive a lump sum distribution from the plan in the event of certain severe financial hardships. The amount of any hardship distribution may not exceed the amount necessary to satisfy the hardship.

The following table shows the named executive officers' contributions, earnings and account balances in our non-qualified plan, as of December 31, 2007.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2007

Name (a)	Executive Contributions in Last FY ($) (b)(1)	Registrant Contributions in Last FY ($) (c)(2)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)(3)
Larry D. Pinkston	89,000	-	152,568	-	1,233,443
Mark E. Schell	28,963	-	56,804	-	339,036
David T. Merrill	51,200	-	1,439	-	-
John Cromling	-	-	-	-	-
Bradford J. Guidry	-	-	-	-	-

Notes to table:

(1) The "Executive Contributions" column above (column (b)) shows amounts that were also reported as "salary" or "bonus" in the 2007 Summary Compensation Table on page 29. Those amounts, as well as amounts in the "Aggregate Balance" column (column (f)) that represent salary or bonus that were reported in the Summary Compensation Tables for proxy materials in prior years, are quantified below. The table below also quantifies the annual rate of return earned by the named executive officers during 2007.

Name	*Amount included in both Non-qualified Deferred Compensation Table and 2007 Summary Compensation Table ($)*	*Amount included in Non-qualified Deferred Compensation Table previously Reported in Prior year's Summary Compensation Tables ($)*	*Annual Rate of Return for 2007*
Larry D. Pinkston	*89,000*	*501,831**	*14.54%*
Mark E. Schell	*28,963*	*122,915**	*20.78%*
David T. Merrill	*49,067*	-	*6.14%*
John Cromling	-	-	-
Bradford J. Guidry	-	-	-

** reflects amounts for years 1997 through 2006. Specific information as to each year before 1997 is not readily available.*

(2) We do not make contributions to its non-qualified deferral plan.

(3) The aggregate balances represent amounts that the named executive officers earned but elected to defer, plus earnings or losses.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE-IN-CONTROL

The discussion below provides a summary of the various plans and contracts (payable or that may be payable) under which each of the named executive officers would be entitled to certain compensation in the event of termination of that executive's employment. The actual amounts to be paid out can only be determined at the time of the executive's separation from service, and may well be different than the figures set forth below.

Separation benefit plan

On December 20, 1996, effective as of January 1, 1997, our board adopted the Separation Benefit Plan of Unit Corporation and Participating Subsidiaries. This plan is generally applicable to all of our full-time salaried employees and to the salaried employees of our subsidiaries, who have been with their employer for at least one year. Subject to the terms of the plan, any eligible employee whose employment is terminated is entitled to receive a separation benefit in an amount calculated by dividing the eligible employee's average annual base salary in effect immediately before the employee's separation by 52 to determine a weekly separation benefit amount. The number of weekly separation benefit payments then payable to an eligible employee is calculated based on the employee's years of service in accordance with a schedule set forth in the plan. Employees who voluntarily leave their employment are not entitled to receive a separation benefit unless they have completed at least 20 years of service. Any eligible employee who has completed 20 years of service or more is vested in his or her separation benefit, subject to fulfilling the other requirements of the plan. Separation benefit payments are limited to a maximum of 104 weekly payments. The plan also provides that, unless otherwise provided by our board before a "change-in-control" of the company, as defined in the plan, all eligible employees shall be vested in their separation benefit as of the date of the "change-in-control" based on their years of service. As a condition to receiving the separation benefits, employees must sign a separation agreement waiving any claims the employee may have against the company or its subsidiaries.

This table identifies the amounts that would be due to each of our named executive officers assuming that these amounts were determined as of December 31, 2007.

ESTIMATED BENEFIT AMOUNTS AS OF DECEMBER 31, 2007	
Name	**Amount Due Under Plan($)***
Larry D. Pinkston	1,000,000
Mark E. Schell	423,077
David T. Merrill	76,923
John Cromling	169,231
Bradford J. Guidry	306,923

* *Assumes for purposes of this disclosure only that the amount shown has either vested under the terms of the plan or that a change-in-control of the company (as defined in the plan) has occurred.*

Senior management separation benefit plan

On October 28, 1997, our board adopted the Separation Benefit Plan for Senior Management. This plan is similar in terms to the benefits and requirements described above for the Separation Benefit Plan, with the exception that the compensation committee determines who will participate in this plan. In addition, the committee is given the authority to increase (up to a maximum of 104) the number of weekly separation benefit payments a participant would otherwise be entitled to receive under the plan if the participant is involuntarily terminated.

Effective with their retirement from the company, certain former executives received payments under this plan. Their compensation was paid out over a period not exceeding 26 months. Currently there are no participants in this plan, and no payments are being made under the plan.

Special separation benefit plan

This plan is identical to the Separation Benefit Plan with the exception that a participant will vest in his or her earned benefit on the earliest of the participant reaching the age of 65 or serving 20 years with us. There are currently 31 employees participating in this plan. None of the named executive officers are participants in this plan. Participation in this plan is in lieu of participation in any of the other separation benefit plans discussed above.

Change-in-control arrangements

Unit Corporation Amended and Restated Stock Option Plan. As provided for in option agreements entered into under the terms of the Unit Corporation Amended and Restated Stock Option Plan, all stock options vest immediately in the event of a "change-in-control" of the company. A "change-in-control" is deemed to have occurred at the time any person or group, other than the company or an "Exempt Person," is or becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding securities. An Exempt Person is generally defined to be any person (or estate or trust of such person) who, on the date of the plan, owned securities representing more than 20% of the combined voting power of our then outstanding securities, and any spouse, parent or issue of such person.

Unit Corporation Stock and Incentive Compensation Plan. The restricted shares of stock and the SARs awards granted in December 2006 and December 2007 under the Unit Corporation Stock and Incentive Plan vest immediately in the event of a "change-of-control" of the company. Under that plan, a "change-in-control" is generally defined as:

(1) Any individual, entity or group acquiring beneficial ownership of 15% of more of either the outstanding shares of the company's common stock or the combined voting power of the outstanding voting securities of the company entitled to vote generally for the election of directors;

(2) Individuals who constitute the board on the date thereof ceasing to constitute a majority of the board (provided that an individual whose election or nomination as a director is approved by a vote of at least a majority of the directors as of the date thereof will be deemed a member of the incumbent board);

(3) Approval by our stockholders of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the company or the acquisition of assets of another entity, unless following the business combinations:

- all or substantially all of the beneficial owners of the company's then outstanding common stock prior to the business combination own more than 70% of the outstanding common stock of the company resulting from the business combination;
- no person, entity or group owns 25% or more of the outstanding voting securities of the company resulting from the business combination; and
- at least a majority of the board of the company resulting from the business combination were members of the company's board prior to the business combination; or

(4) Approval by our stockholders of a complete liquidation or dissolution of the company.

Key Employee Contracts. We have entered into key employee change-in-control contracts with Messrs. Pinkston, Schell, Merrill and Belitz. Mr. Belitz is our Controller. These contracts have an initial three-year term that is automatically extended for one year on each anniversary, unless a notice not to extend is given by us. If a change-in-control of the company (as defined below) occurs during the term of the contract, then the contract becomes operative for a fixed three-year period. The contracts generally provide that the executive's terms and conditions of employment (including position, work location, compensation and benefits) will not be adversely changed during the three-year period after a change-in-control. If the executive's employment is terminated by the company (other than for cause, death or disability), the executive terminates for good reason during the three-year period, or the executive terminates employment for any reason during the 30-day period following the first anniversary of the change-in-control, and on certain terminations before a change-in-control or in connection with or in anticipation of a change-in-control, the executive is generally entitled to receive from the company in a lump sum the following payment and benefits:

- earned but unpaid compensation;
- up to 2.9 times the executive's base salary plus annual bonus (based on historic annual bonus); and
- the company matching contributions that would have been made had the executive continued to participate in

the company's 401(k) plan for up to an additional three years.

In addition, the contract provides for a continuation of various medical, dental, disability and life insurance plans for a period of up to three years, outplacement services and the payment of all legal fees and expenses incurred by the executive in enforcing any right or benefit provided by the contract. The contract provides that the executive is entitled to receive a payment in an amount sufficient to make the executive whole for any excise tax on excess parachute payments imposed under Section 4999 of the Internal Revenue Code.

As a condition to receipt of these severance benefits, the executive must remain in the employ of the company and render services commensurate with his position. The executive must also agree to retain in confidence any and all confidential information known to him concerning the company and its business so long as the information is not otherwise publicly disclosed. As of the date of this proxy statement, no amounts have been paid under these contracts.

For purposes of these contracts, a change-in-control is generally defined as:

(1) Any individual, entity or group acquiring beneficial ownership of 15% or more of either the outstanding shares of the company's common stock or the combined voting power of the outstanding voting securities of the company entitled to vote generally for the election of directors;

(2) Individuals who constitute the board on the date thereof cease to constitute a majority of the board, provided that an individual whose election or nomination as a director is approved by a vote of at least a majority of the directors as of the date thereof will be deemed a member of the incumbent board;

(3) Approval by our stockholders of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the company or the acquisition of assets of another entity, unless following the business combination:

- all or substantially all of the beneficial owners of our outstanding common stock before the business combination own more than 60% of the outstanding common stock of the corporation resulting from the business combination;
- no person, entity or group owns 15% or more of the outstanding voting securities of the corporation resulting from the business combination; and,
- at least a majority of the board of the company resulting from the business combination were members of the company's board prior to the business combination; or

(4) Approval by our stockholders of a complete liquidation or dissolution of the company.

Payments on termination or change-in-control table

The following table sets forth quantitative information with respect to potential payments to be made to each of the named executive officers or their beneficiaries on termination in various circumstances, assuming termination on December 31, 2007. The potential payments are based on the various plans maintained by us as well as the negotiated contractual terms of certain agreements we have made with some of the named executive officer's. For a more detailed description of each of these plans and agreements, see the discussion of each plan and agreement under "Potential Payments on Termination or Change-in-Control". These disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the executive, which would only be known at the time that they become eligible for payment under the plan or agreement were to occur.

The amounts presented in the below table are in addition to each of the named executive officer's deferred compensation noted in the Non-Qualified Deferred Compensation for 2007 table on page 38.

	TYPE OF TRIGGERING EVENT						
Named Executive Officer	Death or Disability	Voluntary Termination or Retirement	Change in Control without Termination	Termination by Company for Cause	Termination by Company without Cause unrelated to Change in Control	Termination by Company or by Executive for Good Reason after Change in Control	Termination by Executive without Good Reason after Change in Control
Larry D. Pinkston							
Key Employee Contract Payments:							
Salary under contract formula[1]	-	-	-	-	-	$1,450,000	-
Bonus under contract formula[1]	-	-	-	-	-	$1,740,000	-
Previously-earned but unpaid bonus amounts	-	-	-	-	-	$ 650,000	-
Tax Gross-up[2]	-	-	-	-	-	$1,679,229	-
36 months 401(k) company match	-	-	-	-	-	$ 47,385	-
Health Insurance[3]	-	-	-	-	-	$ 34,884	-
Disability Insurance[3]	-	-	-	-	-	$ 2,700	-
Outplacement Services	-	-	-	-	-	$ 30,000	-
Stock Awards[4]	$1,773,549	-	$1,773,549	-	-	$1,773,549	$1,773,549
Option and SARs Awards[5]	$ 172,485	-	$ 172,485	-	-	$ 172,485	$ 172,485
Separation Benefit Plan Payment	$1,000,000	$1,000,000	-	-	$1,000,000	$1,000,000	$1,000,000
	$2,946,034	$1,000,000	$1,946,034	$-	$1,000,000	$8,580,232	$2,946,034
Mark E. Schell							
Key Employee Contract Payments:							
Salary under contract formula[1]	-	-	-	-	-	$ 797,500	-
Bonus under contract formula[1]	-	-	-	-	-	$ 638,000	-
Previously-earned but unpaid bonus amounts	-	-	-	-	-	$ 251,667	-
Tax Gross-up[2]	-	-	-	-	-	$ 700,239	-
36 months 401(k) company match	-	-	-	-	-	$ 47,385	-
Health Insurance[3]	-	-	-	-	-	$ 34,884	-
Disability Insurance[3]	-	-	-	-	-	$ 1,980	-
Outplacement Services	-	-	-	-	-	$ 30,000	-
Stock Awards[4]	$ 787,175	-	$ 787,175	-	-	$ 787,175	$ 787,175
Option and SARs Awards[5]	$ 97,385	-	$ 97,385	-	-	$ 97,385	$ 97,385
Separation Benefit Plan Payment	$ 423,077	$ 423,077	-	-	$ 423,077	$ 423,077	$ 423,077
	$1,307,637	$ 423,077	$ 884,560	$-	$ 423,077	$3,809,292	$1,307,637

TYPE OF TRIGGERING EVENT							
Named Executive Officer	Death or Disability	Voluntary Termination or Retirement	Change in Control without Termination	Termination by Company for Cause	Termination by Company without Cause unrelated to Change in Control	Termination by Company or by Executive for Good Reason after Change in Control	Termination by Executive without Good Reason after Change in Control
David T. Merrill							
Key Employee Contract Payments:							
Salary under contract formula(1)	-	-	-	-	-	$ 725,000	-
Bonus under contract formula(1)	-	-	-	-	-	$ 580,000	-
Previously-earned but unpaid bonus amounts	-	-	-	-	-	$ 229,167	-
Tax Gross-up(2)	-	-	-	-	-	$ 639,717	-
36 months 401(k) company match	-	-	-	-	-	$ 47,385	-
Health Insurance(3)	-	-	-	-	-	$ 21,888	-
Disability Insurance(3)	-	-	-	-	-	$ 1,800	-
Outplacement Services	-	-	-	-	-	$ 30,000	-
Stock Awards(4)	$715,950	-	$715,950	-	-	$ 715,950	$715,950
Option and SARs Awards(5)	$ 86,305	-	$ 86,305	-	-	$ 86,305	$ 86,305
Separation Benefit Plan Payment	$ 76,923	$ 76,923	$ -	-	$ 76,923	$ 76,923	$ 76,923
	$879,178	$ 76,923	$802,255	$-	$ 76,923	$3,154,135	$879,178
John Cromling							
Stock Awards(4)	$562,770	-	$562,770	-	-	$ 562,770	$562,770
Option and SARs Awards(5)	$ 86,903	-	$ 86,903	-	-	$ 86,903	$ 86,903
Separation Benefit Plan Payment	$169,231	$169,231	-	-	$169,231	$ 169,231	$169,231
	$818,904	$169,231	$649,673	$-	$169,231	$ 818,904	$818,904
Bradford J. Guidry							
Stock Awards(4)	$569,985	-	$569,985	-	-	$ 569,985	$569,985
Option and SARs Awards(5)	$ 85,980	-	$ 85,980	-	-	$ 85,980	$ 85,980
Separation Benefit Plan Payment	$306,923	$306,923	-	-	$306,923	$ 306,923	$306,923
	$962,888	$306,923	$655,965	$-	$306,923	$ 962,888	$962,888

Notes to Table:

(1) It is assumed for purposes of these calculations that all year-to-date accrued salary, bonus and vacation pay is current as of December 31, 2007. This amount is based on the 2007 salary and declared (earned) bonus for 2007, and represents the product of 2.9 and the sum of:

(i) the executive officer's annual base salary, as defined, and

(ii) the highest annual bonus (as determined under the agreement).

(2) The estimated tax gross up is based on the 20% excise tax, grossed up for taxes, on the amount of severance and other benefits above each individual's average five-year W-2 earnings times 2.9.

(3) The amount for health and disability coverage was determined by assuming that the rate of cost increases for such coverage equals the discount rate applicable to reduce the amount to present value as of December 31, 2007.

(4) The value of restricted stock assumes a fair market value for our common stock of $46.25, the closing price of our common stock on the NYSE on December 31, 2007.

(5) The value of stock options and SARs assumes a fair market value for our common stock of $46.25, the closing price of our common stock on the NYSE on December 31, 2007. Value is calculated on the basis of the difference between $46.25 and the exercise price multiplied by the number of shares of common stock underlying the options and SARs.

Retirement or consulting agreements

In connection with the retirement of Mr. King Kirchner from his position as our chief executive officer, we entered into a Separation Agreement with Mr. Kirchner on May 11, 2001. Under this agreement, Mr. Kirchner is entitled to receive a total of $2.4 million. For the first two years under the agreement, Mr. Kirchner received, as part of the total due him, payments under the terms of the company's Separation Benefit Plan for Senior Management or a total of $560,000. Then, commencing in July 2003 (and continuing through June 2009), Mr. Kirchner is receiving the $1,840,000 balance at the rate of $300,000 per year paid in monthly installments of $25,000. As of December 31, 2007, Mr. Kirchner had received payments totaling $1,390,000.

We have also entered into an agreement with Mr. John Nikkel, our former chief executive officer, providing for him to serve as a consultant to the company when he retired on April 1, 2005. Under this agreement, for the term of the agreement which is for a one year term extendable for successive one year periods by mutual agreement, Mr. Nikkel receives, on an annual basis, $70,000 per year. We currently extended the agreement until April 1, 2008. In addition, we provide him with office space and secretarial services for the time he serves as a consultant. At its February 2005 meeting, the compensation committee elected to reward Mr. Nikkel for his 21 years of service to the company by awarding him with a cash bonus of $750,000 payable in 24 monthly installments commencing on the 20th month following his retirement.

RELATED PERSON TRANSACTIONS

Our related person transaction policy

Our board has adopted a policy and procedures for the review, approval or ratification of related person transactions (as defined below) which is set forth in our Policy and Procedures with Respect to Related Person Transactions (the "Policy").

For purposes of the Policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the company (including any of its subsidiaries) was, is or will be a participant and in which any Related Person (as defined below) had, has or will have a direct or indirect material interest, other than (1) transactions in which the amount involved does not exceed $100,000, (2) transactions available to employees generally, or (3) transactions involving compensation approved by the company's compensation committee.

For purposes of the Policy, a "related person" means (1) any person who is, or at any time since the beginning of the company's last fiscal year was, a director or executive officer of the company or a nominee to become a director of the company, (2) any person who is known to be the beneficial owner of more than 5% of our voting securities, (3) any immediate family member of any of the above persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner, and (4) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater ownership or economic interest.

Our audit committee is responsible for reviewing and approving (or prohibiting) any transaction that is determined by our general counsel to constitute a related person transaction. The audit committee will consider all of the relevant facts and circumstances available to it, including (if applicable) but not limited to (1) the benefits to the company, (2) the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer, (3) the availability of other sources for comparable products or services, (4) the terms of the transaction, and (5) the terms available to unrelated third parties or to employees generally. No member of the audit committee will participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person. The audit committee will approve only those related person transactions that are in, or are not inconsistent with, the best interests of the company and its stockholders, as the audit committee determines in good faith.

Certain transactions between the company and its officers, directors, nominees for directors and their associates

Since 1984, one of our subsidiaries, or its predecessor, has formed employee-limited partnerships for investment by our employees and directors. The limited partnerships participate with Unit Petroleum Company, a subsidiary of ours, in its exploration and production operations.

Investment in these programs is offered, where allowed under applicable law, to all of our full time salaried employees who satisfy certain financial and other qualification requirements.

Over the years, certain of our named executive officers and directors have invested in these employee programs.

The following table shows their investments in the 2007 and 2008 employee programs.

Officer/Director	2007 Employee Program($)	2008 Employee Program($)
John G. Nikkel	250,000	250,000
King P. Kirchner	100,000	100,000
Don Cook	2,000	2,000
J. Michael Adcock	71,000	86,000
Larry D. Pinkston	20,000	20,000
John H. Williams	25,000	25,000
Gary R. Christopher	100,000	100,000
Bradford J. Guidry	5,000	-

REPORT OF THE AUDIT COMMITTEE

The SEC rules require that we include in our proxy statement a report from the audit committee of the board. The following report concerns the committee's activities regarding oversight of our financial reporting and auditing process.

The audit committee assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices. During the year 2007, the committee met four times. The committee chair, as representative of the committee, discussed the interim financial information contained in each quarterly earnings announcement and Form 10-Q with our chief financial officer and independent registered public accounting firm before public release.

The board and the audit committee believe that the audit committee's current member composition satisfies the rule of the NYSE that governs audit committee composition, including the requirement that audit committee members all be "independent directors" as that term is defined by applicable NYSE rule.

Our management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the committee reviewed the audited financial statements in our annual report on Form 10-K for 2007 with our management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The committee reviewed with our independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of the company's accounting principles and such other matters as are required to be discussed with the committee under generally-accepted auditing standards, including Statement on Auditing Standards No. 61. The committee has discussed with the independent registered public accounting firm the auditors' independence from management, including the implications of the SEC regulations regarding the provisions of non-audit services by the independent registered public accounting firm and determined that the provisions of the non-audit services were not inconsistent with the independent registered public accounting firm's status as an independent registered public accounting firm. In addition, the committee received the written disclosures and letter from the independent registered public accounting firm required by the Independence Standards Board, Standard No. 1.

The committee also reviewed the report of management contained in our annual report on Form 10-K for the year 2007 filed with the SEC, as well as PricewaterhouseCoopers LLP's Report of Independent Registered Public Accounting Firm (included in our annual report on Form 10-K). This report related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting.

Based on review and discussions with management and the independent registered public accounting firm, the committee recommended to the board that the company's audited financial statements be included in its annual report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

Each member of the committee is financially literate, knowledgeable and qualified to review financial statements. The board has determined that Don Cook qualifies as an "audit committee financial expert" under the rules of the SEC.

Members of the Audit Committee:

Don Cook – Chairman
William B. Morgan
Gary R. Christopher

PRINCIPAL ACCOUNTANT FEES AND SERVICES

At one of its meetings to be held before May 2008, the audit committee intends to appoint PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

Fees incurred for PricewaterhouseCoopers LLP

The following table shows the fees for professional audit services provided by PricewaterhouseCoopers LLP for the integrated audit of the company's annual financial statements for the years ended December 31, 2006 and 2007, and fees billed for other services during those years.

	2006 ($)	2007 ($)
Audit Fees(1)	541,000	575,000
Audit-Related Fees(2)	88,500	93,400
Tax Fees(3)	9,050	8,300
All Other Fees	-	-
Total	638,550	676,700

Notes to table:

(1) *Audit fees represent fees for professional services provided in connection with the integrated audit of our financial statements and review of our quarterly financial statements and audit services provided in connection with the issuance consents and assistance with review of documents filed with the SEC.*

(2) *Audit-related fees consisted primarily of services provided in connection with financing activities, consultations related to accounting and reporting standards and audits of an employee benefit plan and oil and gas partnerships.*

(3) *For fiscal 2006 and 2007, respectively, tax fees principally included tax compliance fees of $6,550 and $8,300, and tax advice fees of $2,500 and $0.*

Policy on audit committee pre-approval of audit and permissible non-audit services of independent auditor

Consistent with SEC policies regarding auditor independence, the audit committee has responsibility for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Before incurring the following, management will submit a list of services and related fees expected to be rendered during that year within each of the following four categories of services to the audit committee for approval:

1. *Audit* services include audit work performed on the financial statements, internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.
2. *Audit-Related* services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.
3. *Tax* services include all services, except those services specifically related to the audit of the financial statements performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax related activities, primarily in the area of corporate development; supporting other tax related regulatory requirements; and tax compliance and reporting.
4. *Other Fees* are those associated with services not captured in the other categories. The company generally doesn't request such services from the independent registered public accounting firm.

The audit committee pre-approves the independent registered public accounting firm's services within each category. The fees are budgeted and the audit committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the audit committee requires specific pre-approval before engaging the independent registered public accounting firm.

The audit committee may (and has at various times in the past) delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the audit committee at its next scheduled meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2007, the following directors (none of whom was or had been an officer or employee of the company or any of its subsidiaries) served on the compensation committee: J. Michael Adcock, William B. Morgan, John H. Williams and Don Cook. There are no committee interlocks with other companies within the meaning of the SEC's rules during 2007.

As more fully discussed in "RELATED PERSON TRANSACTIONS – Certain transactions between the company and its officers, directors, nominees for director and their associates," certain directors and officers have, from time to time invested in limited partnerships that are formed and administered by one of the company's subsidiaries.

ITEMS TO BE VOTED ON

ITEM 1: Election of directors

Item 1 is the election of three directors to the board. Our Amended and Restated Certificate of Incorporation provides that the number of directors on our board may not be less than three nor more than ten. Our board currently is composed of nine members and is divided into three classes with each director serving for a three-year term. At each annual meeting, the term of one class expires. The term of service for those directors serving in Class III expires at this meeting.

We know of no reason why any nominee may be unable to serve as a director. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the board, or the board may reduce the number of directors to be elected.

If any director resigns, dies or is otherwise unable to serve out his or her term, or the board increases the number of directors, the board may fill the vacancy or elect the new director.

Our nominating and governance committee has recommended, and the board has approved, the nominees listed below to stand for election. Each nominee has previously been elected by our stockholders. Information concerning each nominee and each continuing director is provided below.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF ELECTING THE THREE NOMINEES.

NOMINEES FOR DIRECTOR		
Terms expiring at 2008 annual meeting (Class III)	**King P. Kirchner** Age 80 Director since 1963	Mr. Kirchner, a co-founder of the company, has been a director since 1963. He served as Unit's President until November, 1983, as its Chief Executive Officer until June 30, 2001, and served as the Chairman of the Board until July 31, 2003. Mr. Kirchner is a Registered Professional Engineer within the State of Oklahoma, having received degrees in Mechanical Engineering from Oklahoma State University and in Petroleum Engineering, with honors, from the University of Oklahoma. Following graduation, he was employed by Lufkin Manufacturing as a development engineer for hydraulic pumping units. Prior to co-founding Unit, he served in the U.S. Army during the Korean War and after that as vice-president of engineering and operations for Woolaroc Oil Company.
	Don Cook Age 83 Director since 1963	Mr. Cook has served as a director since the company's inception. He was a partner in the firm of Finley & Cook, Shawnee, Oklahoma, from 1950 until 1987, when he retired. Mr. Cook has been designated by the company's board of directors as the audit committee's financial expert.
	J. Michael Adcock Age 59 Director since 1997	Mr. Adcock was elected a director in December, 1997. He is an attorney and is currently a Co-trustee of the Don Bodard Trust, which is a private business trust that deals in real estate, oil and natural gas properties and other equity investments. He is Chairman of the Board of Arvest Bank, Shawnee, and a director of Community Health Partners, Inc. and Midwest Consolidated Plastics, LLC. Between 1997 and September, 1998 he was the Chairman of the Board of Ameribank and President and Chief Executive Officer of American National Bank and Trust Company of Shawnee, Oklahoma, and Chairman of AmeriTrust Corporation, Tulsa, Oklahoma. Prior to holding these positions, he was engaged in the private practice of law and served as General Counsel for Ameribank Corporation.
CONTINUING DIRECTORS		
Terms expiring 2009 annual meeting (Class I)	**John G. Nikkel** Age 73 Director since 1983	Mr. Nikkel joined the company as its President, Chief Operating Officer and a director in 1983. He was elected its Chief Executive Officer in July, 2001 and Chairman of the Board in August, 2003. Mr. Nikkel retired as an employee and as the Chief Executive Officer of the company on April 1, 2005. He currently holds the position of Chairman of the Board. From 1976 until January, 1982 when he co-founded Nike Exploration Company, Mr. Nikkel was an officer and director of Cotton Petroleum Corporation, serving as the President of Cotton from 1979 until his departure. Before joining Cotton, Mr. Nikkel was employed by Amoco Production Company for 18 years, last serving as Division Geologist for Amoco's Denver Division. Mr. Nikkel presently serves as President and a director of Nike Exploration Company, a family owned oil and gas investment company. Mr. Nikkel received a Bachelor of Science degree in Geology and Mathematics from Texas Christian University.
	Robert J. Sullivan Jr. Age 62 Director since 2005	Mr. Robert J. Sullivan Jr. is a Principal with Sullivan and Company LLC, a family-owned independent oil and gas exploration and production company founded in 1958. He is also the Founder (1989) and served as Chairman and Chief Executive Officer of Lumen Energy Corporation prior to its sale in 2004. Mr. Sullivan was appointed to Oklahoma Governor Frank Keating's Cabinet as Secretary of Energy in March, 2002. He received a BBA from the University of Notre Dame, and a MBA from the University of Michigan. Mr. Sullivan is a Board Member of the Oklahoma Independent Petroleum Association, Oklahoma Energy Resources Board, St. John Medical Center, St. Joseph Residence, University of Notre Dame Alumni Association, and former Board Member of Catholic Charities and Gatesway Foundation. He also is Trustee for the Monte Cassino Endowment Trust, a Member of the University of Notre Dame, Graduate School Advisory Council and Past Chairman of the following School Boards: Cascia Hall Preparatory School; Monte Cassino School and School of St. Mary.

	Gary R. Christopher Age 58 Director since 2005	Mr. Gary R. Christopher is engaged in personal investments and consulting. Between August, 1999 and January, 2004, he served as President and Chief Executive Officer of PetroCorp Incorporated (a public oil and gas exploration company), and from March 1996 to August 1999 he served as the Acquisition Coordinator of Kaiser-Francis Oil Company. His other past professional experience includes serving as Vice President of Acquisitions for Indian Wells Oil Company, Senior Vice President and Manager of the Energy Lending Division of First National Bank of Tulsa and from 1991 to 1996 Senior Vice President and Manager of Energy Lending for Bank of Oklahoma. Previous to that, Mr. Christopher worked for Amerada Hess Corporation as a Reservoir Engineer and for Texaco, Inc. as a Production Engineer. Mr. Christopher is a member of the Society of Petroleum Engineers, Society of Petroleum Evaluation Engineers, and the Oklahoma Independent Petroleum Association. Mr. Christopher received a B.S. degree in Petroleum Engineering from the University of Missouri at Rolla. Mr. Christopher is a past Director of the Petroleum Club of Tulsa, Middle Bay Oil Company, Three Tech Energy, PetroCorp Incorporated and a present Director of the Summit Bank of Oklahoma.
CONTINUING DIRECTORS		
Terms expiring at 2010 annual meeting (Class II)	**William B. Morgan** Age 63 Director since 1988	Mr. Morgan was elected a director of the company in 1988. Mr. Morgan retired in June 2007 from his position as Executive Vice President and General Counsel of St. John Health System, Inc., Tulsa, Oklahoma, and President of its principal for-profit subsidiary Utica Services, Inc., which positions he had held since 1995. Prior to joining St. John, he was Partner in the law firm of Doerner, Saunders, Daniel & Anderson, Tulsa, Oklahoma, and served as Adjunct Professor of Law at the University of Tulsa College of Law, where he taught Securities Regulation. During 1968 and 1969, he served as a United States Army Officer in Vietnam and was awarded several medals including the Bronze Star. Mr. Morgan has an undergraduate degree from Muhlenberg College, Allentown, Pennsylvania and a Juris Doctor from the University of Tulsa College of Law. Mr. Morgan is a member of numerous professional and Bar associations and various federal Bars including the United States Supreme Court. He has been listed in Who's Who in American Law, Who's Who in American Education and The Best Lawyers in America. Mr. Morgan is a Fellow of the American College of Healthcare Executives.
	John H. Williams Age 89 Director since 1988	Mr. Williams was elected a director of the company in December, 1988. Mr. Williams is engaged in personal investments and has been for more than five years. He was Chairman of the Board and Chief Executive Officer of The Williams Companies, Inc. before retiring in 1978 and continues to serve as an honorary director. Mr. Williams is a director of Apco Argentina, Inc. and also an honorary director of Willbros Group, Inc. He formerly served as a director of Petrolera Entre Lomas S.A. In addition, Mr. Williams is a member of the Tulsa Performing Arts Center Trust.
	Larry D. Pinkston Age 53 Director since 2004	Mr. Pinkston joined the company in December, 1981. He had served as Corporate Budget Director and Assistant Controller before being appointed Controller in February, 1985. In December, 1986, he was elected Treasurer and was elected to the position of Vice President and Chief Financial Officer in May, 1989. In August, 2003, he was elected to the position of President. He was elected a director by the board in January, 2004. In February, 2004, in addition to his position as President, he was elected to the office of Chief Operating Officer. Effective April 1, 2005, Mr. Pinkston was elected to the additional position of Chief Executive Officer. He holds a Bachelor of Science Degree in Accounting from East Central University of Oklahoma.

The following table identifies our executive officers who are not directors as well as certain executive officers of our subsidiaries.

Name and Age as of the 2008 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Mark E. Schell - Age 51	Senior Vice President, General Counsel and Secretary
David T. Merrill - Age 47	Chief Financial Officer and Treasurer
John Cromling - Age 60	Executive Vice President of Unit Drilling Company
Bradford J. Guidry - Age 52	Senior Vice President of Unit Petroleum Company
Robert H. Parks Jr. - Age 53	Manager of Superior Pipeline Company, L.L.C.
Richard E. Heck - Age 47	Vice President, Safety, Health and Environment

ITEM 2: Ratification of appointment of independent registered public accounting firm

Our audit committee expects to appoint PricewaterhouseCoopers LLP as our independent registered public accounting firm for our 2008 fiscal year at a meeting to be before May, 2008. We are asking you to ratify and approve that action. A representative of PricewaterhouseCoopers LLP, will attend the annual meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to answer appropriate questions.

Although the law does not require this ratification, the audit committee believes that you should be given the opportunity to express your views on this matter. However, even if you ratify the selection, the audit committee may still appoint a new independent registered public accounting firm at any time if it believes that such change would be in the best interest of the company and its stockholders. Failure to ratify this selection is not binding on the audit committee. However, if our stockholders do not ratify this selection, the audit committee will reconsider the appointment.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL, WHICH VOTE WILL ACT TO RATIFY THE SELECTION OF PRICEWATERHOUSECOOPERS LLP.

OTHER MATTERS

Section 16(a) beneficial ownership reporting compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and officers and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership with the SEC. These persons are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of the forms furnished to us, we believe that during 2007 all Section 16(a) filing requirements applicable to our reporting persons were complied with, with the exception that Mr. Guidry filed one late report on Form 4, which covered one transaction; and Mr. Belitz filed one late report on Form 4, which covered one transaction.

Matters which may come before the meeting

The board does not intend to bring any other matters before the meeting, nor do we know of any matters that other persons intend to bring before the meeting. However, should other matters not mentioned in this proxy statement properly come before the meeting, the persons named in the accompanying proxy card will vote on them in accordance with their best judgment.

2009 stockholder proposals or nominations

Stockholder proposals. For a stockholder proposal to be considered for inclusion in our proxy statement for next year's annual meeting, the written proposal must be received by our corporate secretary at our principal executive offices no later than November 13, 2008. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's annual meeting, the deadline for inclusion of proposals in the company's proxy statement is instead a reasonable time before the company begins to print and mail its proxy materials. These proposals also will need to comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Corporate Secretary
Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136
Fax: (918) 493-7711

For a stockholder proposal that is not intended to be included in the company's proxy statement under Rule 14a-8, the stockholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to approve that proposal, provide the information required by our bylaws and give timely notice to our corporate secretary in accordance with the bylaws, which, in general, require that the notice be received by our corporate secretary:

- Not earlier than the close of business on January 3, 2009; and
- Not later than the close of business on February 2, 2009.

If the date of the stockholder meeting is moved more than 30 days before or 70 days after the anniversary date of our annual meeting for the prior year, then notice of a stockholder proposal that is not intended to be included in our proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days before the meeting and no later than the close of business on the later of the following two dates:

- 90 days before the meeting; and
- 10 days after public announcement of the meeting date.

Nomination of director candidates. You may propose director candidates for consideration by the board's nominating and governance committee. Any recommendation should include the nominee's name and qualifications for board membership and should be directed to our corporate secretary at the address of our principal executive offices set forth above. In addition, our bylaws permit a stockholder to nominate directors for election at an annual stockholder meeting. To nominate a director, a stockholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our shares of common stock to elect the nominee and provide the information required by our bylaws, including a statement by the stockholder identifying (i) the name and address of the stockholder, as they appear on the company's books, and of the beneficial owner, if any, on whose behalf the nomination or proposal is made, (ii) the class and number of shares of our common stock which are owned beneficially and of record by the stockholder (and such beneficial owner), (iii) a representation that the stockholder is a holder of record of shares of our common stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the nomination, and (iv) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (A) to deliver a proxy statement and/or form a proxy to holders of at least the percentage of our common stock required to elect the nominee and/or (B) otherwise to solicit proxies from stockholders in support of the nomination. In addition, the stockholder must give timely notice to our corporate secretary in accordance with our bylaws, which, in general, require that the notice be received by the corporate secretary within the time period described above under "Stockholder Proposals."

Communicating with us

From time to time, we receive calls from stockholders asking how they can communicate with us. The following communication options are available.

- If you would like to receive information about the company:

  Our home page on the Internet, located at http://www.unitcorp.com, gives you access to certain information regarding the company. This site contains our press releases, financial information and stock quotes, as well as our SEC filings. An online version of this proxy statement is also located on the site.

- If you would like to contact us, please call our Investor Relation Department at (918) 493-7700, or send your correspondence to the following address:

  Unit Corporation
  Investor Relations
  7130 South Lewis, Suite 1000
  Tulsa, Oklahoma 74136

AVAILABILITY OF OUR FORM 10-K, ANNUAL REPORT AND PROXY STATEMENT

Copies of our Form 10-k for the fiscal year ended December 31, 2007, as filed with the SEC, may be obtained without charge by writing to: Mark E. Schell, Secretary, Unit Corporation, 7130 S. Lewis, Suite 1000, Tulsa, Oklahoma 74136. You also may view a copy of the Form 10-k electronically by accessing our website at www.unitcorp.com/corpgov.html.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 7, 2008

Additionally, in accordance with new rules issued by the SEC, you may access our 2007 annual report and this proxy statement and our form of proxy for our May 7, 2008 annual meeting of stockholders at our website at www.unitcorp.com/corpgov.html, which does not have "cookies" that identify visitors to the site.

Incorporated by reference

To the extent that this proxy statement is incorporated by reference into any other filing by us under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the sections of this proxy statement entitled "Compensation Committee Report" and "Audit Committee Report" (to the extent permitted by the rules of the SEC), will not be deemed incorporated unless specifically provided otherwise in such filing. Information contained on or connected to our website is not incorporated by reference into this proxy statement and should not be considered part of this proxy statement or any other filing that we make with the SEC.

Appendix "A"
Unit Corporation
Director Independence Standards

1. ABSENCE OF A MATERIAL RELATIONSHIP

An "*independent*" director is a director who the Board of Directors has determined has no material relationship with the Company, either directly, or as a partner, shareholder, or executive officer of an organization that has a relationship with the Company. A relationship is "*material*" if, in the judgment of the Board, the relationship would interfere with the director's independent judgment. For purposes of these standards, the "*Company*" means Unit Corporation and its consolidated subsidiaries, collectively.

a. Materiality Guidelines

The Board of Directors has established guidelines for determining when a relationship between a director (or an organization with which a director is associated), and the Company, is material. In determining whether a particular relationship would be viewed as interfering with a director's independent judgment, the Board considers among other things, the guidelines set forth below.

A director is not deemed to be independent if:

- the director, or the director's "immediate family member"[1] received any payment from the Company in excess of $100,000 during any twelve-month period within the last three years, other than compensation for board service and pension or other forms of deferred compensation for prior service with the Company, except that compensation received by an immediate family member for service as an employee of the Company (other than as an executive officer) need not be considered in determining independence;
- the director is an executive officer or employee of, or his or her immediate family member, is an executive officer of, a company, or other for profit entity, to which the Company made, or from which the Company received for property or services (other than those arising solely from investments in the Company's securities), payments in excess of the greater of $1 million or 2% of such company's consolidated gross revenues in any of the last three fiscal years;
- the director serves as an executive officer of any tax exempt organization which received contributions from the Company in any of the preceding three fiscal years in an aggregate amount that exceeded the greater of $1 million or 2% of such tax exempt organization's consolidated gross revenues.

b. Relationships

The Board will consider each relationship not only from the standpoint of the director, but also from the standpoint of persons and organizations with which the director has a relationship.

Without limiting the types of relationships that the Board may determine to not be material, the Board has determined that relationships of the following types will not be considered material relationships that would impair a director's independence:

- commercial relationships in which a director (or a member of his or her immediate family)
  - (a) is the holder together with any other directors or executive officers of less than a 10% equity interest

[1] An immediate family member includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.

in an entity which is a party to a transaction with the Company; or

(b) is a director, officer or employee of or the holder together with any other directors or executive officers of a ten percent or greater equity interest in an entity with which the Company has ordinary course business dealings or with which the Company has a commercial banking, investment banking or insurance brokerage relationship, in each case, (i) to which the Company has not made, or from which the Company has not received for property or services (other than those arising solely from investments in the Company's securities), payments in excess of the greater of $1 million or 2% of such entity's consolidated gross revenues in any of the last three fiscal years and (ii) where the director (or immediate family member) is not directly involved in the entity's business dealings with the Company; or

- membership in, or association with, the same professional association, social, educational, fraternal or religious organization, club or institution, as an executive officer or other director of the Company.

Notwithstanding the above, any other type of relationship not included in the categorical standards described in this section would have to be evaluated independently by the Board of Directors.

2. THREE-YEAR COOLING-OFF PERIOD

In addition to the guidelines set forth above:

- No director will be independent if he or she is currently, or was at any time within the last three years, an employee of the Company.
- No director, and no immediate family member of a director, may currently be, or have been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.
- No director will be independent if he or she has any immediate family member that is currently, or was at any time within the last three years, an executive officer of the Company.
- No director will be independent if (i) he or she or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; (ii) the director is a current employee of such a firm; (iii) the director has an immediate family member who is a current employee of such a firm; and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (iv) the director or an immediate family member was at any time within the last three years but is no longer a partner or employee of such a firm and personally worked on the Company's audit within that time.

3. ADDITIONAL REQUIREMENTS FOR AUDIT COMMITTEE MEMBERS

In addition to the guidelines set forth above, a director is not considered independent for purposes of serving on the Audit Committee, and may not serve on the Audit Committee, if the director:

- receives directly or indirectly any consulting, advisory, or compensatory fee from the Company, other than fees for service as a director or fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service); or
- is an affiliated person of the Company or it subsidiaries, as determined in accordance with Securities and Exchange Commission ("SEC") regulations. In this regard, Audit Committee members are prohibited from owning or controlling more than 10% of any class of the Company's voting securities or such lower amount as may be established by the SEC.

4. ADDITIONAL REQUIREMENTS FOR COMPENSATION COMMITTEE MEMBERS

In addition to the guidelines set forth above, a director is not considered independent for purposes of serving on the Compensation Committee, and may not serve on the Compensation Committee, if the director:

- receives directly or indirectly any remuneration as specified for purposes of Section 162(m) of the Internal Revenue Code;
- has ever been an officer of the Company; or
- has a direct or indirect material interest in any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships required to be disclosed under SEC Regulation S-K Item 404(a) and involving, generally, amounts in excess of $120,000.

5. COMPLIANCE WITH NYSE LISTING STANDARDS AND SECURITIES AND EXCHANGE COMMISSION REGULATIONS

These independence standards are intended to meet the requirements of the NYSE listing standards and regulations adopted by the Securities and Exchange Commission and the Internal Revenue Service.

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